As confidentially submitted to the Securities and Exchange Commission on March 9, 2016 as Amendment No. 1 to the Confidential Submission, File No. 377-01256.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIAMET PHARMACEUTICALS HOLDINGS, LLC

(to be converted into Viamet Pharmaceuticals Corp.)

(Exact name of registrant as specified in its charter)

Delaware	2834	45-4059526
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.) 4505 Emperor Blvd., Suite 300 Durham, NC 27703 (919) 467-8539	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert J. Schotzinger, M.D., Ph.D.

President and Chief Executive Officer

Viamet Pharmaceuticals Holdings, LLC

4505 Emperor Blvd., Suite 300

Durham, NC 27703

(919) 467-8539

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rosemary G. Reilly, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	Patrick O’Brien, Esq. Ropes & Gray LLP 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Viamet Pharmaceuticals Holdings, LLC, or the LLC entity, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, the LLC entity will convert into a Delaware corporation and change its name from Viamet Pharmaceuticals Holdings, LLC to Viamet Pharmaceuticals Corp. We refer to this conversion throughout the prospectus included in this registration statement as the “Conversion.” Shares of the common stock of Viamet Pharmaceuticals Corp. are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated March 9, 2016

            Shares

COMMON STOCK

Viamet Pharmaceuticals Corp. is offering             shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We have applied to list our common stock on The NASDAQ Global Market under the trading symbol “VMET.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

PRICE $        A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Viamet
Per Share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriters.”

We have granted the underwriters an option to purchase up to             additional shares of common stock at the initial public offering price less the underwriting discount. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2016.

Morgan Stanley	Goldman, Sachs & Co.

Guggenheim Securities	Needham & Company

The date of this prospectus is                     , 2016

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

This prospectus presents market and industry data from IMS Health Information Service, or IMS Health. Such information is an estimate derived from the use of information under license from IMS HEALTH—NPATM (National Prescription Audit Family of Services) for the period 2013-2015. IMS expressly reserves all rights, including rights of copying, distribution and republication. Such information is based on the research, analysis and viewpoints of the publisher thereof and speaks as of its original publication dates and not as of the date of this prospectus.

We use our registered trademarks, Viamet® and Metallophile®, in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but the absence of those references is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames to the fullest extent under applicable law.

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We have not authorized anyone to provide you with different information, and we take no responsibility for any information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the section in this prospectus entitled “Risk Factors” beginning on page 12 and our audited consolidated financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision.

As used in this prospectus, unless the context otherwise requires, references to “the company,” “Viamet,” “we,” “us” and “our” refer to (i) following the date of the Conversion discussed under the heading “Corporate Conversion,” Viamet Pharmaceuticals Corp. and its consolidated subsidiaries, or any one or more of them as the context may require, and (ii) prior to the date of the Conversion, Viamet Pharmaceuticals Holdings, LLC and its subsidiaries, or any one or more of them as the context may require. Additionally, references to our “board of directors” refer to (i) following the date of the Conversion, the board of directors of Viamet Pharmaceuticals Corp. and (ii) prior to the date of the Conversion, the board of managers of Viamet Pharmaceuticals Holdings, LLC.

Our Company

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel pharmaceuticals based on our proprietary metalloenzyme chemistry and biology technology platform. Metalloenzymes, which contain a metallic atom that is primarily responsible for enzyme activity, are an important class of drug targets for the treatment of a broad range of diseases. We utilize our technology to design novel drugs that we expect will have significant benefits as compared to currently marketed metalloenzyme inhibitors, including greater efficacy, improved safety, more favorable pharmacokinetic properties and superior therapeutic index. We have leveraged our technology to develop several product candidates that we believe have the potential to become best-in-class antifungal agents. VT-1161, our lead product candidate, is currently in separate Phase 2b clinical trials for the treatment of onychomycosis, a fungal infection of the nail, and recurrent vulvovaginal candidiasis, a recurrent form of vaginal yeast infection. In recent interim analyses of these Phase 2b clinical trials, we observed positive results in terms of both safety and efficacy for both indications. We expect final data on the principal efficacy and safety endpoints, or top-line final data, from our ongoing Phase 2b clinical trials to be available during the fourth quarter of 2016. Our other product candidates include VT-1129 for the treatment of cryptococcal meningitis, a life-threatening invasive fungal infection of the central nervous system currently in a Phase 1 clinical trial, and VT-1598 for the treatment of coccidioidomycosis, a fungal infection in the southwestern United States also known as Valley Fever, currently in IND-enabling studies. In addition to the development of novel antifungal agents, we are leveraging our technology to pursue drug discovery programs in oncology and certain orphan diseases.

We refer to our broad array of metalloenzyme chemistry and biology technologies as our MIDAS (Metalloenzyme Inhibitor Design and Synthesis) technology platform. This platform, built over the past decade, encompasses a powerful set of chemistry and biology tools that address the challenges and complexities of metalloenzyme drug discovery and enable the design of highly differentiated metalloenzyme inhibitors. Our technology is comprised of a deep understanding of over 120 potential metalloenzyme targets, a set of proprietary computer-based design tools, a library of over 200 unique metal-binding groups, knowledge of important counter-screens and pharmacologic expertise. We have focused our efforts on disease areas that are characterized by significant unmet medical need and commercial opportunity and for which our technology provides an opportunity to develop highly differentiated agents which may have compelling advantages over currently available therapies.

Our initial drug discovery and development efforts have been focused on a metalloenzyme target, fungal CYP51, which has broad application in the treatment of human fungal infections. CYP51 is a clinically validated target in that a number of other antifungal compounds targeting CYP51 have either been approved or are currently in clinical-stage development. Ranging from extremely common dermatologic and mucosal infections to life-threatening infections of the central nervous system and internal organs, fungal infections represent an area of significant unmet medical need. Although several antifungal agents are currently available, each of these drugs has limitations with regard to efficacy, safety and pharmacokinetic properties. For example, terbinafine (Lamisil), the most widely prescribed drug for the treatment of onychomycosis, has a labeled complete cure rate of only 38% at the 48-week evaluation point and its use is limited by liver toxicity and frequent drug-drug interactions. Similarly, amphotericin B, which is used for the treatment of cryptococcal meningitis, is highly toxic to the kidneys and is very poorly tolerated. We have applied our technology to design antifungal compounds that we believe are highly differentiated from, and will address the shortcomings of, currently available antifungal agents.

Our Development Pipeline

The following table summarizes our development programs, target indications, current stages of development and key upcoming milestones:

Our Product Candidates

VT-1161 for Onychomycosis

VT-1161 is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies. VT-1161 blocks the production of ergosterol, an essential component of the fungal cell membrane, which is critical to fungal proliferation. In preclinical studies, VT-1161 demonstrated potent activity against Trichophyton rubrum, or T. rubrum, and Trichophyton mentagrophytes, or T. mentagrophytes, the two most common fungal species that cause onychomycosis, a fungal infection of the nail that affects approximately 32 million individuals in the United States. Despite the high prevalence of onychomycosis, current therapies for this disease are suboptimal with respect to efficacy, safety and dosing convenience.

We conducted Phase 1 clinical trials of VT-1161 commencing in August 2011 and a Phase 2a proof-of-concept clinical trial commencing in August 2013. In our clinical trials conducted to date, VT-1161 demonstrated a long half-life and excellent penetration into the nail, properties which we believe are important for the successful treatment of onychomycosis. We recently conducted a planned interim analysis of 107 patients in our ongoing Phase 2b clinical trial of VT-1161 for the treatment of onychomycosis, which commenced in February 2015. Across the four VT-1161 treatment arms, we observed a 48% average reduction in the mean percentage of nail involvement at week 24 of the 48-week trial as compared to a 6% reduction in the placebo arm. The median reduction in percentage nail involvement in the VT-1161 arms was as high as 67% at week 24. In both preclinical studies and clinical trials conducted to date, including the Phase 2b interim analysis, VT-1161 has demonstrated a favorable safety profile with no evidence of an adverse effect on liver function. We believe that the high degree of potency, broad therapeutic index and favorable oral pharmacokinetic properties of VT-1161, coupled with the positive interim results we have observed in our ongoing Phase 2b clinical trial, suggest that VT-1161 may be superior to the approved oral therapies for onychomycosis with respect to both efficacy and safety. We also believe that VT-1161 may significantly outperform the approved topical therapies with respect to both efficacy and dosing convenience. We expect top-line final data from our ongoing Phase 2b clinical trial to be available during the fourth quarter of 2016 and, if the trial is successful, we expect to initiate Phase 3 clinical trials of VT-1161 in onychomycosis during the first half of 2017. VT-1161 is protected by an issued United States patent for compositions of matter that extends until 2031, not including any potential benefit from patent term restoration.

VT-1161 for Recurrent Vulvovaginal Candidiasis

In preclinical studies, VT-1161 demonstrated highly potent activity against a broad range of Candida species, the causative agents of recurrent vulvovaginal candidiasis, or RVVC. RVVC, which is defined as three or more episodes of acute vulvovaginal candidiasis, or AVVC (commonly referred to as a vaginal yeast infection), in a 12-month period. RVVC is estimated to occur in 5% to 8% of women in the United States during their child-bearing years. We are not aware of any approved therapies for RVVC in the United States. We recently conducted a planned interim analysis of 115 patients in our ongoing 48-week Phase 2b clinical trial of VT-1161 for the treatment of RVVC, which commenced in February 2015. Across the four VT-1161 treatment arms, only 3% of the patients suffered a recurrence of AVVC through week 24 as compared to 48% of patients in the placebo arm. In addition, in the two high-dose VT-1161 arms not a single patient suffered a recurrence through week 24. As in the interim analysis of the onychomycosis trial, VT-1161 was well tolerated with no evidence of an adverse effect on liver function. Because of its high degree of potency, broad therapeutic index and long half-life, we believe VT-1161 may be a highly effective treatment for RVVC and become the first antifungal agent approved for this common condition, which causes significant quality of life issues for patients. We expect top-line final data from our ongoing Phase 2b clinical trial to be available during the fourth quarter of 2016 and, if the trial is successful, we expect to initiate Phase 3 clinical trials of VT-1161 in RVVC during the second half of 2017.

VT-1129 for Cryptococcal Meningitis

VT-1129 is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies. We are developing VT-1129 for the treatment of cryptococcal meningitis, a life-threatening fungal infection of the central nervous system. Occurring most frequently in immuno-compromised patients, cryptococcal meningitis results in approximately 3,400 hospitalizations per year and carries a mortality rate as high as 21% in the United States. Globally, it is estimated that approximately one million cases of cryptococcal meningitis occur each year, with associated mortality rates estimated to be as high as 55% to 70%. VT-1129 has particular potency against Cryptococcus species and the ability to achieve high concentrations within the central nervous system. To our knowledge, VT-1129 is the only antifungal agent that is capable of fully eradicating the fungal pathogen that causes cryptococcal meningitis from the brain in preclinical studies. We are currently conducting a Phase 1 single-ascending dose clinical trial of VT-1129 in healthy volunteers, which commenced in October 2015, and we expect results during the second quarter of 2016. We expect to initiate a Phase 2 clinical trial in patients with cryptococcal meningitis during the first half of 2017 if our ongoing single-ascending dose Phase 1 clinical trial and a subsequent multiple-ascending dose Phase 1 clinical trial are successful. VT-1129 has received orphan drug designation for the treatment of cryptococcal meningitis and has been designated a Qualified Infectious Disease Product, or QIDP, by the U.S. Food and Drug Administration, or the FDA. In addition, we have commenced efforts to have cryptococcal meningitis added to the list of neglected tropical diseases that is maintained by the FDA. If cryptococcal meningitis were to be added to the current list, we may ultimately qualify for the award of a priority review voucher in the event VT-1129 were approved for treatment of this disease. VT-1129 is protected by an issued United States patent for compositions of matter that extends until 2031, not including any potential benefit from patent term restoration.

VT-1598 for Coccidioidomycosis (Valley Fever)

VT-1598 is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies. We are developing VT-1598 for the treatment of coccidioidomycosis, also known as Valley Fever, a common lung infection in the southwestern United States that affects approximately 150,000 patients in the United States annually. Although the infection may resolve without treatment, approximately 5% to 10% of patients may develop a more severe form of the disease and a certain percentage of these patients will develop a chronic pulmonary infection at times associated with dissemination of the infection to other parts of the body. While current therapies are effective in some patients with this more severe form of the disease, they are often poorly tolerated and morbidity and mortality remain significant. In in vitro studies, VT-1598 has demonstrated significantly greater potency against Coccidioides clinical isolates than fluconazole, which is commonly used as the primary treatment for Valley Fever. In preclinical models of Valley Fever, VT-1598 was highly effective in treating Valley Fever that was localized to the central nervous system, a common site of dissemination in humans. We are currently conducting IND-enabling studies of VT-1598 and expect to file an IND in the fourth quarter of 2016. We have received orphan drug designation for VT-1598 for the treatment of Valley Fever and expect that the compound will be designated a QIDP by the FDA. We have applied for a composition-of-matter patent for VT-1598 that we expect will extend to at least 2032, if issued.

Our Research Programs

In addition to our existing product candidates, we are also pursuing research directed at designing a fungal CYP51 inhibitor suitable for the treatment of invasive fungal infections in the hospital setting. The key objectives of this program are to design a compound that has potent activity against a broad spectrum of fungal pathogens and that could be formulated for both intravenous and oral delivery to facilitate the transition from acute care to step-down therapy. Beyond antifungals, we have recently initiated research programs directed at clinically validated metalloenzymes with potential applications in oncology and certain orphan diseases for which we believe our technology will enable the discovery of highly differentiated compounds that have compelling advantages over agents that are either currently available or in development.

Our Strategy

Our strategy is to strengthen and advance our leadership position in the discovery and development of novel metalloenzyme inhibitors, with the goal of commercializing our product candidates. The central elements of our strategy are as follows:

•	Develop and commercialize VT-1161 for the treatment of onychomycosis and RVVC;

•	Develop additional product candidates for the treatment of invasive fungal infections;

•	Leverage our MIDAS technology platform to advance discovery programs in oncology, certain orphan diseases and potentially additional therapeutic areas;

•	Strengthen and expand our core metalloenzyme drug discovery and development capabilities; and

•	Establish specialized sales and marketing capabilities.

Risks Associated With Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•	We have a limited operating history, have incurred significant operating losses since our inception, including an accumulated deficit of $86.0 million as of December 31, 2015, and anticipate that we will continue to incur losses for the foreseeable future.

•	We will need substantial additional funding to complete the development and, subject to receiving marketing approval, the commercialization of VT-1161 for either onychomycosis or RVVC, which may not be available on acceptable terms, or at all. Absent this offering, we do not believe that our currently available cash and cash equivalents, including the proceeds from the issuance of Series D preferred shares on February 17, 2016, would provide sufficient funds to enable the Company to meet its obligations for greater than one year subsequent to December 31, 2015. If we are unable to raise capital when needed, we may be forced to delay, reduce, terminate or eliminate product development or commercialization programs, including those for VT-1161 and our other product candidates.

•	We are early in our development efforts and have only one product candidate in Phase 2b clinical trials (for two indications) and one product candidate in a Phase 1 clinical trial (for one indication). All of our other product candidates are still in preclinical development. If we are unable to commercialize our product candidates or experience delays in doing so, our business will be materially harmed.

•	Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

•	If clinical trials of VT-1161 or our other product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or comparable non-U.S. regulatory authorities or are not otherwise successful, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of VT-1161 or our other product candidates.

•	Clinical drug development involves uncertain outcomes, and the results of earlier studies and clinical trials and our interim results from our Phase 2b clinical trials may not be predictive of final results of our Phase 2b clinical trials or any future clinical trial results.

•	The regulatory approval process is expensive, time-consuming and uncertain. If we are unable to obtain, or experience significant delays in obtaining, regulatory approval of our product candidates, our ability to generate revenue will be materially impaired.

•

Even if VT-1161 or any of our other product candidates receives regulatory approval, it or they may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success, and the market opportunity for any such product candidate may be smaller than we expect. Additionally, because many of the existing products available to treat the diseases for which we are developing our product candidates are available on a generic basis and are offered and sold at low prices, price competition from these products may limit our market opportunity and materially and adversely affect our business and results of operations.

•	If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing VT-1161 or any of our other product candidates even if they are approved.

Corporate Conversion

We are currently a Delaware limited liability company named Viamet Pharmaceuticals Holdings, LLC, or Viamet Holdings. Prior to December 2011, we operated as Viamet Pharmaceuticals, Inc., or VPI, a Delaware corporation that was incorporated in December 2004 as a research and development company that focused for most of its history on the development of compounds for the treatment of fungal diseases and, later, prostate cancer. In December 2011, Viamet Holdings was formed and became the parent of VPI through the exchange of VPI’s capital stock for membership interests in Viamet Holdings. In October 2014, we spun off the prostate cancer business, as well as a collaboration program not associated with our human antifungal business. We effected the spin-off through a series of transactions whereby Innocrin Pharmaceuticals, Inc., or Innocrin Pharmaceuticals, one of Viamet Holdings’ subsidiaries, was transferred to a newly formed subsidiary, Innocrin Pharmaceuticals Holdings, LLC, or Innocrin Holdings, and then the equity interests in Innocrin Holdings were distributed to our equityholders on a pro-rata basis. Innocrin Pharmaceuticals and Innocrin Holdings are collectively referred to as Innocrin in this prospectus.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will engage in the following transactions, which we refer to collectively as the Conversion:

•	we will convert from a Delaware limited liability company to a Delaware corporation by filing a certificate of conversion with the Secretary of State of the State of Delaware; and

•	we will change our name from Viamet Pharmaceuticals Holdings, LLC to Viamet Pharmaceuticals Corp.

As part of the Conversion:

•	holders of series 1 preferred shares in Viamet Holdings will receive one share of series 1 preferred stock for each series 1 preferred share held immediately prior to the Conversion;

•	holders of series 2 preferred shares in Viamet Holdings will receive one share of series 2 preferred stock for each series 2 preferred share held immediately prior to the Conversion;

•	holders of series A preferred shares in Viamet Holdings will receive one share of series A preferred stock for each series A preferred share held immediately prior to the Conversion;

•	holders of series B preferred shares in Viamet Holdings will receive one share of series B preferred stock for each series B preferred share held immediately prior to the Conversion;

•	holders of series C1 preferred shares in Viamet Holdings will receive one share of series C1 preferred stock for each series C1 preferred share held immediately prior to the Conversion;

•	holders of series C2 preferred shares in Viamet Holdings will receive one share of series C2 preferred stock for each series C2 preferred share held immediately prior to the Conversion;

•	holders of series D preferred shares in Viamet Holdings will receive one share of series D preferred stock for each series D preferred share held immediately prior to the Conversion; and

•	outstanding common shares in Viamet Holdings will be converted into shares of common stock and, if such outstanding common shares were profits interests subject to time-based vesting at the time of the Conversion, the resulting shares of common stock will continue to be subject to time-based vesting to the same extent as such outstanding common shares were subject to time-based vesting prior to the Conversion.

After converting to a corporation and changing our name to Viamet Pharmaceuticals Corp., we will be governed by a certificate of incorporation to be filed with the Delaware Secretary of State and our bylaws. On the effective date of the Conversion, the members of the board of directors of Viamet Holdings will become the members of the board of directors of Viamet Pharmaceuticals Corp. and the officers of Viamet Holdings will become the officers of Viamet Pharmaceuticals Corp.

Following the Conversion, we will consummate the initial public offering of our common stock. Upon the closing of our initial public offering, all of the shares of preferred stock issued to our members in the Conversion will convert into shares of our common stock.

Corporate Information

Our principal executive offices are located at 4505 Emperor Blvd., Suite 300, Durham, North Carolina 27703, and our telephone number is (919) 467-8539. Our website address is www.viamet.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus, and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase shares of our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We may take advantage of the exemptions provided by the JOBS Act up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K), or we issue more than $1 billion of non-convertible debt securities over a three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to new or revised accounting standards that are applicable to other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We intend to use the net proceeds of this offering to fund the development of VT-1161, VT-1129 and VT-1598, as well as our research and development of additional product candidates and for working capital and other general corporate purposes. Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to complete our ongoing Phase 2b clinical trials of VT-1161 in onychomycosis and RVVC and to initiate our planned Phase 3 clinical trials in both of these indications, to complete our ongoing Phase 1 clinical trial and initiate our planned Phase 2 clinical trial of VT-1129 for cryptococcal meningitis, to conduct our Phase 1 clinical trials for VT-1598 and to fund our operating expenses and capital expenditure requirements at least through . See “Use of Proceeds” on page 58 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	VMET

The number of shares of our common stock to be outstanding after this offering is based on 110,347,896 shares of our common stock outstanding as of February 29, 2016, and gives effect to the conversion of all outstanding shares of our preferred stock into 92,446,802 shares of common stock that will become effective upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes              shares of our common stock available for future issuance under our stock-based compensation plans, including 2,163,981 shares of common stock available for future issuance under our 2011 Incentive Plan as of February 29, 2016 and              shares of common stock reserved for issuance under our 2016 Stock Incentive Plan.

Except as otherwise noted, all information in this prospectus:

•	assumes that the Conversion has occurred;

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of common stock from us;

•	gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering;

•	gives effect to the conversion of all outstanding profits interests into shares of our common stock in connection with the Conversion; and

•	gives effect to the restatement of our certificate of incorporation and adoption of our amended and restated bylaws upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following financial data should be read in conjunction with our audited consolidated financial statements and the related notes, included elsewhere in this prospectus.

The following table summarizes our consolidated financial data. We have derived the following summary of our consolidated statements of comprehensive loss data for the years ended December 31, 2014 and 2015 from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes to those statements, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,
	2014		2015
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenue		$198	$679
Operating expenses
Research and development		8,553	25,375
General and administrative		7,725	5,407

Total expense		16,278	30,782

Operating loss		(16,080)	(30,103)
Change in fair value of financial instruments		2,156	(2,568)
Interest income		1	2

Net loss from continuing operations		(13,923)	(32,669)
Loss from discontinued operations		(4,491)	—

Net loss and comprehensive loss		$(18,414)	$(32,669)
Accretion and deemed dividends:
Preferred shares		(4,471)	(6,618)

Net loss attributable to common shareholders:
Basic and diluted		$(22,885)	$(39,287)
Net loss per share attributable to common shareholders:
Basic and diluted		$(20.80)	$(35.72)

Weighted average common shares outstanding:
Basic and diluted		1,100,000	1,100,000

Pro forma net loss per share attributable to common shareholders (unaudited)(1):
Basic and diluted	$		$(0.30)
Pro forma weighted average shares used to compute net loss per share attributable to common shareholders (unaudited)(1):
Basic and diluted			98,993,933

(1)

Pro forma to reflect (i) the Conversion (including the conversion of preferred shares into preferred stock and the conversion of profits interests into common stock), (ii) the conversion of all outstanding shares of preferred stock into shares of common stock and (iii) the issuance and ultimate conversion of 8,855,145 Series D preferred shares for gross proceeds of $15.8 million on February 17, 2016 through the exercise of the call option.

	As of December 31, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
		(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$29,361	45,123
Working capital	21,346	41,535
Total assets	31,976	47,738
Call option liability	4,427	—
Members’ deficit and stockholders’ deficit	(85,988)	41,699

(1)	Pro forma to reflect (i) the Conversion (including the conversion of preferred shares into preferred stock and the conversion of profits interests into common stock), (ii) the conversion of all outstanding shares of preferred stock into shares of common stock and (iii) the issuance and ultimate conversion of 8,855,145 Series D preferred shares for gross proceeds of $15.8 million on February 17, 2016 through the exercise of the call option.
(2)	Pro forma as adjusted to further reflect the sale of shares of our common stock in this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and members’ deficit and stockholders’ deficit by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and members’ deficit and stockholders’ deficit by $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below or additional risks and uncertainties not presently known to us or that we currently deem immaterial could materially and adversely harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

We have incurred significant operating losses in every year since inception and expect to incur net operating losses for the foreseeable future. For the years ended December 31, 2014 and 2015, we reported a net loss of $18.4 million and $32.7 million, respectively. As of December 31, 2015, we had an accumulated deficit of $86.0 million. We do not know whether or when we will become profitable. To date, we have not generated any revenues from product sales and have financed our operations primarily through private placements of our preferred stock and, to a lesser extent, through funding from government grants and collaboration agreements. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and, beginning in 2011, clinical trials. We are still in the early stages of development of our product candidates, and we have not completed development of any product candidate. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our members’ deficit and working capital. We anticipate that our expenses will increase substantially if and as we:

•	continue our Phase 2b clinical trials of VT-1161, our lead product candidate, in patients with onychomycosis, a common fungal infection of the nail, and patients with recurrent vulvovaginal candidiasis, or RVVC, a recurrent form of vaginal yeast infection;

•	initiate our planned Phase 3 clinical trials of VT-1161 for the treatment of onychomycosis and RVVC;

•	continue our Phase 1 clinical trial of VT-1129, our next most advanced product candidate, and, if successful, initiate our planned Phase 2 clinical trial of VT-1129 for the treatment of patients with cryptococcal meningitis;

•	initiate and continue the research and development of VT-1598 and our other product candidates, as well as potential product candidates;

•	strengthen and expand our core metalloenzyme discovery activities;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure in the future to commercialize any products for which we may obtain regulatory approval;

•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, quality control, commercial and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts and personnel and infrastructure necessary to help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates, manufacturing, marketing and selling any products for which we may obtain regulatory approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. We are only in the preliminary stages of most of these activities and have not yet commenced other of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or the FDA, or comparable non-U.S. regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

In addition, the notes to our financial statements appearing at the end of this prospectus indicate that management believes that currently available cash and cash equivalents, including the proceeds from the call option to purchase Series D preferred shares, which was exercised on February 17, 2016, would not provide sufficient funds to enable us to meet our obligations for greater than one-year subsequent to December 31, 2015. The report of our independent registered public accounting firm with respect to our consolidated financial statements appearing elsewhere in this prospectus includes an explanatory paragraph expressing doubt about our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph in the report of our independent registered public accounting firm may make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we might obtain. If we are unable to obtain sufficient capital in this offering, our business, financial condition and results of operations will be materially and adversely affected and we will need to obtain alternative financing or significantly modify our operational plans to continue as a going concern. Further, even if we successfully complete and receive the net proceeds from this offering, given our planned expenditures for the next several years, including expenditures in connection with our clinical trials, our independent registered public accounting firm may conclude, in connection with the preparation of our financial statements for fiscal year 2016 or any other subsequent period, that there is substantial doubt regarding our ability to continue as a going concern.

We will need substantial additional funding. If we are unable to raise capital when needed, we may be forced to delay, reduce, terminate or eliminate our product development programs or commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the Phase 2b clinical trials of VT-1161 and our Phase 1 clinical trial of VT-1129, advance VT-1598 into clinical development, continue research and development and, if development succeeds, seek regulatory approval of our product candidates. Our expenses could further increase if we initiate new research and preclinical development efforts for other product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents of $29.4 million as of December 31, 2015 and the proceeds from the call option to purchase Series D preferred shares which was exercised on February 17, 2016, will enable us to fund our operating expenses and capital expenditure requirements for at least the next          months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. Our future capital requirements, both short-term and long-term, will depend on many factors, including:

•	the scope, progress, timing, costs and results of our ongoing Phase 2b clinical trials and planned Phase 3 clinical trials of VT-1161;

•	the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our product candidates, including VT-1129 and VT-1598, and any future product candidates;

•	our ability to enter into and the terms and timing of any collaboration, licensing or other arrangements that we may establish;

•	the number and development requirements of other product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our product candidates by the FDA and comparable non-U.S. regulatory authorities;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products, technologies and businesses;

•	the costs of operating as a public company;

•	the effect of competing technological and market developments;

•	our ability to obtain and maintain government grants and other funding;

•	the extent to which we are entitled to reimbursement of clinical trial costs under Qualified Infectious Disease Product, or QIDP, designation by the FDA (for VT-1129 and potentially VT-1598); and

•	our ability to establish and maintain healthcare coverage and adequate reimbursement.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, even if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate product revenues sufficient to achieve profitability, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, government or other third party funding, collaborations and licensing arrangements. We do not have any committed external source of funds other than limited government grant funding. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, your ownership interest may be materially diluted, and the terms of these securities may include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced active operations in 2005, and our operations to date have been limited to organizing and staffing the company, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies and, beginning in 2011, conducting clinical trials. Several of our product candidates are still in preclinical development. We have not yet demonstrated our ability to successfully obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. Our financial condition and operating results have varied in the past and will continue to fluctuate from quarter to quarter or year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly and annual periods as indications of future operating performance. Factors relating to our business that may contribute to these fluctuations include the following risk factors, as well as other factors described elsewhere in this prospectus:

•	our ability to obtain additional funding to develop our product candidates;

•	the need to obtain and maintain regulatory approval for VT-1598, VT-1129, VT-1161 or any of our other potential product candidates;

•	delays in the commencement, enrollment and the timing of clinical testing;

•	the success of our clinical trials through all phases of clinical development;

•	any delays in regulatory review and approval of product candidates in clinical development;

•	potential side effects of our product candidates that could delay or prevent commercialization or cause an approved drug to be taken off the market;

•	our ability to develop intravenous formulations of our product candidates;

•	market acceptance of our product candidates;

•	our ability to establish an effective sales and marketing infrastructure;

•	competition from existing products or new products that may emerge;

•	the ability of patients or healthcare providers to obtain coverage of or sufficient reimbursement for our products;

•	our ability to receive approval and commercialize our product candidates outside of the United States;

•	our dependency on third party manufacturers to supply or manufacture our products;

•	our ability to establish and maintain collaborations, licensing or other arrangements;

•	our ability and third parties’ abilities to protect intellectual property rights;

•	costs related to and outcomes of potential intellectual property litigation;

•	our ability to adequately support future growth;

•	our ability to attract and retain key personnel to manage our business effectively;

•	our ability to build our finance infrastructure and improve our accounting systems and controls;

•	potential product liability claims;

•	potential liabilities associated with hazardous materials; and

•	our ability to maintain adequate insurance policies.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Risks Related to the Discovery and Development of our Product Candidates

Our research and development of product candidates is focused on the identification of small molecule inhibitors of metalloenzymes. Our approach is unproven and we do not know whether we will be successful in our efforts to use our product platform to build a pipeline of product candidates or if we will be able to develop any products of commercial value.

Our scientific approach focuses on using our proprietary technology to identify small molecule inhibitors of metalloenzymes for the treatment of a range of potential indications, including fungal infections. Any product candidates that we develop may not effectively inhibit the targeted metalloenzyme or any metalloenzyme, and we may not be successful in using our MIDAS technology to build a pipeline of small molecule inhibitors of metalloenzyme targets and progress these product candidates through clinical development for the treatment of any medical conditions.

Even if we are successful in continuing to build our pipeline, we may not be able to develop product candidates that are safe and effective metalloenzyme inhibitors. Our research programs may initially show promise in creating potential product candidates, yet fail to yield viable product candidates for clinical development for a number of reasons, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. Our research programs to identify new product candidates will require substantial technical, financial and human resources. In addition, we may focus our efforts and resources on one or more potential product candidates that ultimately prove to be unsuccessful. If we are unable to identify suitable additional compounds for preclinical and clinical development, our ability to develop product candidates and obtain product revenues in future periods could be compromised, which could result in significant harm to our financial position and adversely impact our stock price.

We are early in our development efforts and have only two product candidates that are in clinical trials. All of our other product candidates are still in preclinical development. If we are unable to commercialize our product candidates, or experience delays in doing so, our business will be materially harmed.

We are early in our development efforts and have one product candidate currently in two Phase 2b clinical trials for two different indications and one product candidate currently in a Phase 1 clinical trial for one indication. All of our other product candidates are still in preclinical development. We have invested substantially all of our efforts and financial resources in the identification and preclinical development of metalloenzyme inhibitors. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates and the viability of metalloenzyme inhibitors as a source of additional product candidates. The success of our product candidates will depend on several factors, including the following:

•	completion of successful preclinical studies and clinical trials;

•	the prevalence and severity of any adverse side effects of any of our product candidates;

•	submitting investigational new drug applications, or INDs, to the FDA and being allowed to initiate clinical trials of product candidates in addition to VT-1161 and VT-1129;

•	applying for and receiving marketing approvals from applicable regulatory authorities for our product candidates;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	establishment of supply arrangements with third party raw materials suppliers and manufacturers;

•	making arrangements with third party manufacturers for, or establishing, commercial manufacturing capabilities;

•	scaling up our manufacturing processes and capabilities to support clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	developing, validating and maintaining a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMP;

•	launching commercial sales of the products, if and when approved, whether alone or in collaboration with others;

•	obtaining approval of labeling without unacceptable restrictions;

•	acceptance of our products, if and when approved, by patients, the medical community and third party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement;

•	protecting our rights in our intellectual property portfolio;

•	practicing our technology and commercializing our products without infringing the intellectual property rights of third parties; and

•	maintaining a continued acceptable safety profile of our products following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

Clinical drug development is a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Two of our product candidates are in clinical development and all of our other product candidates are in preclinical development. The risk of failure of all of our product candidates is high. It is impossible to predict when, or if, any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome.

The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of drug development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of serious or medically or commercially unacceptable adverse events, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable non-U.S. regulatory authority that a drug product is not approvable. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidates, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Both of our Phase 2a clinical trials of VT-1161 were conducted with small patient populations and were not powered to determine efficacy with statistical significance, making it difficult to predict whether the favorable results that we observed in such studies will be repeated in larger and more advanced clinical trials and in our target indications. Additionally, both of our Phase 2a clinical trials of VT-1161 were for a shorter period of dosing and different indications than our ongoing Phase 2b and planned Phase 3 clinical trials of this product candidate. Moreover, no patient included in the interim analysis in our Phase 2b clinical trial of VT-1161 for onychomycosis achieved the primary final endpoints of such trial (which we believed were unlikely to be achieved in the time period covered by our interim analysis) and the interim results observed in both our Phase 2b clinical trials of VT-1161 may not be indicative of the final results of these trials or the results we may obtain in our planned Phase 3 clinical trials of VT-1161.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. For example, the ongoing Phase 2b clinical trials of VT-1161 have different trial designs and are for different disease indications than our Phase 2a clinical trials of VT-1161. As a result, the results of these Phase 2b clinical trials may vary significantly from the results of our Phase 2a clinical trials of VT-1161. Similarly, we cannot be certain that the final results of our ongoing Phase 2b clinical trials will compare favorably to any of the final results from clinical trials of other compounds, even if the interim results from our clinical trials compare favorably to the interim results from the trials of those other compounds. Any Phase 2, Phase 3 or other clinical trials that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates.

The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. In addition, there is not a well-established pathway for designing studies to obtain regulatory approval for a product candidate treating RVVC (such as validated endpoints or inclusion/exclusion criteria). While the design of our planned Phase 3 clinical trials in RVVC will be determined largely based on discussions we have with the FDA following completion of our Phase 2b clinical trial, based on feedback we have received from the FDA to date, we believe the inclusion/exclusion criteria of our planned Phase 3 clinical trials for RVVC may differ from the criteria of our Phase 2b clinical trial. As a result, the interim and final results of our Phase 2b clinical trial in RVVC may not be predictive of the results of our planned Phase 3 clinical trials in RVVC. Our belief that results of our Phase 2a clinical trial of VT-1161 for acute vulvovaginal candidiasis, or AVVC, commonly known as vaginal yeast infection, may be indicative of results in our Phase 2b clinical trial for RVVC and that results of our Phase 2a clinical trial of VT-1161 for interdigital tinea pedis, also known as athlete’s foot, may be indicative of results in our Phase 2b clinical trial for onychomycosis may not be correct. Similarly, our belief that favorable interim results in our Phase 2b clinical trials of VT-1161 may be indicative of the final results of such trials or the results of our planned Phase 3 clinical trials may also not be correct. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Even if we believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA or comparable non-U.S. regulatory authorities may disagree and may not grant marketing approval of our product candidates. The primary efficacy endpoint in our onychomycosis clinical trial and, if it is successful, in our planned Phase 3 clinical trials for this indication will be complete cure. This may be an exacting clinical endpoint to satisfy.

Further, our product candidates may not be approved even if they achieve their primary endpoints in our planned Phase 3 clinical trials or registration trials. The FDA and comparable non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change the requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for our planned Phase 3 clinical trial that has the potential to result in FDA or other agencies’ approval. Even if we obtain regulatory approval, our product candidates may be approved for fewer or more limited indications than we request, such approval may be contingent on the performance of costly post-marketing clinical trials, or we may not be allowed to include the labeling claims necessary or desirable for the successful commercialization of such product candidate.

Additionally, certain invasive fungal infection treatment regimens typically involve initial treatments as an intravenous infusion, with a step down to an oral formulation of the same or a similar medication to complete the course of treatment. Even if we obtain regulatory approval for the oral form of a product candidate for the treatment of such invasive fungal infections, we may be unable to successfully develop and achieve regulatory approval for an intravenous formulation, or may be delayed in obtaining regulatory approval, and the commercial success of such product candidate could be adversely affected.

If we experience any of a number of possible unforeseen events in connection with clinical trials of our product candidates, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, our clinical trials that could delay or prevent our ability to receive marketing approval of or commercialize our product candidates, including:

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial agreements or clinical trial protocols with prospective investigators or trial sites;

•	patients that enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	our third party contractors, including those manufacturing our product candidates or components, or ingredients thereof, or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	investigators may deviate from the trial protocol, fail to conduct the trial in accordance with regulatory requirements or misreport the data;

•

regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, unexpected or serious adverse events or other unexpected characteristics of the product candidate or other therapeutic agents used in our clinical trials or findings of undesirable effects caused by a chemically or mechanistically similar drug or drug candidate;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the FDA or comparable non-U.S. regulatory authorities may disagree with our clinical trial design or our interpretation of data from preclinical studies and clinical trials;

•	the FDA or comparable non-U.S. regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the approval policies or regulations of the FDA or comparable non-U.S. regulatory authorities may significantly change in a manner rendering our clinical data insufficient to obtain regulatory approval;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or comparable non-U.S. regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Comparable non-U.S. regulatory authorities, such as the European Medicines Agency, or EMA, impose similar restrictions. We may never receive such approvals. We must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We have not previously completed late stage clinical trials or submitted a new drug application, or an NDA, to the FDA or similar drug approval filings to comparable non-U.S. regulatory authorities for any of our product candidates.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us and impair our ability to generate revenues from product sales or, if we enter into any collaboration arrangements, regulatory and commercialization milestones and royalties. In addition, if we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to initiate or successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not favorable or are only modestly favorable or if there are safety concerns, we may:

•	be delayed in obtaining or unable to obtain marketing approval for our product candidates;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. In October 2015, the FDA placed a partial clinical hold on our Phase 1 clinical trial of VT-1129. As a result, we are required to submit safety and pharmacokinetic data after each dosing cohort and receive approval from the FDA prior to proceeding to the next dosing cohort. The partial clinical hold is in response to certain changes that were observed in the rat toxicology studies of VT-1129. Although we expect to be able to address the FDA’s concerns, we cannot assure you that the FDA will deem our response to be complete, will allow us to continue to test additional dose cohorts of VT-1129 or will determine to lift the partial clinical hold. Additionally, the FDA has indicated that women of child bearing age should be excluded from studies of VT-1129 until we complete additional reproductive toxicity testing. If the FDA does not lift the partial clinical hold, or if another development program were placed on partial or full clinical hold, it could delay or have an adverse effect upon our development plans. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of regulatory approval of any of our product candidates.

If we experience delays or difficulties in the enrollment of patients in clinical trials, we may not achieve our clinical development on our anticipated timeline, or at all, and our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable non-U.S. regulatory authorities. In addition, some of our competitors currently have ongoing clinical trials, and in the future may have clinical trials, for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment is affected by other factors including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the eligibility criteria for the study in question;

•	the perceived risks and benefits of the product candidate under study in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the proximity of patients to clinical sites;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients; and

•	the conduct of clinical trials by competitors for product candidates that treat the same indications as our product candidates.

We expect our planned Phase 3 clinical trials of VT-1161 for both onychomycosis and RVVC to require a large number of patients. For example, we expect our planned Phase 3 clinical trials of VT-1161 for onychomycosis alone to require a total of approximately 2,000 patients. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, delay or halt the development of and approval processes for our product candidates and jeopardize our ability to achieve our clinical development timeline and goals, including the dates by which we will commence, complete and receive results from clinical trials, commence sales of and generate revenues from our product candidates. Any of the foregoing could cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse events or undesirable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of some of our product candidates.

Serious adverse events or undesirable side effects caused by, or other unexpected properties of, our product candidates could cause an institutional review board or regulatory authorities to interrupt, delay or halt clinical trials of one or more of our product candidates and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable non-U.S. regulatory authorities. If our product candidates are associated with serious adverse effects or undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse effects or undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. For example, it is possible that the long half-life of our product candidates VT-1161 and VT-1129 could be a concern in treating women of child-bearing age, as fungal CYP51 inhibitors have the potential to impair prenatal development. Many compounds that initially showed promise in clinical or preclinical testing for treating disease have later been found to cause side effects that prevented or limited further development of the compound.

Our clinical drug development program may not uncover all possible adverse events that patients who use our products may experience. The number of subjects exposed to treatment and the average exposure time in the clinical development program may be inadequate to detect rare adverse events, or chance findings, that may only be detected once our products are administered to more patients and for greater periods of time.

Clinical trials by their nature utilize a sample of the potential patient population. However, with a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered when a significantly larger number of patients are exposed to the product.

Although we have monitored the subjects in our studies for certain safety concerns and we have not seen evidence of significant safety concerns in our clinical trials, patients treated with our product candidates, if approved, may experience adverse reactions. If safety problems occur or are identified after one of our products reaches the market, the FDA or comparable non-U.S. regulatory authorities may require that we amend the labeling of our product, recall our product, or even withdraw approval for our product.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Risks Related to our Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We do not have an infrastructure for the conduct of preclinical studies and human clinical trials. We currently rely, and expect to continue to rely, on third parties to conduct our preclinical studies. Additionally, we currently rely on third party clinical research organizations, or CROs, to conduct our ongoing Phase 2b clinical trials of VT-1161 and Phase 1 clinical trial of VT-1129 and expect to rely on CROs to conduct future clinical trials of our product candidates. We have entered into and expect to continue to enter into agreements with various third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our preclinical studies and our clinical trials, including our Phase 2b and planned Phase 3 clinical trials of VT-1161. Any of these agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our day-to-day control over these activities, but we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and institutional review boards. If we or our third party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs.

Furthermore, the third parties conducting preclinical studies and clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting preclinical studies, clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our preclinical and clinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, conduct preclinical studies as expected or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

We also rely, and expect to continue to rely, on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of our product candidates for preclinical and clinical testing and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, or that we will fail to meet applicable regulatory requirements, any of which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing. We also expect to rely on third party manufacturers or third party collaborators for the manufacture of commercial supply of any product candidates for which we or our collaborators obtain marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We may be unable to establish any agreements with third party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third party manufacturers, reliance on third party manufacturers entails additional risks, including:

•	manufacturing delays if our third party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied;

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Although we do not have control over the day-to-day operations of our third party manufacturers, we are ultimately responsible for ensuring that our product candidates are manufactured in accordance with cGMP. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

We currently rely on a small number of third party contract manufacturers for all of our required raw materials, drug substance and finished product for our preclinical studies and clinical trials. For example, we contract with one third party manufacturer to supply us with VT-1161 drug substance, a second manufacturer to provide VT-1161 drug product, currently tablets, and a third manufacturer to provide packaging and labeling. We obtain our supplies of VT-1161 from these manufacturers on a purchase order basis and do not have any long-term agreements with these third parties. If any of these manufacturers should become unavailable to us for any reason, we may incur some delay in our clinical trials as we identify or qualify replacements.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We may seek to enter into collaborations with third parties for the development and commercialization of our product candidates. If we fail to enter into such collaborations, or such collaborations are not successful, we may not be able to capitalize on the market potential of our product candidates.

We may seek third party collaborators for development and commercialization of our product candidates. Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies and regional and national biotechnology companies. We are not currently party to any such arrangement. However, if we do enter into any such arrangements with any third parties in the future, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	collaborators with marketing and distribution rights to one or more of our products may not commit sufficient resources to the marketing and distribution of such product or products;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	disputes may arise between the collaborators and us regarding ownership of or other rights in the intellectual property generated in the course of the collaborations;

•	disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with biotechnology and pharmaceutical companies for the development and potential commercialization of those product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement to collaborate will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors, including the design of or results of our clinical trials and the likelihood of regulatory approval. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Risks Related to our Intellectual Property

We may be unable to obtain and maintain patent protection for our technology and products or the scope of the patent protection obtained may not be sufficiently broad, such that our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. If we do not adequately protect our intellectual property, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. We seek to protect our proprietary position by filing patent applications in the United States and in other selected jurisdictions related to our novel technologies and product candidates.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Many of our patent applications are in the early stages, including provisional patent applications and Patent Corporation Treaty, or PCT, applications. Neither of these types of applications result in issued patents. We will need to decide whether and where to pursue protection for inventions disclosed in these applications by the applicable deadlines and we will not have the opportunity to obtain patent protection for these inventions in jurisdictions where we do not seek protection. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we might not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering any technology that we may license from third parties in the future. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patent portfolio (including applications) or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patents may not protect our technology or products, in whole or in part, or effectively prevent others from commercializing competitive technologies and products. Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us and without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if the patent applications in our patent portfolio issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors may seek to market generic versions of any approved products by submitting abbreviated new drug applications, or ANDAs, to the FDA in which they claim that patents owned or licensed by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find that our patents are invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Certain of our issued patents and pending patent applications related to VT-1161 also relate to VT-1129. As a result, litigation or other adversarial proceedings based on one of these product candidates may also put at risk our protection for our other product candidate, such as because of a finding of invalidity or unenforceability or due to a narrow interpretation of our claims.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. In addition, under our agreements with Innocrin and Dow AgroSciences LLC, or DAS, DAS has rights in their field (agricultural uses) with respect to certain of our patent rights for CYP51. These rights include certain enforcement rights, and the exercise of these enforcement rights could place the applicable patents at risk.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. Public announcements of the results of hearings, motions or other interim proceedings or developments may also occur. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. We cannot assure you that our business, the making, using or selling of our product candidates, if approved, or the practice of our technology does not or will not infringe the patents or other intellectual property rights of third parties. There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates, including interference proceedings before the USPTO.

Third parties may assert infringement claims against us based on existing or future intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products, including methods of use. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Moreover, it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale, importation or use of a current or future product candidate, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities.

The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. We may also assert that a patent claim for a corresponding compound or other invention does not cover a given product. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on us. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found, or believe there is a risk we may be found, to infringe a third party’s intellectual property rights, we could be required or may choose to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If the owner of the intellectual property at issue is unwilling or unable to offer a license on commercially reasonable terms or otherwise, or if we contest an allegation of infringement and receive an adverse judgment, we could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information, trade secrets or other intellectual property of third parties could have a similar negative impact on our business.

We may not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority date of each of our patent application families. For some of our patent application families, the relevant statutory deadlines have not yet expired. For each of such patent families, we will need to decide whether and where to pursue protection outside the United States.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology. For example, an April 2014 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Furthermore, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may choose not to initiate a lawsuit because of these risks. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and, in some jurisdictions, during the pendency of a patent application. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first to file” system. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we fail to comply with our obligations under license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology or impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Most of our employees have been previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We also engage advisors and consultants who are concurrently employed at or who perform services for other entities. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees or we have used or disclosed intellectual property, including trade secrets, know-how or other proprietary information, of any employee’s former employer, which may include biotechnology or pharmaceutical companies that are our competitors. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, or may conflict with a pre-existing obligation of assignments to another entity, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise our ability to compete in the marketplace and obtain future financing and adversely impact the performance of our common stock.

If we are unable to protect the confidentiality of our trade secrets, including our MIDAS technology, our business and competitive position could be harmed.

In addition to seeking patents for some of our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. In particular, we have maintained our MIDAS technology as a trade secret. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, or if we are unable to establish the enforceability of any of our trade secrets, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position could be harmed.

Some of our intellectual property may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry. Compliance with such regulations may limit our exclusive rights, subject us to expenditure of resources with respect to reporting requirements and limit our ability to contract with non-U.S. manufacturers.

Some of our intellectual property relating to chemical manufacturing may have been or may in the future be generated through the use of U.S. government funding or under a cooperative agreement with the U.S. government and may therefore be subject to certain federal regulations. For example, we co-own six patent applications with the United States as Represented by the Department of Health and Human Services that include subject inventions generated pursuant to a Cooperative Research and Development Agreement, or CRADA, that is now terminated. As a result, the U.S. government may have certain rights to intellectual property relating to, for example, chemical manufacturing of our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act. These U.S. government rights in certain inventions developed under a government-funded program or under a cooperative agreement with the U.S. government include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that:

•	adequate steps have not been taken to commercialize the invention;

•	government action is necessary to meet public health or safety needs; or

•	government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”).

The U.S. government also has the right to take title to inventions developed under a government-funded program if we fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits.

In addition, the U.S. government may acquire title to inventions developed under a government-funded program in any country in which a patent application is not filed within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us, or the applicable licensor, to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products, if any, covered by such intellectual property.

We previously received, currently receive and may in the future apply for additional U.S. government funding. Rights in certain intellectual property made using government funding may be subject to the applicable provisions of the Bayh-Dole Act.

If we do not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation by extending the patent terms for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of the U.S. patents we own or license may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Assuming other requirements are met, only a single patent directed to an approved product or its method of use can be extended and a patent can only be extended once and based on one approved product. Thus, for example, in the case of our patents covering both VT-1161 and VT-1129, we will only be able to extend a particular patent once based on either VT-1161 or VT-1129, if approved.

Moreover, even if eligible for extension, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration for a product candidate, if approved, or the term of any such extension is less than we request, our competitors may obtain approval of competing products sooner, and our ability to generate revenues could be materially adversely affected.

Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•	others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by a patent or pending patent application that we own;

•	we might not have been the first to file patent applications covering an invention;

•	others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•	pending patent applications that we own or license may not lead to issued patents;

•	patents that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•	third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

•	third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business and results of operations.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

Even if we initiate and successfully complete the necessary clinical trials, the marketing approval process is expensive, time consuming and uncertain. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, other regulatory agencies in the United States and by comparable non-U.S. regulatory authorities. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. Our product candidates are in the early stages of development and are subject to the risks of failure inherent in drug development. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have only limited experience in conducting and managing the clinical trials, and in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third party CROs to assist us in this process. Securing marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical, clinical or other studies. In addition, varying interpretations of the data obtained from nonclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Failure to obtain marketing approval in foreign jurisdictions would prevent any product candidates we may develop from being marketed in such jurisdictions, and any approval we are granted for our product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

In order to market and sell any product candidates we develop in other jurisdictions, we must obtain separate marketing approvals for those jurisdictions and comply with their numerous and varying regulatory requirements. We may not obtain foreign regulatory approvals on a timely basis, or at all. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one non-U.S. regulatory authority does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. For example, our planned Phase 3 clinical trials of VT-1161 may be insufficient to receive regulatory approval in Europe for VT-1161 to treat onychomycosis or RVVC or both as European regulators may require use of an active comparator instead of placebo. Our failure to obtain approval of our product candidates by foreign regulatory authorities may negatively impact the commercial prospects of our product candidates and our business prospects could decline. Also, if regulatory approval for any of our product candidates is granted, it may be later withdrawn. If we fail to comply with the regulatory requirements in international jurisdictions or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential for our product candidates will be harmed and our business may be adversely affected. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

We may not be able to obtain or maintain orphan drug designation or exclusivity for our product candidates.

We have obtained orphan drug status in the United States for VT-1129 for the treatment of cryptococcal meningitis and for VT-1598 for the treatment of coccidioidomycosis, also known as Valley Fever. We may seek orphan drug designation for other product candidates in the future. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for the same indication during that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

We cannot assure you that any future application for orphan drug designation with respect to any other product candidate will be granted. If we are unable to obtain orphan drug designation with respect to other product candidates in the United States, we will not be eligible to obtain the period of market exclusivity that could result from orphan drug designation or be afforded the financial incentives associated with orphan drug designation. Even when we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a later drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Any fast track designation or grant of priority review status by the FDA may not actually lead to a faster development or regulatory review or approval process, nor will it assure FDA approval of our product candidates. Additionally, our product candidates may treat indications that do not qualify for priority review vouchers.

We may seek fast track designation for some of our product candidates or priority review of applications for approval of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. If a product candidate offers major advances in treatment, the FDA may designate it eligible for priority review. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for these designations, we cannot assure you that the FDA would decide to grant them. Even if we do receive fast track designation or priority review, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Additionally, the FDA is authorized to grant a priority review voucher to sponsors of certain approved tropical disease applications, which priority review vouchers may be used to obtain priority review for subsequent applications. Although Cryptococcal infections share many of the characteristics of tropical diseases that may qualify for a priority review voucher, cryptococcal meningitis is not currently formally designated as a neglected tropical disease. If the FDA does not include cryptococcal meningitis in a future revision of the list of qualifying tropical diseases, our development of VT-1129 for the treatment of cryptococcal meningitis would not be eligible to qualify for an award of a priority review voucher.

Any breakthrough therapy designation granted by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a breakthrough therapy designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for accelerated approval if the relevant criteria are met.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Designation of our product candidates as qualified infectious disease products is not assured and, in any event, even if granted, may not actually lead to a faster development or regulatory review, and would not assure FDA approval of our product candidates.

VT-1129 has been designated a qualified infectious disease products, or QIDP, and we may be eligible for designation of additional product candidates as QIDPs. A QIDP is an antibacterial or antifungal drug intended to treat serious or life- threatening infections, including those caused by an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens or certain “qualifying pathogens.” A product designated as a QIDP for a particular indication will also be granted priority review by the FDA and can qualify for fast track status. Upon the approval of an NDA for a drug product designated by the FDA as a QIDP, the product is granted a period of five years of regulatory exclusivity that is in addition to any other period of regulatory exclusivity for which the product is eligible. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for such designation or status, the FDA could decide not to grant it. Moreover, even if we do receive such a designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and there is no assurance that our product candidate, even if determined to be a QIDP, will be approved by the FDA.

Even if we obtain marketing approval for our product candidates, the terms of approvals and ongoing regulation of and post-marketing restrictions for our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, including the possible requirement to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to ensure that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we receive marketing approval for one or more of our product candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

The FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the Federal Food, Drug and Cosmetic Act, or FDCA and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Our relationships with customers and third party payors will be subject to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval.

Our future arrangements with third party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act, which imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	federal law requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals, with the first reports due in 2016;

•	the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA, requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers.

Some state and foreign laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties including, without limitation, damages, fines, imprisonment, exclusion of products from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates and products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate, as well as with the Foreign Corrupt Practices Act, or FCPA. Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the medical device industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain product candidates and products outside of the United States, which could limit our growth potential and increase our development costs. We are currently designing an international Phase 2 clinical trial of VT-1129 in patients with cryptococcal meningitis. Although this trial will include sites in the United States, we expect the majority of the patients who are enrolled in the trial will likely be from international sites, including sites in Southeast Asia and Africa, given the prevalence of cryptococcal meningitis in these regions. The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or the SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

Currently, we do not operate any pharmaceutical research and development or production facilities, such as laboratory, development or manufacturing facilities. However, if we decided to operate our own pharmaceutical research and development and production facilities, we would be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Such operations may involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we would not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use or disposal of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we would increase our level of workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials if we operated any research and development or production facilities, this insurance may not provide adequate coverage against potential liabilities. We do not expect to maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our possible future storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to the Commercialization of our Product Candidates

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success and the market opportunity for the product candidate may be smaller than we estimate.

We have never commercialized a product. If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third party payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies. Efforts to educate the medical community and third party payors on the benefits of our product candidates may require significant resources and may not be successful. Additionally, many of the existing products available to treat the conditions for which we are developing our product candidates are available on a generic basis and are offered and sold at low prices. Many of these generic products have been marketed by third parties for many years and are well accepted by physicians, patients and payors.

If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy, safety and potential advantages compared to alternative treatments;

•	the clinical indications for which the product is approved;

•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies;

•	the willingness of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the approval of other new products for the same indications;

•	changes in the standard of care for the targeted indications for the product;

•	the timing of market introduction of our approved products as well as competitive products;

•	the availability of third party coverage and adequate reimbursement;

•	adverse publicity about the product or favorable publicity about competitive products;

•	potential product liability claims;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products together with other medications.

If the actual market for our products is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

If any of our product candidates receives marketing approval and we, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified or if strains of fungi become resistant to our products, our ability to market the drug could be compromised.

Clinical trials of our product candidates are conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the drug or seize the drug;

•	we, or our collaborators, if any, may be required to recall the drug or change the way the drug is administered;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular drug;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we, or our collaborators, if any, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients or institute a risk evaluation and mitigation strategy, or REMS;

•	we, or our collaborators, could be sued and held liable for harm caused to patients;

•	the drug may become less competitive; and

•	our reputation may suffer.

Any of these events could have a material and adverse effect on our operations and business and could adversely impact our stock price.

One or more strains of fungi may develop resistance to our product candidates. Since we expect lack of resistance to be an important factor in the commercialization of our product candidates, the development of such resistance could have a material adverse impact on the acceptability and sales of any affected product that we commercialize.

If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, or enter into sales, marketing and distribution arrangements with third parties, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales, marketing or distribution infrastructure and have limited experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which we obtain marketing approval, we will need to either establish a sales, marketing and distribution organization or contract with third parties for the performance of these functions.

In the future, we plan to build a focused sales and marketing infrastructure to market or co-promote some of our product candidates in the United States, if and when they are approved. There are risks involved with establishing our own sales and marketing capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. We expect we will commence the development of these capabilities prior to receiving approval of any of our product candidates. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Because we do not currently plan to seek regulatory approval for any of our product candidates outside of the United States until after we apply for marketing approval for the applicable product candidate in the United States, we cannot be certain when, if ever, we will recognize revenue from commercialization of our product candidates in any international markets. If we decide to commercialize any approved products outside of the United States, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize any product of ours that receives marketing approval. These may include independent distributors or pharmaceuticals companies.

If we are unable, or determine not, to establish our own sales, marketing and distribution capabilities and enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future. Our potential competitors include major pharmaceutical companies, including Pfizer, Gilead, Johnson & Johnson and Novartis and specialty pharmaceutical and biotechnology companies, such as Valeant Pharmaceuticals International, Anacor Pharmaceuticals and Akorn. These competitors market existing approved drugs for the diseases and conditions that we are seeking to address with our product candidates and are developing new therapies for those diseases and conditions.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other non-U.S. regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In addition, our ability to compete may be affected in many cases by insurers or other third party payors seeking to encourage the use of generic products. One way in which insurers and other payors may encourage the use of generic drugs is by refusing to include more expensive branded drugs on their formularies or the lists of approved drugs for which they will provide reimbursement. Generic products are currently on the market for many of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products. Many generic products against which we may compete have been marketed by third parties for many years and are well accepted by physicians, patients and payors. For example, the principal products currently used for the treatment of onychomycosis and RVVC are generics. Price competition from generic products may limit our market opportunity and materially adversely affect our business and results of operations. Other currently branded products are likely to become generic by the time any of our product candidates reach the market.

Many of our competitors and potential competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition to potential commercial competition, all of these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If the FDA or comparable non-U.S. regulatory authorities approve generic versions of any of our products that receive marketing approval, or such authorities do not grant our products appropriate periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “reference listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the Orange Book. Manufacturers may seek approval of generic versions of reference listed drugs through submission of ANDAs in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The FDCA provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity. Specifically, in cases where such exclusivity has been granted, an ANDA may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug. While we believe that our product candidates contain active ingredients that would be treated as new chemical entities by the FDA and, therefore, if approved, should be afforded five years of data exclusivity, the FDA may disagree with that conclusion and may approve generic products after a period that is less than five years. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

Competition that our products may face from generic versions of our products could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, which could harm our business.

The commercial success of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investments. There is significant uncertainty related to third party payor coverage and reimbursement of newly approved drugs. The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans and other organizations. Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Inadequate reimbursement may adversely affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable non-U.S. regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent.

Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of our product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of any future collaborators, to profitably sell any products for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any future collaborators, may receive for any approved products.

For example, in March 2010, President Obama signed into law the PPACA. Among the provisions of the PPACA of potential importance to our business and our product candidates are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	a new Independent Payment Advisory Board, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs; and

•	established the Center for Medicare and Medicaid Innovation within Center for Medicare and Medicaid Services, or CMS, to test innovative payment and service delivery models.

Other legislative changes have been proposed and adopted since the PPACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislation, will continue until 2025. In addition, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which regulatory approval is obtained.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Moreover, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any future collaborators to more stringent product labeling and post-marketing testing and other requirements.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability claims as a result of the clinical testing of our product candidates despite obtaining appropriate informed consents from our clinical trial participants. We will face an even greater risk if we commercially sell any product that we may develop. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $10.0 million in product liability insurance coverage in the aggregate, with a per incident limit of $10.0 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we initiate or expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates or result in future uninsured losses, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Robert J. Schotzinger, M.D., Ph.D., our President and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We only maintain “key person” insurance for our President and Chief Executive Officer.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of any of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. We may be unable to hire, train, retain or motivate these key personnel on acceptable terms or at all given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating and executing our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and, if any of our product candidates receives marketing approval, sales and marketing. Our management may need to divert a significant amount of its attention away from our day-to-day activities to manage these growth activities. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth in its operations, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Our inability to effectively manage the expansion of our operations may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Risks Related to our Common Stock and this Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock before this offering will, in

the aggregate, beneficially own shares representing approximately     % of our common stock (    % if the underwriters exercise in full their option to purchase additional shares). As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws that will become effective upon the closing of this offering.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring us or merging with us, whether or not it is desired by, or beneficial to, our stockholders.

If you purchase shares of common stock in this offering, you will suffer immediate dilution in the book value of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering, excluding any shares of our common stock that they may have acquired prior to this offering. In addition, future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. Although we have applied to have our common stock approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of existing or new competitive products or technologies;

•	failure or discontinuation of any of our development programs;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or other stockholders;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding          shares of common stock based on the number of shares outstanding as of February 29, 2016. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining 110,347,896 shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering as described in the “Shares Eligible for

Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of          shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriters” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to some investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Section 404, in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statement and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company.

The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company and our management and other personnel will need to devote a substantial amount of time to these compliance requirements. Moreover, the rules and regulations applicable to us as a public company will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of return on your investment.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us, or provide favorable coverage. If one or more analysts downgrade our stock or change their opinion of our stock, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” or in each case their negative and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These forward-looking statements include all matters that are not historical facts and specifically, among other things, statements about:

•	our plans to identify, develop and commercialize VT-1161, VT-1129, VT-1598 and our other product candidates;

•	ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of initiation of these trials and studies and the anticipated results;

•	our plans to possibly enter into collaborations for the development and commercialization of product candidates and the potential benefits of any future collaboration;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position and strategy;

•	our ability to identify additional products or product candidates with significant commercial potential;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	developments relating to our competitors and our industry; and

•	the impact of government laws and regulations.

We may not actually achieve the plans, intentions or expectations disclosed in any of our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures or investments that we may make or enter into. Our forward-looking statements assume the completion of the Conversion unless otherwise indicated or the context otherwise requires.

You should read this prospectus, the documents that we reference in this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and members’ deficit and stockholders’ deficit by $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of December 31, 2015, we had cash and cash equivalents of $29.4 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents and the proceeds from the exercise of the call option to purchase additional Series D preferred shares on February 17, 2016, as follows:

•	approximately $ to fund the development of our lead product candidate, VT-1161, for both onychomychosis and RVVC, through Phase 2b clinical trials and the initiation of our planned Phase 3 clinical trials;

•	approximately $ to fund the development of VT-1129 for the treatment of cryptococcal meningitis through Phase 1 clinical trials and the initiation of Phase 2 clinical trials;

•	approximately $ to fund the development of VT-1598 for the treatment of Valley fever through Phase 1 clinical trials; and

•	the remainder for research and development of additional product candidates and working capital and other general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development of product candidates, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents described above, we estimate that such funds will be sufficient to enable us to complete our ongoing Phase 2b clinical trials of VT-1161 in onychomycosis and RVVC and to initiate our planned Phase 3 clinical trials in one or both of these indications, to complete our ongoing Phase 1 clinical trial and initiate our planned Phase 2 clinical trial of VT-1129 for cryptococcal meningitis, to conduct our Phase 1 clinical trials for VT-1598 and to fund our operating expenses and capital expenditure requirements at least through         .

The net proceeds from this offering and our existing cash and cash equivalents will not be sufficient to enable us to fund the completion of development of any of our product candidates.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay any cash dividends to the holders of our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2015 on:

•	an actual basis;

•	a pro forma basis giving effect to (1) the February 17, 2016 exercise of the call option resulting in the issuance of 8,855,145 Series D preferred shares for gross proceeds of $15.8 million, and (2) the Conversion and, in connection therewith, the issuance of shares of our common stock to holders of Viamet Holdings common shares based on an exchange ratio of share of Viamet Pharmaceuticals Corp. for each common share of Viamet Holdings (excluding profits interest shares); the issuance of shares of our preferred stock to holders of Viamet Holdings preferred shares based on an exchange ratio of one share of the corresponding preferred class of Viamet Pharmaceuticals Corp. for each preferred share of Viamet Holdings; the issuance of shares of our common stock to holders of Viamet Holdings profits interest shares pursuant to the terms of such profits interest shares (including the applicable threshold valuation) and our plan of conversion, and (3) the automatic conversion of all outstanding shares of our preferred stock, including the Series D preferred shares issued on February 17, 2016, into shares of common stock and the filing and effectiveness of our restated certificate of incorporation upon the closing of this offering; and

•	a pro forma as adjusted basis giving additional effect to the sale of shares of our common stock offered in this offering, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with our consolidated financial statements and related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” section and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, each appearing elsewhere in this prospectus.

	As of December 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
	(in thousands except share and per share data)
Cash and cash equivalents	$29,361	$45,123

Series 1 redeemable convertible preferred shares; 299,984 shares authorized issued and outstanding	174	—
Series 2 redeemable convertible preferred shares; 550,000 shares authorized issued and outstanding	468	—
Series A redeemable convertible preferred shares; 6,250,000 shares authorized issued and outstanding	4,911	—
Series B redeemable convertible preferred shares; 21,739,128 shares authorized issued and outstanding	17,351	—
Series C1 and C2 redeemable convertible preferred shares; 23,549,999 shares authorized issued and outstanding	16,824	—
Series D redeemable convertible preferred shares; 44,275,737 shares authorized, 35,420,590 shares issued and outstanding	67,770	—

Total redeemable preferred shares	107,498	—
Members’ deficit and stockholders’ equity
Class A common shares, no par value: 97,764,848 shares authorized, 1,100,000 shares issued and outstanding	1	—
Class B common shares, no par value: 3,599,026 shares authorized issued and outstanding	—	—
Class C common shares, no par value: 15,366,049 shares authorized, 3,448,059 shares issued and outstanding	—	—
Common Stock, 0.001 par value: 125,000,000 shares authorized pro forma, no shares issued and outstanding, shares issued and outstanding, pro forma and shares issued and outstanding, pro forma as adjusted	—	11
Preferred Stock, 0.001 par value; 5,000,000 shares authorized pro forma	—	—
Additional paid-in capital	—	—
Accumulated deficit	(85,989)	41,688

Total members’ (deficit) equity and stockholders’ (deficit) equity	(85,988)	41,699

Total capitalization	$21,510	$41,699

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total members’ (deficit) equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total members’ (deficit) equity and total capitalization by $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include the issuance of 2,314,489 shares of our common stock available for future issuance under our 2011 Incentive Plan as of December 31, 2015.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of December 31, 2015 was $21.5 million, or $19.55 per common share. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 1,100,000 common shares outstanding as of December 31, 2015.

Our pro forma net tangible book value as of December 31, 2015 was $41.7 million, or $0.42 per share of common stock. Pro forma net tangible book value per share represents the amount of our total pro forma tangible assets less our total pro forma liabilities, divided by the pro forma number of shares of our common stock outstanding on December 31, 2015, after giving effect to the Conversion (including the conversion of preferred shares into preferred stock and the conversion of profits interests into common stock), the automatic conversion of all of our outstanding shares of preferred stock into shares of our common stock, and the issuance including the ultimate conversion of 8,855,145 Series D preferred shares for gross proceeds of $15.8 million on February 17, 2016 through the exercise of the call option. Our pro forma as adjusted net tangible book value per share represents the amount of our total pro forma tangible assets less our total pro forma liabilities, divided by the pro forma as adjusted number of shares of our common stock outstanding on December 31, 2015, after further reflecting the sale of shares of our common stock in this offering at an assumed initial public offering price of $            , which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

After giving effect to our issuance and sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value as of December 31, 2015 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share. The initial public offering price per share will significantly exceed the pro forma net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $         per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering without giving effect to the option to purchase additional shares granted to the underwriters:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2015	$19.55
Decrease attributable to the conversion of outstanding preferred stock	(19.13)
Pro forma net tangible book value per share as of December 31, 2015	0.42
Increase per share attributable to sale of shares of common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors.		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma net tangible book value by $         million, the pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution to investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors. If any shares are issued upon exercise of outstanding options, you will experience further dilution.

The following table summarizes, on a pro forma basis as of December 31, 2015, after giving effect to the Conversion and the automatic conversion of all of our outstanding shares of preferred stock into shares of our common stock upon the closing of this offering, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	101,342,243		%	$76,215,000		%		$0.75
New Investors							$

Total		100%			100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares purchased from us by existing stockholders is based on 101,342,243 shares of our common stock outstanding as of December 31, 2015 after giving effect to the Conversion and the automatic conversion of all of our outstanding shares of preferred stock into 83,591,657 shares of common stock upon the closing of this offering, and excludes 8,855,145 shares of common stock issuable upon conversion of Series D preferred shares issued in February 2016 upon exercise of the call option and 2,314,489 shares of our common stock available for future issuance under our 2011 Incentive Plan as of December 31, 2015.

If the underwriters exercise their option to purchase additional shares from us in full, the number of shares held by new investors will increase to                 , or     % of the total number of shares of common stock outstanding after this offering and the percentage of shares held by existing stockholders will decrease to     % of the total shares outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our audited consolidated financial statements and accompanying notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The selected consolidated statement of comprehensive loss data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,
	2014		2015
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenue		$198	$679
Operating expenses:
Research and development		8,553	25,375
General and administrative		7,725	5,407

Total expenses		16,278	30,782

Operating loss		(16,080)	(30,103)
Change in fair value of financial instruments		2,156	(2,568)
Interest income		1	2

Net loss from continuing operations		(13,923)	(32,669)
Loss from discontinued operations		(4,491)	—

Net loss and comprehensive loss		$(18,414)	$(32,669)
Accretion and deemed dividends:
Preferred shares		(4,471)	(6,618)

Net loss attributable to common shareholders:
Basic and diluted		$(22,885)	$(39,287)

Net loss per share attributable to common shareholders:
Basic and diluted		$(20.80)	$(35.72)

Weighted average shares used to compute net loss per share attributable to common shareholders:
Basic and diluted		1,100,000	1,100,000

Pro forma net loss per common share—basis and diluted (unaudited)(1)	$		$(0.30)

Weighted average pro forma common shares outstanding—basic and diluted (unaudited)(1)			98,993,933

(1)	Pro forma to reflect (i) the Conversion (including the conversion of preferred shares into preferred stock and the conversion of profits interests into common stock), (ii) the conversion of all outstanding shares of preferred stock into shares of common stock and (iii) the issuance and ultimate conversion of 8,855,145 Series D preferred shares for gross proceeds of $15.8 million on February 17, 2016 through the exercise of the call option.

	As of December 31,
	2014	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and equivalents	$21,301	$29,361
Working capital	19,969	21,346
Total assets	23,859	31,976
Call option liability	1,859	4,427
Members’ deficit and stockholders’ deficit	(47,406)	(85,988)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, future financial performance, expense levels and liquidity sources, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel pharmaceuticals based on our proprietary metalloenzyme chemistry and biology technology platform. Metalloenzymes, which contain a metallic atom that is primarily responsible for enzyme activity, are an important class of drug targets for the treatment of a broad range of diseases. We utilize our technology to design novel drugs that we expect will have significant benefits as compared to currently marketed metalloenzyme inhibitors, including greater efficacy, improved safety, more favorable pharmacokinetic properties and superior therapeutic index. We have leveraged our technology to develop several product candidates that we believe have the potential to become best-in-class antifungal agents. VT-1161, our lead product candidate, is currently in separate Phase 2b clinical trials for the treatment of onychomycosis, a fungal infection of the nail, and recurrent vulvovaginal candidiasis, or RVVC, a recurrent form of vaginal yeast infection. In recent interim analyses of these Phase 2b clinical trials, we observed positive results in terms of both safety and efficacy for both indications. We expect final data on the principal efficacy and safety endpoints, or top-line final data, from our ongoing Phase 2b clinical trials to be available during the fourth quarter of 2016. Our other product candidates include VT-1129 for the treatment of cryptococcal meningitis, currently in a Phase 1 clinical trial, and VT-1598 for the treatment of Valley Fever, currently in IND-enabling studies. In addition to the development of novel antifungal agents, we are leveraging our technology to pursue drug discovery programs in oncology and certain orphan diseases.

We refer to our broad array of metalloenzyme chemistry and biology technologies as our MIDAS (Metalloenzyme Inhibitor Design and Synthesis) technology platform. This platform, built over the past decade, encompasses a powerful set of chemistry and biology tools that address the challenges and complexities of metalloenzyme drug discovery and enable the design of highly differentiated metalloenzyme inhibitors. Our technology is comprised of a deep understanding of over 120 potential metalloenzyme targets, a set of proprietary computer-based design tools, a library of over 200 unique metal-binding groups, knowledge of important counter-screens and pharmacologic expertise. We have focused our efforts on disease areas that are characterized by significant unmet medical need and commercial opportunity and for which our technology provides an opportunity to develop highly differentiated agents which may have compelling advantages over currently available therapies.

VT-1161 is a highly potent and selective, orally available inhibitor that we are developing for the treatment of onychomycosis, for which current treatments are suboptimal with respect to safety, tolerability and efficacy, and for RVVC, for which we are not aware of any approved therapies in the United States. We expect the results of our ongoing Phase 2b clinical trials in the fourth quarter of 2016. We are also developing VT-1129 as an oral agent for cryptococcal meningitis, a life-threatening invasive fungal infection of the central nervous system. We initiated a Phase 1 single-ascending dose study of VT-1129 in healthy volunteers during the fourth quarter of 2015, with results expected during the second quarter of 2016. Our third program, VT-1598 for the treatment of coccidioidomycosis, a fungal infection in the southwestern United States also known as Valley Fever, is in IND-enabling studies targeting an IND filing in the fourth quarter of 2016.

We are currently a Delaware limited liability company named Viamet Pharmaceuticals Holdings, LLC, or Viamet Holdings. Prior to December 2011, we operated as Viamet Pharmaceuticals, Inc., or VPI, a Delaware corporation that was incorporated in December 2004 as a research and development company. For most of our history, we have primarily focused on the development of compounds for the treatment of fungal diseases and, later, prostate cancer. In December 2011, Viamet Holdings was formed and made the parent of VPI through the exchange of VPI’s capital stock for membership interests in Viamet Holdings. In October 2014, we spun off the prostate cancer business, as well as a collaboration program not associated with our human antifungal business, in a transaction we refer to as the Spin-off. We effected the Spin-off through a series of transactions whereby Innocrin Pharmaceuticals, Inc., or Innocrin Pharmaceuticals, one of Viamet Holdings’ subsidiaries, was transferred to a newly formed subsidiary, Innocrin Pharmaceuticals Holdings, LLC, or Innocrin Holdings, and then the equity interests in Innocrin Holdings were distributed to our equityholders on a pro-rata basis.

To date, we have devoted substantially all of our resources to advance our research and development efforts relating to our product candidates, including activities to develop our MIDAS technology and our core capabilities in the study of metalloenzyme inhibitors, identify potential product candidates, undertake preclinical studies and clinical trials, manufacture our product candidates to support our preclinical studies and clinical trials, acquire and protect rights to our intellectual property, raise capital to support our research and development efforts and provide general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have financed our operations primarily through private placements of equity securities. To a lesser extent, we financed our operations through our collaboration with Novartis Bioventures Ltd., or Novartis, which ended in 2015, a grant from the National Institutes of Health, or the NIH, for research on inhibitors for the oral treatment of central nervous system (CNS) Coccidioides, the causative organism of Valley Fever, or the NIH grant, and a grant from the Department of Defense, or the DOD, for research on VT-1598, under a program called Development and Preclinical Evaluation of VT-1598, A Broad-Spectrum and Safe Anitfungal to Prevent Fungal (Mold) Infections of Battlefield Wounds. Excluding amounts attributed to the Spin-off, since inception, we have raised an aggregate of $111.9 million to fund our operations, of which:

•	$92.0 million was in the form of gross proceeds from the sale of Viamet Holdings’ preferred shares;

•	$15.4 million was in the form of gross proceeds from the sale of VPI preferred stock; and

•	$4.5 million was through a collaboration with Novartis and government grants.

In addition, we raised $9.4 million from a collaboration with Dow AgroSciences LLC, or DAS, in a program that was divested through the Spin-off.

Other than revenue from our grants, substantially all of our revenue to date has been collaboration revenue, which we first began to generate in November 2010. We did not recognize any collaboration revenue for the years ended December 31, 2014 or 2015.

Since inception, we have incurred significant operating losses. As of December 31, 2015, we had an accumulated deficit of $86.0 million. Our net loss was $18.4 million for the year ended December 31, 2014 and $32.7 million for the year ended December 31, 2015. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

Our research and development expenses have increased substantially in recent years as we have progressed our lead product candidate, VT-1161, from Phase 1 clinical trials to two ongoing Phase 2b clinical trials and initiated clinical development of VT-1129. Research and development expense increased from $8.6 million in 2014 to $25.4 million in 2015. We expect to incur increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue our Phase 2b clinical trials for VT-1161 in onychomycosis and RVVC. If either or both of these trials are successful, we expect that our expenses will increase further as we conduct our planned Phase 3 clinical trials. We also expect our expenses to increase as we conduct clinical trials of VT-1129 for the treatment of cryptococcal meningitis and advance VT-1598 for the treatment of Valley Fever through preclinical development and into clinical development.

We do not expect to generate revenue from product sales unless and until we, or our collaborators, if any, successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. We do not currently have an internal capability to manufacture our product candidates, and, to date, all of our manufacturing activities have been performed by third parties. Additionally, we currently utilize third party clinical research organizations, or CROs, to carry out our preclinical studies and clinical trials and we do not yet have a sales organization. If we obtain, or believe that we are likely to obtain, marketing approval for any of our product candidates for which we retain commercialization rights, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect to fund our operations through a combination of equity offerings, debt financing, government or other third party funding, collaborations and licensing arrangements for at least the next several years. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements may force us to delay, limit, reduce or terminate our research and development programs and could have a material adverse effect on our financial condition and our product development. We will need to generate significant revenues to achieve sustained profitability and we may never do so.

We do not believe that our currently available cash and cash equivalents, including the proceeds from the exercise of the call option to purchase additional Series D preferred shares on February 17, 2016, would provide sufficient funds to enable Viamet to meet its obligations for greater than one-year subsequent to December 31, 2015. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2015 with respect to this uncertainty. We have no current source of revenue sufficient to sustain our present activities, and we do not expect to generate product revenue until, and unless, the FDA or other regulatory authorities approve VT-1161 or another one of our product candidates and we successfully commercialize such product candidate. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. We believe that the proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations through                  and, as a result, believe that the uncertainty regarding our ability to continue as a going concern will be mitigated if we complete this offering.

Financial Operations Overview

Revenue

Excluding amounts attributed to the Spin-off, all of our revenue to date has been derived from payments under our collaboration with Novartis and government grants. We have not generated any revenues in connection with our antifungal programs other than through government grants. We may generate revenue in the future from government contracts and grants and payments under future collaborations, however we do not expect to generate revenue from product sales unless and until we obtain marketing approval for, and commercialize, VT-1161 or one of our other product candidates.

Collaborations

Novartis.    In June 2009, we entered into an option agreement with Novartis to discover and develop metalloenzyme inhibitors of interest to Novartis. Prior to its expiration in January 2015, we received $3.0 million to fund the research and development process. Upon successful completion of certain items specified in the option agreement, we would have received royalty payments and sales and development milestone payments, but no such payments were received.

Dow AgroSciences.    In November 2010, we entered into an Option, Research, Collaboration and License Agreement, or the DAS Agreement, with DAS to discover and develop metalloenzyme inhibitors of interest to DAS. The agreement with DAS was divested along with Innocrin Pharmaceuticals as part of the Spin-off. All revenues and expenses related to the DAS agreement included in our financial statements are included in discontinued operations.

Grants and Other Funding

Therapeutics for Rare and Neglected Disease Program.    In September 2011, we entered into a Cooperative Research and Development Agreement, or CRADA, with the NIH’s Therapeutics for Rare and Neglected Disease Program, or TRND, to develop VT-1129 as an antifungal therapy for cryptococcal meningitis. Through October 2014, TRND provided financial support for development under the CRADA through direct payment of vendors supporting the development. Under the terms of the agreement, we provided technical support for the project. We do not recognize any revenue in connection with the CRADA. We terminated the agreement effective October 2014.

NIH Grant.    In June 2012, we were awarded the NIH grant for the oral treatment of CNS Coccidioides infections. The total award of the initial grant was $0.3 million and covered the period June 2012 through May 2014. In June 2014, we received an additional award to continue the research. The total award of the additional grant is $0.7 million and covers the periods June 2014 through May 2017. We recognized $0.2 million and $0.3 million as grant and other revenue for the years ended December 31, 2014 and 2015, respectively.

Defense Medical Research and Development Program.    In April 2015, we received notice from the Defense Medical Research and Development Program that our proposed program, Development and Preclinical Evaluation of VT-1598, a Broad-Spectrum and Safe Antifungal to Prevent Fungal (Mold) Infections of Battlefield Wounds, was approved for a Military Infectious Diseases Applied Research Award, or the DMRDP grant. We expect the program to have a duration of 31 months and to provide approximately $2.0 million in funding. We recognized $0.3 million related to the DMRDP grant as grant and other revenue for the year ended December 31, 2015.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with CROs, and investigative sites that conduct our preclinical studies and clinical trials;

•	the cost of acquiring, developing and manufacturing clinical trial materials;

•	expenses associated with preclinical and regulatory activities;

•	employee-related expenses, including salaries, share-based compensation, benefits and travel expense; and

•	expenses related to consultants and advisors.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress toward completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We record direct research and development expenses, consisting principally of external costs, such as fees paid to investigators, consultants and CROs in connection with our clinical trials, and costs related to manufacturing or purchasing clinical trial materials, to specific product programs. Additionally, we record employee related direct research and development expenses to specific product programs. We do not allocate costs associated with our platform and other indirect costs to specific product programs because these costs are deployed across multiple product programs under research and development and, as such, are separately classified. The table below provides research and development expenses incurred for each of our principal programs and other expenses by category.

	Year ended December 31,
	2014	2015
	(in thousands)
Direct program expenses:
VT-1161	$6,551	$14,459
VT-1129(1)	177	4,136
VT-1598	573	1,508
Other programs	387	3,294
Indirect expenses:
Employees	593	1,239
Other expenses	272	739

Total research and development expenses	$8,553	$25,375

(1)	Through October 2014, external research and development activities related to VT-1129 were paid for by TRND under our CRADA with them. The amounts shown in the table for VT-1129 prior to October 2014 represent employee-related direct research and development expenses. The company terminated the CRADA agreement in October 2014, and since then, the company has borne the cost of research and development of VT-1129.

We expect our research and development expenses to continue to increase substantially as compared to prior periods in connection with completing our ongoing Phase 2b clinical trials for VT-1161 in onychomycosis and RVVC, and, if either or both of these trials are successful, advancing VT-1161 into our planned Phase 3 clinical trials. We also expect our expenses to increase as we conduct clinical trials of VT-1129 for cryptococcal meningitis and advance VT-1598 for the treatment of Valley Fever through preclinical development. If any of our product candidates successfully complete our planned Phase 3 clinical trials, we intend to seek marketing approval for such product candidate in the United States and, whether alone or in collaboration with third parties, in the European Union and other jurisdictions.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the scope, progress, outcome and costs of our clinical trials and other research and development activities;

•	the efficacy and potential advantages of our product candidates compared to alternative treatments, including any standard of care;

•	our ability to manufacture, market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

•	our ability to obtain, maintain, defend and enforce patent claims and other intellectual property rights;

•	the performance of our collaborators, if any;

•	significant and changing government regulation; and

•	the timing, receipt and terms of any marketing approvals.

A change in the outcome of any of these variables with respect to the development of VT-1161 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority requires us to conduct clinical trials or other testing beyond those that we currently contemplate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel, including equity-based compensation, in executive, operational, finance and accounting resource functions. Other general and administrative expenses include professional fees for legal, patent, consulting and accounting services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development of our product candidates. We also anticipate increased accounting, audit, legal, regulatory, compliance, insurance and investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of the first product candidate that we intend to commercialize on our own appears likely, we anticipate an increase in payroll and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidates.

Other Income (Expense), Net

Other income (expense), net consists primarily of the gain or loss associated with the change in the fair value of our call option and warrant liabilities.

Discontinued Operations

Discontinued operations consists of the results of operations for Innocrin Pharmaceuticals. On October 13, 2014, we spun off Innocrin Pharmaceuticals through a series of transactions whereby Innocrin Pharmaceuticals, including its prostate cancer business, the DAS collaboration program (collectively, the “prostate business”) and Innocrin personnel, were transferred to a newly formed subsidiary, Innocrin Holdings, and then Innocrin Holdings was distributed to the existing shareholders on a non-recourse pro-rata basis.

Results of Operations

Comparison of the Years Ended December 31, 2014 and 2015

The following table summarizes the results of our operations for each of the years ended December 31, 2014 and 2015, together with the changes in those items in dollars and as a percentage:

	Year ended December 31,		$ Change	% Change
	2014	2015
	(in thousands)
Total revenue	$198	$679	$481	242.9%
Operating expenses:
Research and development	8,553	25,375	16,822	196.7%
General and administrative	7,725	5,407	(2,318)	(30.0)%

Total operating expenses	16,278	30,782	14,504	89.1%

Operating loss	(16,080)	(30,103)	(14,023)	87.2%
Other income (expense), net	2,157	(2,566)	(4,723)	*

Net loss from continuing operations	(13,923)	(32,669)	(18,746)	134.6%

Loss from discontinued operations	(4,491)	—	4,491	*

Comprehensive loss	$(18,414)	$(32,669)	$(14,255)	77.4%

*	Not calculable.

Revenue.    Revenue was $0.7 million for the year ended December 31, 2015 compared to $0.2 million for the year ended December 31, 2014. The increase of $0.5 million was due primarily to the DMRDP grant which was approved in April 2015.

Research and development expenses.    Research and development expenses were $25.4 million for the year ended December 31, 2015 compared to $8.6 million for the year ended December 31, 2014. The increase of $16.8 million was primarily due to increased expenses associated with our clinical, preclinical and research programs as follows:

•	expenses associated with VT-1161 increased $7.9 million due to the initiation of the Phase 2b clinical trials in February 2015 as well as costs associated with drug supply and non-clinical studies;

•	expenses associated with VT-1129 increased by $4.0 million;

•	expenses associated with VT-1598 increased by $0.9 million;

•	expenses associated with research programs increased by $2.9 million; and

•	indirect expenses increased by $1.1 million.

General and administrative expenses.    General and administrative expenses were $5.4 million for the year ended December 31, 2015 compared to $7.7 million for the year ended December 31, 2014. The decrease of $2.3 million was primarily due to decreased legal and accounting expenses associated with the 2014 Spin-off and our financing activities.

Other income (expense), net.    Other income (expense), net was $2.6 million in expense for the year ended December 31, 2015 compared to $2.2 million in income for the year ended December 31, 2014. The decrease of $4.8 million in other income (expense), net resulted from a change in the fair value of the call option issued in connection with our Series D redeemable convertible preferred share financing.

Loss from discontinued operations.    Discontinued operations consists of the results of operations for Innocrin Pharmaceuticals. On October 13, 2014, Innocrin Pharmaceuticals was spun-off from Viamet Holdings. The components of discontinued operations that related to Innocrin Pharmaceuticals are as follows:

Year Ended December 31,
2014
Revenue	$703
Expenses	5,194

Net loss from discontinued operations	$(4,491)

Liquidity and Capital Resources

Sources of Liquidity

Since our inception through December 31, 2015, excluding amounts attributed to the Spin-off, we have funded our operations principally through the private placement of approximately $91.6 million of equity securities, $3.0 million from payments under the collaboration agreement with Novartis and $1.5 million from grants and other sources. As of December 31, 2015, we had cash and cash equivalents of $29.4 million. We invest cash in excess of immediate requirements in accordance with our investment policy, with a priority on liquidity and capital preservation.

Our future capital requirements will depend on many factors, including our results of operations and the expansion of our research and development, sales and marketing and general and administrative functions. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity, or raise funds through debt financing or other sources. The sale of additional equity could result in additional dilution to our stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur additional interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain financing on terms favorable to us. We do not believe that our currently available cash and cash equivalents, including the proceeds from the exercise of the call option to purchase additional Series D preferred shares on February 17, 2016, would provide sufficient funds to enable Viamet to meet its obligations for greater than one-year subsequent to December 31, 2015. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2015 with respect to this uncertainty.

Cash Flows

As of December 31, 2015, we had cash and cash equivalents of $29.4 million. The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year Ended December 31,
	2014	2015
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(18,296)	$(26,651)
Investing activities	(39)	(289)
Financing activities	39,025	35,000

Net increase in cash and cash equivalents	$20,690	$8,060

Operating Activities

Net cash used in operating activities of $18.3 million during the year ended December 31, 2014 was primarily a result of our $18.4 million net loss, a $2.2 million non-cash gain in the fair value of the warrants and call option liabilities, a $1.3 million increase in prepaid expenses and other current assets, a $0.3 million increase in accounts receivable and a $0.3 million increase in other assets, partially offset by a $2.5 million increase in accounts payable and accrued expenses and $1.0 million of non-cash expense related to equity-based compensation.

Net cash used in operating activities of $26.7 million during the year ended December 31, 2015 was primarily a result of our $32.7 million net loss, partially offset by a $2.6 million increase in accounts payable and accrued expenses, a $2.6 million non-cash loss in the fair value of the call option liability, $0.7 million of non-cash expense related to equity-based compensation, and a $0.2 million decrease in prepaid and other current assets.

Investing Activities

Net cash used in investing activities during all periods presented primarily reflects purchases of furniture, fixtures and equipment.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2014 primarily consisted of approximately $24.1 million of net proceeds from the sale of the initial tranche of our series D redeemable convertible preferred shares, which we received in October 2014. Additionally we received $9.9 million of net proceeds from the sale of our series C2 redeemable convertible preferred shares in February 2014 and $5.0 million from the sale of our series C3 redeemable convertible preferred shares, which we received in July 2014. The series C3 was subsequently converted to redeemable convertible preferred series D shares at the time of the series D closing.

Net cash provided by financing activities for the year ended December 31, 2015, consisted of approximately $35.0 million of net proceeds from the sale of the second tranche of our series D redeemable convertible preferred shares, which we received in April 2015.

Funding Requirements

To date, we have not generated any revenues from product sales and have financed our operations primarily through private placements of our preferred stock and, to a lesser extent, through our collaborations and our government grants. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and, beginning in 2011, clinical trials. We are still in the early stages of development of our product candidates, and we have not completed development of any product candidate. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our members’ deficit and working capital. We anticipate that our expenses will increase substantially if and as we:

•	continue our Phase 2b clinical trials of VT-1161 in patients with onychomycosis and patients with RVVC;

•	initiate our planned Phase 3 clinical trials of VT-1161 for the treatment of onychomycosis and RVVC;

•	continue our Phase 1 clinical trials of VT-1129 and, if successful, initiate our planned Phase 2 clinical trial of VT-1129 for the treatment of patients with cryptococcal meningitis;

•	initiate and continue the research and development of VT-1598 and our other product candidates, as well as potential product candidates;

•	strengthen and expand our core metalloenzyme discovery activities;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure in the future to commercialize any products for which we may obtain regulatory approval;

•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, quality control, commercial and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts and personnel and infrastructure necessary to help us comply with our obligations as a public company.

As of December 31, 2015, we had cash and cash equivalents of $29.4 million. We believe that such funds, the $15.8 million in proceeds we received on February 17, 2016 for the exercise of the option to purchase additional Series D preferred shares and the net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements at least through                 .

We intend to devote the net proceeds from this offering and our cash and cash equivalents to fund the development of VT-1161, VT-1129 and VT-1598, as well as for research and development of additional product candidates and for working capital and other general corporate purposes. We will need to obtain significant financing, in addition to the net proceeds of this offering, prior to the commercialization of any of our product candidates.

We estimate that we will incur research and development expenses of approximately:

•	$ for the development of VT-1161, for the treatment of both onychomychosis and RVVC, through Phase 2b clinical trials and the initiation of our planned Phase 3 clinical trials;

•	$ for the development of VT-1129, for the treatment of cryptococcal meningitis, through Phase 1 clinical trials and the initiation of Phase 2 clinical trials; and

•	$ for the development of VT-1598, for the treatment of Valley Fever, through Phase 1 clinical trials.

We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. At this time, we cannot reasonably estimate the remaining costs necessary to complete our planned Phase 3 clinical trials and commercialize VT-1161 for the treatment of onychomycosis or RVVC, including commercial manufacturing of VT-1161, or the nature, timing or costs of the efforts necessary to complete the development of any other product candidate.

Our future capital requirements, both short-term and long-term, will depend on many factors, including:

•	the scope, progress, timing, costs and results of our ongoing clinical trials and planned Phase 3 clinical trials of VT-1161;

•	the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our other product candidates, including VT-1129 and VT-1598, and any future product candidates;

•	our ability to enter into and the terms and timing of any collaboration, licensing or other arrangements that we may establish;

•	the number and development requirements of other product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our product candidates by the FDA and comparable non-U.S. regulatory authorities;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products, technologies, and businesses;

•	the costs of operating as a public company;

•	the effect of competing technological and market developments.

•	our ability to obtain and maintain government grants and other funding;

•	the extent to which we are entitled to reimbursement of clinical trial costs under Qualified Infectious Disease Product, or QIDP, designation by the FDA (for VT-1129 and potentially VT-1598); and

•	our ability to establish and maintain healthcare coverage and adequate reimbursement.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, government or other third party funding, collaborations and licensing arrangements. Other than our government grant, which will provide limited funding, we do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third party funding, collaborations or licensing arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

We do not believe that our currently available cash and cash equivalents, including the proceeds from the exercise of the call option to purchase additional Series D preferred shares on February 17, 2016, would provide sufficient funds to enable us to meet our obligations for greater than one-year subsequent to December 31, 2015. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2015 with respect to this uncertainty. We have no current source of revenue sufficient to sustain our present activities, and we do not expect to generate product revenue until, and unless, the FDA or other regulatory authorities approve VT-1161 or another one of our product candidates and we successfully commercialize such product candidate. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued research and development expenses, warrant and call option liabilities, equity-based compensation and tax credit carry forwards. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We use the revenue recognition guidance established by the Financial Accounting Standards Board, or FASB, in Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition, or ASC 605. Our revenues generally consist of licensing revenue and fees for research services from license or collaboration agreements and grant revenue. We recognize revenues when all four of the following criteria are met:(i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

For arrangements that include multiple deliverables, we identify separate units of accounting if certain separation criteria are met in accordance with ASC Topic 605-25, Multiple Element Arrangements, or ASC 605-25. This evaluation requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship. If we determine they are separable according to the separation criteria of ASC 605-25, we will recognize revenue separately for each unit. The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. If management determines the arrangement constitutes a single unit of accounting, the revenue recognition policy must be determined for the entire arrangement and the consideration received is recognized over the period from inception through the date on which the last deliverable is expected to be delivered as a combined unit. We typically receive upfront, nonrefundable payments when licensing our intellectual property in conjunction with a research and development agreement. We believe that these payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services that we provide under applicable agreements. Accordingly, we account for these elements as one unit of accounting and recognize upfront, nonrefundable payments as licensing revenue on a straight-line basis over the contractual or estimated performance period, which is typically the term of our research and development performance obligations. As a result, we are required to make estimates regarding development timelines for compounds being developed pursuant to a strategic collaboration agreement. Amounts received in advance of services performed are recorded as deferred revenue until earned. Revisions to the estimated period of recognition are reflected in revenue prospectively.

Any collaboration agreements we enter into in the future may also contain contingent non-refundable payments based on the achievement of milestone events. Revenue related to these non-refundable payments is recognized in accordance with ASC Topic 605-28, Milestone Method, or ASC 605-28. At the inception of each agreement that includes contingent milestone payments, management must evaluate whether the contingencies underlying each milestone are substantive and at risk to both parties, specifically reviewing factors such as the scientific and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required. Revenues from milestones, if they are nonrefundable, are recognized in licensing revenue upon successful accomplishment of the milestones if all of the following conditions are met:(i) achievement of the milestone event was not reasonably assured at the inception of the arrangement; (ii) substantive effort is involved to achieve the milestone event; and (iii) the amount of the milestone payment appears reasonable in relation to the effort expended, the other milestone payments in the arrangement and the related risk associated with the achievement of the milestone event. A milestone is considered substantive if it meets all of the following criteria:(A) the payment is commensurate with either our performance to achieve the milestone or with the enhancement of the value of the delivered item; (B) the payment relates solely to past performance; and (C) the payment is reasonable relative to all of the deliverables and payment terms within the arrangement. If any of these conditions are not met, the milestone payment is deferred and is recognized on a straight-line basis over the remaining performance obligation. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone and the level of effort and investment required to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. Milestones that are not considered substantive are recognized as earned if there are no remaining performance obligations or over the remaining period of performance, assuming all other revenue recognition criteria are met. Payments received or for which collection is reasonably assured after meeting performance obligations are recognized as earned.

Our collaboration agreements may also include payment for research and development services provided by us on a contractual rate and direct expense basis. We record such payments as revenue in accordance with the agreements as activities are incurred when we act as principal in the transaction.

Grant payments received prior to our performance of work required by the terms of the award are recorded as deferred revenue and recognized as grant revenue as we perform the work and incur qualifying costs.

Accrued/Prepaid Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses are related to expenses incurred to clinical sites, CROs and other vendors in connection with research and development activities for which we have not yet been invoiced.

We account for clinical trial expenses according to the progress of the trial as measured by patient enrollment, patient progression and the timing of various aspects of the trial. We determine accrual estimates through discussion with applicable personnel and the utilization of data from outside service providers as to the progress of trials, or as services are performed. During the course of a clinical trial, we adjust our rate of clinical trial expense recognition if actual results differ from our estimates. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known at that time. Our objective is to reflect the appropriate clinical trial expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. Our clinical trial accrual is dependent upon the timely and accurate reporting of clinical sites, CROs and other third party vendors. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low for any particular period. Depending on the timing of payments made to vendors based on the estimate of clinical trial activities, the resulting balance will be reflected as either a prepaid asset (advance payments) or an accrual on the balance sheet.

Valuation of Financial Instruments and Equity Based Compensation

Financial Instruments—Warrant and Call Option Liabilities

We account for our warrants issued to purchase series C1 redeemable convertible preferred shares and call options to purchase additional series C1 and series D redeemable convertible preferred shares in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, which requires that each financial instrument, other than an outstanding share, that, at inception, includes an obligation to repurchase the issuer’s equity shares regardless of the timing or likelihood of redemption, shall be classified as a liability. We measure the fair value of the warrant and call option liabilities based on the fair value to purchase series C1 and series D redeemable convertible preferred shares, which we determine based on the two-step valuation approach as described below under “Valuation Approach.”

Equity-Based Compensation

Prior to this offering, we issued equity-based compensation awards to employees, directors and consultants through the granting of profits interests. We measure and recognize compensation expense for all equity-based awards made to employees and directors, under the fair value recognition provisions of ASC Topic 718, Compensation—Stock Compensation, or ASC 718, based on estimated fair values. We estimate the fair value of equity-based awards on the grant date using a two-step valuation approach as noted below. We record the value of the portion of the award expected to vest as expense on a straight-line basis over the requisite service period net of estimated forfeitures. We estimate forfeiture rates by taking into consideration historical experience during the preceding fiscal years. Profits interest awards typically vest at a rate of 25% after one year and the remaining portion vesting in equal increments over the subsequent 12 to 36 months following the one-year vesting milestone.

We recognized equity-based compensation expense of $1.2 million during the year ended December 31, 2014 and $0.7 million during the year ended December 31, 2015. The unrecognized compensation expense was $0.9 million as of December 31, 2014 and $3.5 million as of December 31, 2015. We expect unrecognized compensation expense as of both December 31, 2014 and 2015 to be recognized over a weighted-average period of 3.0 years.

In connection with the Conversion, profits interests in Viamet Holdings will be exchanged for common stock and restricted common stock of Viamet Pharmaceuticals Corp., depending upon the portion of the profits interests award that are vested at the time of the Conversion. The following table summarizes by grant date the pro forma number of shares of common stock underlying profits interests units granted from January 1, 2014 through January 31, 2016 after giving effect to the Conversion, as well as the associated weighted average grant date fair value per profits interests unit:

	Class C Profits Interests	Weighted Average Fair Value Per Profits Interests Unit	Pro Forma Common Stock Issued in Respect of Profits Interests Units(1)
Grant Date
October 2, 2014	1,243,207	$0.36
February 24, 2015	2,381,226	$0.22
October 13, 2015	5,727,264	$0.41
November 11, 2015	1,003,388	$0.41

(1)	Certain of the shares of common stock issued in respect of profits interests units will be subject to vesting in accordance with the vesting schedule applicable to such profits interests units. Common stock issued in respect of profits interests is based on $ , the midpoint of the price range set forth on the cover of this prospectus.

Valuation Approach

Viamet Holdings is privately held with no active public market for its equity instruments. Therefore, for financial reporting purposes, management has periodically determined the estimated per share fair value of Viamet Holdings’ equity, including profits interests, and related financial instruments, or the call options and warrant liabilities, using contemporaneous valuations. These contemporaneous valuations are done using methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. These valuations were performed with the assistance of a third party valuation specialist. Management performed these contemporaneous valuations most recently as of September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015.

The valuation approach utilized a two-stage process, whereby the value of each instrument was estimated as the probability-weighted value across multiple scenarios, and using an option pricing method to estimate the allocation of values within one or more of those scenarios. This valuation approach is a hybrid between the probability weighted expected return method (PWERM) and the Option Pricing Method (OPM), where the fair value of the total equity of the company within each scenario is first estimated using assessments of market participant expected returns and a discounted cash-flow analysis, and then the total equity value is allocated to the various components of the capital structure including the warrants and call options using an OPM or a waterfall approach based on the specific rights of each of the equity classes. The OPM uses the fair value of the total equity of the company within a scenario as a starting point and incorporates assumptions made regarding the expected returns and volatilities that are consistent with the expectations of market participants, a distribution of equity values is produced which cover the range of events that an informed market participant might expect. This process creates a range of equity values both between and within scenarios. The fair value measurement is sensitive to changes in the unobservable inputs. Changes in those inputs might result in a higher or lower fair value measurement.

The OPM requires the input of our total equity value, expected equity volatility, the risk-free interest rate, and expected time to liquidity as the key inputs.

Total Equity Value - The total equity value was estimated based on assuming a private company scenario (where the company remains private) and a public company scenario (where an IPO occurs). In the private company scenario, the adjusted book value and discounted cash flow (DCF) analyses were utilized, taking into account any relevant equity securities issued by the Company in a third party transaction on or near the measurement dates. In the adjusted book value method, the value of each specific compound was determined utilizing a DCF analysis, while it was assumed that book value was a reasonable proxy for fair value for other assets, including working capital and fixed assets. The cash flow projections used in the compounds’ DCF analyses are based on probability-weighted scenarios which considered estimates of time to market, market share and pricing. The cash flow projections were estimated over a period equal to the expected patent life, and a terminal value was not applied.

For the public company scenario, various IPO scenarios were considered, including a range of potential IPO dates with corresponding values for each scenario. The IPO scenarios were discounted and then probability-weighted to determine an overall value based on the public company scenario.

The public company and private company scenarios were then probability-weighted to estimate the total equity value as of the measurement dates.

Expected volatility of total equity - As our common stock has never been publicly traded, we estimated the expected volatility of our total equity from historical volatilities of publicly traded comparable companies within our industry. We adjusted the volatility estimate for differences in size and leverage between the comparable companies and Viamet, and the volatility was estimated over a historical period commensurate with the expected time to liquidity at each measurement date.

Risk-free interest rate - We used the US treasury yields as of each measurement date with term matching the expected time to liquidity as of each measurement date to estimate the risk-free rate.

Time to liquidity - The expected time to liquidity was determined based on our assessment of our stage of development, our specific business strategy and overall market conditions that would impact the liquidity scenarios, which include sale of the company as well as potential IPO scenarios.

In performing these valuations, management considered all objective and subjective factors that they believed to be relevant, including management’s best estimate of our business condition, prospects and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included external market conditions affecting the pharmaceutical industry, trends within the pharmaceutical industry, the prices at which we sold preferred and common shares, the rights and preferences of the preferred shares relative to common shares at the time of each measurement date, the results of operations, financial position, status of research and development efforts, stage of development and business strategy, the lack of an active public market for the common and preferred shares and the likelihood of our achieving a liquidity event such as an IPO or sale in light of prevailing market conditions.

The key assumptions and resulting output values of Call Option Liability and profits interests units are as follows as of the most recent valuation dates:

	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
		(unaudited)
Key Inputs
Total equity value (in millions)	$112.10	$132.60	$132.60	$175.40	$220.10
Volatility	45.00%	60.00%	60.00%	60.00%	60.00%
Risk free rate	1.59%	1.26%	1.41%	1.15%	1.49%
Time to liquidity (years)	4.80	4.50	4.30	4.00	3.79

Key Output Values
Call option to purchase series D redeemable convertible preferred—per share value	$1.80	$1.77	$1.81	$1.95	$2.26
Profits interests units	$0.22	$0.28	$0.25	$0.28	$0.50

There is a high degree of subjectivity involved when using option-pricing models to estimate the fair values for equity based instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of the Call Option Liability and profits interests are determined using an option-pricing model, the value from such a model may not be indicative of the fair value that would be observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions when valuing the Call Option Liability and profits interests, the fair value adjustments that we record in the future may differ significantly from what we have historically reported.

Income Tax Loss and Tax Credit Carryforwards

Our ownership structure includes a holding company organized as a limited liability company that has elected pass through tax treatment. As such, we do not recognize any income tax expense or benefit for the income or loss of the entity and have not established any deferred tax assets or liabilities within the holding company. The net operating losses and research and development credit carryforwards discussed below relate to our wholly owned subsidiaries.

We had operating loss tax carryforwards (both federal and state) of approximately $17.0 million at December 31, 2014 and $45.5 million at December 31, 2015 and federal research and development credit carryforwards of approximately $0.3 million and $1.0 million at December 31, 2014 and 2015, respectively. Federal and state losses begin to expire in 2032 and 2027, respectively, and the research and development credit carryforwards begin to expire in 2032. For financial reporting purposes, a valuation allowance has been recognized to fully offset the deferred tax assets related to the carryforwards, based on our assessment of the likelihood of using these net deferred tax assets in future periods. The total increase in valuation allowance of $10.9 million from 2014 to 2015 was allocable to current operating activities. The utilization of the loss carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. In addition, the maximum annual use of net operating loss and research and development credit carryforwards is limited in certain situations in which changes occur in stock ownership.

In general, if we experience a greater than 50% aggregate change in ownership of certain significant shareholders over a three-year period (a Section 382 ownership change), utilization of our pre-change net operating loss carryforwards is subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, or the Code, and similar state laws. The annual limitation generally is determined by multiplying the value of our shares at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the net operating loss carryforwards before utilization and may be substantial. Although we have not completed a study of all entities to determine the impact of ownership changes on our net operating loss carryforwards under Section 382 of the Code, we believe that our ability to use our net operating loss carryforwards may be limited. Net operating loss carryforwards may be limited or lost if we experience a Section 382 ownership change in connection with this offering or as a result of future changes in our share ownership. Losses from a specific period may be subject to multiple limitations, and would generally be limited by the lowest of those limitations. There was no recognized tax benefit related to net operating loss carryforwards in any prior period.

Contractual Obligations and Commitments

Our principal contractual obligation relates to the leasing of our office space in Durham, North Carolina, under a non-cancelable operating lease that was scheduled to expire in February 2020. In October 2015, we amended the lease to incorporate additional office space and extend the expiration date from February 2020 to June 2021, which resulted in additional lease obligations of approximately $1.3 million. The table below summarizes our financial obligations under this lease from December 31, 2015. We do not have any outstanding indebtedness.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$2,169	$308	$815	$860	$186

We enter into contracts in the normal course of business with CROs to assist in the performance of our research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

Off Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risks

We are not exposed to market risk related to changes in interest rates. As of December 31, 2015, we had cash and cash equivalents of $29.4 million.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

BUSINESS

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel pharmaceuticals based on our proprietary metalloenzyme chemistry and biology technology platform. Metalloenzymes, which contain a metallic atom that is primarily responsible for enzyme activity, are an important class of drug targets for the treatment of a broad range of diseases. We utilize our technology to design novel drugs that we expect will have significant benefits as compared to currently marketed metalloenzyme inhibitors, including greater efficacy, improved safety, more favorable pharmacokinetic properties and superior therapeutic index. We have leveraged our technology to develop several product candidates that we believe have the potential to become best-in-class antifungal agents. VT-1161, our lead product candidate, is currently in separate Phase 2b clinical trials for the treatment of onychomycosis and recurrent vulvovaginal candidiasis. In recent interim analyses of these Phase 2b clinical trials, we observed positive results in terms of both safety and efficacy for both indications. We expect final data on the principal efficacy and safety end points, or top-line final data, from our ongoing Phase 2b clinical trials to be available during the fourth quarter of 2016. Our other product candidates include VT-1129 for the treatment of cryptococcal meningitis, currently in a Phase 1 clinical trial, and VT-1598 for the treatment of Valley Fever, currently in IND-enabling studies. In addition to the development of novel antifungal agents, we are leveraging our technology to pursue drug discovery programs in oncology and certain orphan diseases.

We refer to our broad array of metalloenzyme chemistry and biology technologies as our MIDAS (Metalloenzyme Inhibitor Design and Synthesis) technology platform. This platform, built over the past decade, encompasses a powerful set of chemistry and biology tools that address the challenges and complexities of metalloenzyme drug discovery and enable the design of highly differentiated metalloenzyme inhibitors. Our technology is comprised of a deep understanding of over 120 potential metalloenzyme targets, a set of proprietary computer-based design tools, a library of over 200 unique metal-binding groups, knowledge of important counter-screens and pharmacologic expertise. We have focused our efforts on disease areas that are characterized by significant unmet medical need and commercial opportunity and for which our technology provides an opportunity to develop highly differentiated agents which may have compelling advantages over currently available therapies.

Our initial drug discovery and development efforts have been focused on a metalloenzyme target, fungal CYP51, which has broad application in the treatment of human fungal infections. CYP51 is a clinically validated target in that a number of other antifungal compounds targeting CYP51 have either been approved or are currently in clinical-stage development. Ranging from extremely common dermatologic and mucosal infections to life-threatening infections of the central nervous system and internal organs, fungal infections represent an area of significant unmet medical need. Although several antifungal agents are currently available, each of these drugs has limitations with regard to efficacy, safety and pharmacokinetic properties. For example, terbinafine (Lamisil), the most widely prescribed drug for the treatment of onychomycosis, has a labeled complete cure rate of only 38% at the 48-week evaluation point and its use is limited by liver toxicity and frequent drug-drug interactions. Similarly, amphotericin B, which is used for the treatment of cryptococcal meningitis, is highly toxic to the kidneys and is very poorly tolerated. We have applied our technology to design antifungal compounds that we believe are highly differentiated from, and will address the shortcomings of, currently available antifungal agents. In addition to our antifungal programs, we have recently initiated drug discovery efforts focused on additional metalloenzyme targets relevant to oncology and certain orphan diseases for which we believe our MIDAS technology affords us the opportunity to improve upon currently available therapies and generate first-in-class agents.

A summary of our clinical, preclinical and research-stage programs is provided below.

VT-1161 for Onychomycosis

VT-1161 is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies. VT-1161 blocks the production of ergosterol, an essential component of the fungal cell membrane, which is critical to fungal proliferation. In preclinical studies, VT-1161 demonstrated potent activity against Trichophyton rubrum, or T. rubrum, and Trichophyton mentagrophytes, or T. mentagrophytes, the two most common fungal species that cause onychomycosis, a fungal infection of the nail that affects approximately 32 million individuals in the United States. Despite the high prevalence of onychomycosis, current therapies for this disease are suboptimal with respect to efficacy, safety and dosing convenience.

We conducted Phase 1 clinical trials of VT-1161 commencing in August 2011 and a Phase 2a proof-of-concept clinical trial commencing in August 2013. In our clinical trials conducted to date, VT-1161 demonstrated a long half-life and excellent penetration into the nail, properties which we believe are important for the successful treatment of onychomycosis. We recently conducted a planned interim analysis of 107 patients in our ongoing Phase 2b clinical trial of VT-1161 for the treatment of onychomycosis, which commenced in February 2015. Across the four VT-1161 treatment arms, we observed a 48% average reduction in the mean percentage of nail involvement at week 24 of the 48-week trial as compared to a 6% reduction in the placebo arm. The median reduction in percentage nail involvement in the VT-1161 arms was as high as 67% at week 24. In both preclinical studies and clinical trials conducted to date, including the Phase 2b interim analysis, VT-1161 has demonstrated a favorable safety profile with no evidence of an adverse effect on liver function. We believe that the high degree of potency, broad therapeutic index and favorable oral pharmacokinetic properties of VT-1161, coupled with the positive interim results we have observed in our ongoing Phase 2b clinical trial, suggest that VT-1161 may be superior to the approved oral therapies for onychomycosis with respect to both efficacy and safety. We also believe that VT-1161 may significantly outperform the approved topical therapies with respect to both efficacy and dosing convenience. We expect top-line final data from our ongoing Phase 2b clinical trial to be available during the fourth quarter of 2016 and, if the trial is successful, we expect to initiate Phase 3 clinical trials of VT-1161 in onychomycosis during the first half of 2017.

VT-1161 for Recurrent Vulvovaginal Candidiasis

In preclinical studies, VT-1161 demonstrated highly potent activity against a broad range of Candida species, the causative agents of recurrent vulvovaginal candidiasis, or RVVC. RVVC, which is defined as three or more episodes of acute vulvovaginal candidiasis, or AVVC (commonly referred to as a vaginal yeast infection), in a 12-month period. RVVC is estimated to occur in 5% to 8% of women in the United States during their child-bearing years. We are not aware of any approved therapies for RVVC in the United States. We recently conducted a planned interim analysis of 115 patients in our ongoing 48-week Phase 2b clinical trial of VT-1161 for the treatment of RVVC, which commenced in February 2015. Across the four VT-1161 treatment arms, only 3% of the patients suffered a recurrence of AVVC through week 24 as compared to 48% of patients in the placebo arm. In addition, in the two high-dose VT-1161 arms not a single patient suffered a recurrence through week 24. As in the interim analysis of the onychomycosis trial, VT-1161 was well tolerated with no evidence of an adverse effect on liver function. Because of its high degree of potency, broad therapeutic index and long half-life, we believe VT-1161 may be a highly effective treatment for RVVC and become the first antifungal agent approved for this common condition, which causes significant quality of life issues for patients. We expect top-line final data from our ongoing Phase 2b clinical trial to be available during the fourth quarter of 2016, and, if the trial is successful, we expect to initiate Phase 3 clinical trials of VT-1161 in RVVC during the second half of 2017.

VT-1129 for Cryptococcal Meningitis

VT-1129 is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies. We are developing VT-1129 for the treatment of cryptococcal meningitis, a life-threatening fungal infection of the central nervous system. Occurring most frequently in immuno-compromised patients, cryptococcal meningitis results in approximately 3,400 hospitalizations per year and carries a mortality rate as high as 21% in the United States. Globally, it is estimated that approximately one million cases of cryptococcal meningitis occur each year, with associated mortality rates estimated to be as high as 55% to 70%. VT-1129 has particular potency against Cryptococcus species and the ability to achieve high concentrations within the central nervous system. To our knowledge, VT-1129 is the only antifungal agent that is capable of fully eradicating the fungal pathogen that causes cryptococcal meningitis from the brain in preclinical studies. We are currently conducting a Phase 1 single-ascending dose clinical trial of VT-1129 in healthy volunteers, which commenced in October 2015, and we expect results during the second quarter of 2016. We expect to initiate a Phase 2 clinical trial in patients with cryptococcal meningitis during the first half of 2017 if our ongoing single-ascending dose Phase 1 clinical trial and the subsequent multiple-ascending dose Phase 1 clinical trial that we expect to complete in the fourth quarter of 2016 are successful. VT-1129 has received orphan drug designation for the treatment of cryptococcal meningitis and has been designated a Qualified Infectious Disease Product, or QIDP, by the U.S. Food and Drug Administration, or the FDA. In addition, we have commenced efforts to have cryptococcal meningitis added to the list of neglected tropical diseases that is maintained by the FDA. If cryptococcal meningitis were to be added to the current list, we may ultimately qualify for the award of a priority review voucher in the event VT-1129 were approved for treatment of this disease.

VT-1598 for Coccidioidomycosis (Valley Fever)

VT-1598 is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies. We are developing VT-1598 for the treatment of coccidioidomycosis, also known as Valley Fever, a common lung infection in the southwestern United States that affects approximately 150,000 patients in the United States annually. Although the infection may resolve without treatment, approximately 5% to 10% of patients may develop a more severe form of the disease and a certain percentage of these patients will develop a chronic pulmonary infection at times associated with dissemination of the infection to other parts of the body. While current therapies are effective in some patients with this more severe form of the disease, they are often poorly tolerated and morbidity and mortality remain significant. In in vitro studies, VT-1598 has demonstrated significantly greater potency against Coccidioides clinical isolates than fluconazole, which is commonly used as the primary treatment for Valley Fever. In preclinical models of Valley Fever, VT-1598 was highly effective in treating Valley Fever that was localized to the central nervous system, a common site of dissemination in humans. We are currently conducting IND-enabling studies of VT-1598 and expect to file an IND in the fourth quarter of 2016. If our IND submission is successful, we expect to complete a single-ascending-dose Phase 1 clinical trial in the first half of 2017 and a multiple-ascending-dose Phase 1 clinical trial in the second half of 2017. We have received orphan drug designation in the United States for VT-1598 for the treatment of Valley Fever and expect that the compound will be designated a QIDP by the FDA.

Our Research Programs

In addition to our existing product candidates, we are also pursuing research directed at designing a fungal CYP51 inhibitor suitable for the treatment of invasive fungal infections in the hospital setting. The key objectives of this program are to design a compound that has potent activity against a broad spectrum of fungal pathogens and that could be formulated for both intravenous and oral delivery to facilitate the transition from acute care to step-down therapy. Beyond antifungals, we have recently initiated research programs directed at clinically validated metalloenzymes with potential applications in oncology and certain orphan diseases for which we believe our technology will enable the discovery of highly differentiated compounds that have compelling advantages over agents that are either currently available or in development.

Our Strategy

Our strategy is to strengthen and advance our leadership position in the discovery and development of novel metalloenzyme inhibitors, with the goal of commercializing our product candidates. We believe that our product candidates have the potential to be superior to existing therapies with respect to efficacy, safety and dosing convenience due to our deep understanding of metalloenzyme chemistry and biology and the results of our preclinical studies and clinical trials conducted to date.

The central elements of our strategy are as follows:

•	Develop and commercialize VT-1161 for the treatment of onychomycosis and RVVC. We are focused on rapidly advancing the clinical development of VT-1161, our lead product candidate, for the treatment of onychomycosis and RVVC. We are currently conducting two Phase 2b clinical trials of VT-1161, one in each of these indications, with top-line final data expected for both studies during the fourth quarter of 2016. Based upon our preclinical and clinical results to date, we believe that VT-1161 could potentially become a best-in-class therapy for both of these indications. We further believe that there is a significant unmet medical need and commercial opportunity for a novel, oral antifungal agent that improves upon the efficacy, safety and dosing convenience of current agents used for the treatment of onychomycosis. If we are successful in developing and receiving marketing approval for VT-1161 for the treatment of RVVC, to our knowledge, it would become the first approved therapy for this condition.

•	Develop additional product candidates for the treatment of invasive fungal infections. We are also focused on rapidly advancing the clinical development of VT-1129 for the treatment of cryptococcal meningitis and VT-1598 for the treatment of Valley Fever. We are currently conducting a Phase 1 single-ascending dose clinical trial of VT-1129 in healthy volunteers, with results from this clinical trial expected during the second quarter of 2016. We have obtained orphan drug status and QIDP designation for VT-1129 for the treatment of cryptococcal meningitis. For VT-1598, we are currently conducting IND-enabling studies, with an expected IND filing during the fourth quarter of 2016. We have also received orphan drug status for VT-1598 for the treatment of Valley Fever. In addition to our existing product candidates, we are conducting research on a novel series of fungal CYP51 inhibitors that can be administered either intravenously or orally for the treatment of invasive fungal infections in the hospital setting.

•	Leverage our MIDAS technology platform to advance discovery programs in oncology, certain orphan diseases and potentially additional therapeutic areas. We believe that our MIDAS technology can be applied to improve upon many of the metalloenzyme inhibitors that are either currently marketed or in development. Over the past year, we have significantly expanded our research efforts with a focus on metalloenzyme targets with applicability in therapeutic areas such as oncology and certain orphan diseases. We view these programs as important opportunities to capitalize on our expertise in the discovery of novel metalloenzyme inhibitors and to enrich and expand our pipeline over the next several years.

•	Strengthen and expand our core metalloenzyme drug discovery and development capabilities. All of our product candidates and research programs have resulted from our core metalloenzyme drug discovery expertise. We intend to continue to invest in our MIDAS technology platform as the cornerstone of our competitive advantage in discovering novel metalloenzyme inhibitors with improved properties compared to currently available agents. As we advance our product candidates into later-stage clinical development, we also plan to expand our existing development team by adding additional personnel with experience in clinical operations, drug safety, statistics, project management and medical affairs.

•

Establish specialized sales and marketing capabilities.  We currently hold worldwide rights to commercialize all of our product candidates. We plan to retain marketing and sales rights for our products in the United States, particularly in situations where it is possible to address the market through a focused, specialized sales force. For example, we believe dermatologists and podiatrists, the primary specialists who treat onychomycosis, and a subset of gynecologists, the primary specialists who treat RVVC, are sufficiently concentrated to enable us to effectively promote VT-1161 to these physicians with a focused, specialized internal sales force. For situations in which a large sales force is required to access the market, and with respect to markets outside the United States, we generally plan to assess potential collaborative arrangements with leading pharmaceutical and biotechnology companies to commercialize our products.

Our Product Pipeline

We are utilizing our MIDAS technology to discover and develop novel therapeutic agents across a broad range of diseases. We have focused our initial drug discovery and development efforts primarily on fungal CYP51, a well-validated metalloenzyme target. Fungal CYP51 is the target of the triazole class of antifungals, the most widely prescribed and commercially successful class of antifungals. In selecting fungal CYP51 as the target of our initial discovery efforts, we leveraged the fact that the triazole antifungals suffer to varying degrees from a low therapeutic index, which we believe results from poor selectivity of the metal-binding group that can be mitigated by our MIDAS technology. Similarly, we believe that there are multiple other high value metalloenzyme targets that we can address through the application of our technology. To begin to capitalize on these opportunities, during the past year we have initiated new research programs focused on validated metalloenzyme targets with application in oncology and certain orphan diseases. Similar to our performance with fungal CYP51, we have been able to rapidly generate attractive lead molecules in these programs that demonstrate significant improvements in selectivity compared to currently available inhibitors.

An overview of our product pipeline is provided in the figure below:

Treating fungal infections involves several challenges that we believe we have been able to successfully address. First, fungal cells share a similar complex structure with human cells, both of which are termed eukaryotic. This is in contrast to bacterial cells, which are much simpler in structure and are termed prokaryotic. Given the similarity of fungal cells to human cells, there are fewer selective targets available for antifungal therapy than for antibacterial therapy. Thus, in contrast to the large number of antibacterial agents that are available, progress in the development of novel antifungals agents has been more difficult, with fewer agents in recent development. Second, fungal infections typically require much longer courses of therapy than bacterial infections. While many bacterial infections will respond to antibacterial therapy within days, fungal infections often require several weeks or even months of therapy to eradicate the infection. Finally, similar to the phenomenon of antibiotic resistance, the emergence of resistant pathogens is an increasingly challenging problem in the treatment of certain fungal infections that may be mitigated by the introduction of new therapies.

VT-1161 for Onychomycosis

VT-1161, our lead product candidate, is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies and that has several properties that have been optimized for the treatment of onychomycosis, including a high degree of potency against dermatophytes and other pathogens that cause onychomycosis, a long half-life, excellent penetration into the nail, and a broad therapeutic index. Interim results from our Phase 2b clinical trial in patients with onychomycosis, presented below, suggest that VT-1161 may achieve greater efficacy compared to current standard of care therapies for onychomycosis, including terbinafine, the most widely prescribed oral treatment. In addition, because of its selectivity, we believe that VT-1161 may avoid the side effects that limit the use of currently marketed oral antifungals.

Disease Overview

Onychomycosis, a fungal infection that primarily involves the nail bed and nail matrix, is an extremely common infection, affecting approximately 32 million individuals in the United States. The prevalence of onychomycosis increases with age, with approximately 18% of individuals over the age of 60 affected. Approximately 95% of cases involve the toenails, where often multiple nails are involved, while the remaining 5% of cases involve the fingernails. The most common variant of the condition is distal lateral subungual onychomycosis, or DLSO, which by definition involves the distal and lateral portion of the nail. The most common causative organisms are Trichophyton species and other fungal species, such as Candida and some molds can also infect the nail.

Onychomycosis is a chronic condition. The infection is characterized by deformation, discoloration, thickening and splitting of the nail, as well as separation of the nail plate from the nail bed. Damage to the nail can also result in pain when walking, limiting ambulation. The unsightly appearance of the infected nail and the perception that there is an active and contagious infection is a significant concern for many patients. Onychomycosis can also be a significant medical issue for diabetics or other patients with compromised immune systems or poor circulation of the lower extremities. In these patients, the infected nail can serve as an entry point for bacterial infection, which can in turn lead to serious complications such as tissue necrosis and amputation.

Onychomycosis generally will not improve without treatment, and will typically worsen over time. Due to concerns about possible side effects, limited efficacy and frequent relapse experienced with current therapies, physicians may discourage some patients from undergoing currently available treatments.

Current Therapies and Limitations

Prescribed primarily by dermatologists, podiatrists and general practitioners, medical treatment options for onychomycosis include both topical and oral drugs. In clinical trials for onychomycosis, the success of therapy is typically based upon a composite endpoint comprised of the level of nail involvement, as well as mycologic cure, which refers to a negative fungal culture and a negative fungal stain. The determination of complete cure, which is the FDA-defined primary endpoint for onychomycosis trials, requires both complete clinical cure (i.e., 0% nail involvement) as well as mycologic cure.

There are two oral agents for onychomycosis approved in the United States:

•	Terbinafine (Lamisil) is by far the most widely prescribed agent for the treatment of onychomycosis, with approximately 3.0 million prescriptions written in 2014 accounting for approximately 80% of prescriptions for onychomycosis therapies in the United States. Prior to the expiration of its U.S. patent in 2006, peak annual sales of Lamisil were approximately $1.2 billion worldwide. According to the approved U.S. labeling, 38% of patients treated with terbinafine once daily for 12 weeks achieved complete cure at 48 weeks. Despite its higher efficacy rate compared with topical agents, we believe that the use of terbinafine has been limited by safety concerns, primarily liver toxicity and drug-drug interactions. Although rare, cases of liver failure resulting in transplant or death have been reported. Liver function tests are recommended prior to treatment with terbinafine, and the drug is contraindicated in patients with pre-existing liver disease. Terbinafine is available as a generic in the United States.

•	Itraconazole (Sporanox) is not widely used in the treatment of onychomycosis despite its approval for this indication, due largely to the greater risk of liver toxicity compared with terbinafine. Other concerns with the use of itraconazole include the potential for arrhythmias and significant drug-drug interactions. Itraconazole is available as a generic in the United States.

Two topical treatments for onychomycosis, efinaconazole and tavaborole, have recently been approved for the treatment of onychomycosis in the United States and, despite their limited efficacy, have collectively achieved $516 million in aggregate U.S. sales since their commercial launches in June and September 2014, respectively:

•	Efinaconazole (Jublia) achieved complete cure rates of 17.8% in one clinical trial and 15.2% in a second clinical trial cited in the approved labeling. Patients included in these clinical trials were limited to those with no more than 50% involvement of the great toenail. In the time period between its launch in June 2014 and October 2015, Jublia has accounted for a total of approximately 600,000 prescriptions and accumulated sales of $343 million in the U.S. market according to IMS Health data.

•	Tavaborole (Kerydin) achieved complete cure rates of 6.5% in one clinical trial and 9.1% in a second clinical trial cited in the approved labeling. Patients included in these clinical trials were limited to those with no more than 60% involvement of the great toenail. In the time period between its launch in September 2014 and October 2015, Kerydin has accounted for a total of approximately 145,000 prescriptions and accumulated sales of $172 million in the U.S. market according to IMS Health data.

A third topical treatment, ciclopirox (Penlac), was approved in the United States in December 1999 for the treatment of onychomycosis in conjunction with frequent debridement, or removal of parts of the infected nail, but is less commonly prescribed than the other topical therapies. Ciclopirox is available as a generic in the United States.

We believe that the low complete cure rates for the topical agents are due to suboptimal concentration at the primary site of infection, namely the nail bed and nail matrix. In addition, given that each of the topical agents must be applied daily to each affected nail for 48 weeks, poor compliance with the treatment regimen may also play a role.

Our Solution

VT-1161 is a highly potent and selective, orally available inhibitor of fungal CYP51. VT-1161 blocks the production of ergosterol, an essential component of the fungal cell membrane, which is critical to fungal proliferation. In preclinical studies, VT-1161 demonstrated potent activity against T. rubrum and T. mentagrophytes, the two most common dermatophyte species that cause onychomycosis. In clinical trials, VT-1161 has demonstrated a very long half-life (estimated at over 1,000 hours) and excellent penetration into the nail, properties which we believe are important in the treatment of onychomycosis. Moreover, in both preclinical studies and clinical trials conducted to date, VT-1161 has demonstrated a favorable safety profile. We believe that the high potency, broad therapeutic index and favorable oral pharmacokinetic properties of VT-1161, coupled with the positive interim results we have observed in our ongoing Phase 2b clinical trial, suggest that VT-1161 may be superior to the approved oral therapies with regard to efficacy, safety and dosing convenience and may significantly outperform the approved topical therapies with regard to efficacy and dosing convenience.

Clinical Data

RENOVATE: A Phase 2b Clinical Trial of VT-1161 in Onychomycosis

Trial Overview

We are currently conducting a randomized, double-blind, placebo-controlled, 48-week clinical trial of VT-1161 in patients with DLSO of the large, or great toenail. This clinical trial, which we call RENOVATE (“Restoring Nail: an Oral VT-1161 Tablet Evaluation”), has enrolled 259 patients at 32 sites throughout the United States. Enrollment was completed during the third quarter of 2015, and we expect top-line final data during the fourth quarter of 2016. We expect 60-week follow-up data during the first quarter of 2017. A planned interim analysis, the results of which are presented below, was performed when 107 patients had completed the week 24 visit.

A schematic of the RENOVATE clinical trial design is provided in the figure below:

RENOVATE Trial Design

Patients have been randomized to one of four active arms or placebo in a 1:1:1:1:1 fashion, as follows:

•	Low-dose, 12-week VT-1161 arm - 300 mg once-daily for 14 days, then 300 mg once-weekly for 10 weeks, then matching placebo for 12 weeks

•	High-dose, 12-week VT-1161 arm - 600 mg once-daily for 14 days, then 600 mg once-weekly for 10 weeks, then matching placebo for 12 weeks

•	Low-dose, 24-week VT-1161 arm - 300 mg once-daily for 14 days, then 300 mg once-weekly for 22 weeks

•	High-dose, 24-week VT-1161 arm - 600 mg once-daily for 14 days, then 600 mg once-weekly for 22 weeks

•	Placebo arm - matching placebo regimen for 24 weeks

Key enrollment criteria included patients (i) who were between 18 and 70 years of age, (ii) who had between 25% and 75% involvement of the great toenail, and (iii) who had not received oral antifungal therapy within three months or topical antifungal therapy applied to the foot for at least 30 days prior to screening. Nail involvement of 25–50% is generally considered mild to moderate, while greater nail involvement is considered more severe. Additional inclusion and exclusion criteria were consistent with those of recent clinical trials conducted in patients with onychomycosis.

Patients are being followed for a period of 48 weeks, at which time the primary trial endpoints will be evaluated. These same endpoints will also be evaluated after patients have completed 60 weeks in the clinical trial. Consistent with recent pivotal trials in onychomycosis, the primary efficacy endpoint at week 48 is complete cure of the target toenail, a composite endpoint that includes complete clinical cure (0% nail involvement) and negative mycology (negative fungal culture and negative fungal stain). This endpoint is well validated as the key regulatory endpoint utilized by the FDA for approval of agents for the treatment of onychomycosis and is the same endpoint that we intend to use in our planned Phase 3 clinical trials if our Phase 2b clinical trial is successful.

In addition, we will also evaluate a number of secondary endpoints, including clinical endpoints, mycology endpoints and a composite endpoint, based upon the percentage of patients achieving each of the following:

•	Complete clinical cure;

•	Less than 10% nail involvement;

•	Negative fungal culture;

•	Negative fungal stain;

•	Negative mycology, defined as both negative fungal culture and negative fungal stain; and

•	Less than 10% nail involvement and negative mycology, commonly referred to as “therapeutic success.”

While all of these endpoints are appropriate for the conclusion of the clinical trial, by which time new healthy nail has had sufficient time to grow, we did not include complete cure or complete clinical cure as endpoints in the interim analysis because these endpoints are generally not believed to be achievable within a 24-week timeframe.

Interim Analysis – Overview and Baseline Demographics

We conducted a planned interim analysis when 107 patients had completed the first 24 weeks of the clinical trial. The data were unblinded by treatment arm and included data through each patient’s 24-week visit only. All clinical trial personnel remain blinded with regard to individual patient treatment assignments. For patients who had missing data, a last-observation-carried-forward analysis was utilized. No statistical comparisons were planned or conducted.

All efficacy analyses were conducted on both an intent-to-treat and a per-protocol basis. The intent-to-treat analysis includes all randomized subjects. The per protocol analysis includes all patients who followed the trial protocol in all material respects. Because the results of the per protocol analysis were substantially similar to those of the intent-to-treat analysis, we present the results of the intent-to-treat analysis, which is the more conservative view of the data and is generally the primary basis on which data is evaluated by the FDA.

Key baseline demographics for the patients included in the interim analysis are presented in the table below:

	300 mg/ 12-week	300 mg/ 24-week	600 mg/ 12-week	600 mg/ 24-week	Placebo
Number of Patients	23	23	22	22	17
Mean Age (Years)	48.2	47.8	47.1	48.8	50.8
Gender (% Male)	78%	83%	82%	91%	88%
Race (% Caucasian)	83%	96%	82%	59%	94%
Mean Nail Involvement at Screening	47.4%	47.7%	46.7%	41.8%	43.8%
Mean Number of Affected Toenails at Screening	4.8	4.2	5.0	4.5	4.9

In the pivotal trials for efinaconazole, one of the two recently approved topical agents, the patient population had less severe disease. The mean involvement of the target toenail was 36.7% and 36.3% and the mean number of affected toenails was 2.8 and 2.8 at baseline in the two efinaconazole Phase 3 clinical trials, respectively. Moreover, while our clinical trial enrolled patients with up to 75% involvement of the target toenail, the efinaconazole Phase 3 clinical trials limited involvement of the target toenail to 50% or less. While the mean involvement and mean number of affected toenails was not reported for the tavaborole Phase 3 clinical trials, enrollment was limited to patients with involvement of the target toenail of 60% or less.

Interim Analysis—Clinical and Mycologic Endpoints

There are two important steps that must occur to restore a toenail to its preinfection state. First, the active infection must be eliminated in the nail bed and nail matrix, and second, new nail must be given sufficient time to grow and replace the damaged nail. Since new nail only grows at the rate of approximately one millimeter per month, generally the achievement of a completely clear nail requires at least 36 weeks, and often 48 weeks or longer. As a result, although complete therapeutic cure is the primary endpoint at week 48, this endpoint is rarely achieved by week 24. Consistent with prior clinical trials in patients with onychomycosis, we therefore selected a number of clinical and mycologic endpoints that are generally believed to be indicative of a positive response and which we believe may be predictive of complete cure at week 48.

The data from the more conservative intent-to-treat analysis, which is the same basis on which we will evaluate the final trial results, are summarized in the table below:

Clinical Endpoints at Week 24
	300 mg/ 12-week	300 mg/ 24-week	600 mg/ 12-week	600 mg/ 24-week	Placebo
Mean Change from Baseline in % Nail Involvement	-51.2%	-50.8%	-40.3%	-48.1%	-5.7%
Median Change from Baseline in % Nail Involvement	-66.7%	-58.3%	-37.5%	-60.8%	-16.7%
Nail Involvement ≤ 10%	35%	26%	18%	32%	0%
Therapeutic Success *	13%	17%	9%	9%	0%

*	Mycologic cure and nail involvement ≤ 10%.

Mycologic Endpoints at Week 24
	300 mg/ 12-week	300 mg/ 24-week	600 mg/ 12-week	600 mg/ 24-week	Placebo
Negative Fungal Stain	35%	35%	23%	41%	12%
Negative Dermatophyte Culture	48%	52%	59%	32%	18%
Mycologic Cure *	26%	35%	23%	23%	6%

*	Negative fungal stain and negative dermatophyte culture.

Although not a pre-specified endpoint for the interim analysis, the percentage of patients achieving less than 25% nail involvement was 57%, 56%, 36% and 59% in the four VT-1161 arms (in the same order as presented above) and 12% in the placebo arm.

With regard to both the clinical and mycologic results, three points should be noted. First, with regard to the somewhat lower efficacy results observed in the 600 mg / 12-week arm, we believe this is related to a larger number of patients who discontinued in this arm relative to the low dose arms as well as a lower overall drug compliance rate compared to the other arms. The discontinuations were related to common issues often seen in clinical trials, such as lost-to-follow up, and were generally not attributable to VT-1161. Second, with regard to the lack of a clear dose response, we believe that the plasma and nail drug levels in all treatment regimens tested were sufficiently high such that all arms are active. Therefore, the effects of dose or treatment duration were not readily apparent in the week 24 analysis. Finally, fungal culture will typically become negative prior to the fungal stain becoming negative. This is because the fungal stain can often detect dead fungi, which are unable to grow in culture. Therefore, as expected, the fungal culture results were generally more favorable than the fungal stain results.

While it is difficult to compare results across different clinical trials, we believe that our interim efficacy data, considered in the aggregate, generally compare very favorably to similar interim data at the 24-week time point from several recent clinical trials in onychomycosis. These clinical trials included investigations of the approved oral agent terbinafine, as well as of the recently approved topical agents efinaconazole and tavaborole. The clinical trials also included investigations of posaconazole and albaconazole, which we believe were not developed for onychomycosis beyond Phase 2b clinical trials due, at least in part, to concerns regarding liver toxicity. We have focused our review on these recent clinical trials because they were generally blinded and placebo-controlled, utilized similar inclusion and exclusion criteria and similar clinical trial sites (often the same investigators) to our trial, and employed a central mycology laboratory with state-of-the-art mycology expertise. Data for only certain endpoints were reported for each of these trials at the week-24 time point. These trials include:

•	A Phase 2b clinical trial of posaconazole, with the approved oral agent terbinafine as the active comparator (final data published in 2012): in this trial, terbinafine generated a mycological cure rate of approximately 26% at the week-24 time point, while the mycological cure rates in the posaconazole arms ranged from approximately 3% to approximately 22% at the week-24 time point.

•	A Phase 2b clinical trial of albaconazole (final data published in 2013): in this trial, the mycologic cure rate in the most active albaconazole arm was approximately 12% and the therapeutic success/effective treatment rate (a composite endpoint consisting of mycologic cure and nail involvement of less than 10%) was approximately 4% at the 24-week time point.

•	Two Phase 3 clinical trials of the approved topical agent tavaborole (final data published in 2015): in these trials, approximately 6% and 10% of patients achieved nail involvement of 10% or less at the week-24 time point.

•	Two Phase 3 clinical trials of the approved topical agent efinaconazole (final data published in 2012): in these trials, patients treated with efinaconazole experienced mean reductions from baseline nail involvement of 28.6% and 26.0%, respectively, at the week-24 time point.

In a Phase 3 clinical trial of the approved oral agent itraconazole (final data published in 2013), the percentage of patients treated with itraconazole with nail involvement of less than or equal to 25% was approximately 60% at the week-26 time point, and remained at approximately 60% at the 52-week time point. We believe that the long half-life of VT-1161 may lead to continued improvement beyond that seen at the 24-week time point. Additionally, in contrast to itraconazole, which is associated with liver toxicity, the potential for arrhythmias and significant drug-drug interactions, VT-1161 has shown a favorable safety profile in preclinical studies and clinical trials to date.

Interim Analysis—Pharmacokinetic Data

As for any infectious disease, successful treatment of onychomycosis requires adequate concentrations of the drug at the site of infection. For oral agents, the concentration of drug in the nail unit can generally be correlated to plasma concentrations of the drug. Because VT-1161 has high oral bioavailability and a long plasma half-life, we anticipate that high levels of the drug will persist in the plasma for weeks or even months beyond the completion of dosing. Given the extended treatment period typically required to effectively treat fungal infections in general, and onychomycosis in particular, we believe that the long half-life of VT-1161 is particularly advantageous in the treatment of this infection.

The plasma concentrations of VT-1161 achieved in the four active arms, two of which reflect continued dosing for 12 weeks and two of which reflect continued dosing for 24 weeks, are depicted in the figure below:

Plasma Concentration of VT-1161

At all measured time points, the plasma concentrations of VT-1161 are well above the MIC90 for the most relevant fungal pathogen, T. rubrum (the MIC90 being a measurement of potency against the target organism, reflecting the concentration of VT-1161 required to inhibit the growth of 90% of the T. rubrum strains tested). The plasma concentration of VT-1161 achieved in each active arm is generally much greater than that observed for other oral agents studied for the treatment of onychomycosis, including the approved products terbinafine and itraconazole, as well as posaconazole and albaconazole, for which clinical development for onychomycosis was not pursued beyond Phase 2b. Moreover, because of the long half-life of VT-1161 and based upon pharmacokinetic modeling, we believe that the plasma concentration of the compound will remain well above the MIC90 for T. rubrum throughout the 48-week trial period in all active arms.

The ratio of the average plasma concentration of VT-1161 at week 24 for each treatment arm compared to the T. rubrum MIC90 is provided in the table below:

Average Plasma Concentration / T. rubrum MIC90 Ratio at Week 24

	300 mg/ 12-week		300 mg/ 24-week		600 mg/ 12-week		600 mg/ 24-week
Average Plasma Concentration (µg/mL)	5.39		9.73		10.01		14.17
T. rubrum MIC90 (µg/mL)	0.5		0.5		0.5		0.5
Average Plasma Concentration / T. rubrum MIC90 Ratio	11	x	19	x	20	x	28	x

The ratio of the average concentration of VT-1161 divided by the MIC90 for T. rubrum indicates the extent to which the plasma concentration of VT-1161 exceeds the concentration necessary to prevent the growth of the pathogen. Thus, a high Cave/MIC90 ratio indicates a high likelihood of successfully treating the infection.

Consistent with the high levels observed in the plasma, high levels of VT-1161 in the nail plate were also observed. Drug levels in the nail plate are readily assessed through distal nail clippings, in contrast to drug levels in sites such as the nail bed or the nail matrix where the pathogen primarily resides, but which are difficult to obtain. As a result, drug levels in the nail plate are often used as a surrogate for drug levels in the nail bed and matrix.

Because nail concentration levels of VT-1161 were not collected for all trial participants, we have combined the data for the two 300 mg arms and similarly for the two 600 mg arms. The levels of VT-1161 measured in the nail plate over the first 24 weeks of the trial are illustrated in the figure below:

Toenail Concentration of VT-1161

For the first 12 weeks drug levels in the distal nail plate increase only gradually as the infection is brought under control. During this initial period, drug enters the nail primarily by direct diffusion from the nail bed into the nail plate. However, as is seen with other oral agents, beginning about week 12, the drug levels in the nail plate increase significantly. This is generally a result of growth of healthy nail, into which drug is better able to diffuse, as well as direct incorporation of drug into new nail during its formation in the nail matrix. The nail concentrations of VT-1161 achieved by week 24 are generally much greater than those observed for other oral agents that have been studied in onychomycosis, including terbinafine, itraconazole and posaconazole.

By week 12, the nail concentration levels of VT-1161 surpass the MIC90 for T. rubrum and are well above the MIC90 by week 24. Because of the projected sustained VT-1161 plasma levels (due to VT-1161’s long half-life), we expect that nail concentration levels will also be well maintained throughout the 48-week trial period. This is in contrast to currently available oral agents, such as terbinafine, for which plasma levels generally decline shortly after completion of dosing and nail concentration levels therefore also decline, although at a more gradual rate. We believe that this contributes to the limited efficacy seen with terbinafine and itraconazole.

The ratio of the average nail concentration of VT-1161 at week 24 compared to the MIC90 for T. rubrum for the combined 300 mg arms and combined 600 mg arms is provided in the table below:

Nail Concentration Level / T. rubrum MIC90 Ratio at Week 24

	300 mg arms		600 mg arms
Nail Concentration Level (µg/g of nail)	3.93		7.61
T. rubrum MIC90 (µg/mL)	0.5		0.5
Nail Concentration Level / T. rubrum MIC90 Ratio	8	x	15	x

The ratio of the average nail concentration level of VT-1161 divided by the MIC90 for T. rubrum indicates the extent to which the nail concentration level of VT-1161 exceeds the concentration necessary to prevent the growth of the pathogen. Thus, a high nail concentration level/MIC90 ratio indicates a high likelihood of successfully treating the infection.

Interim Analysis—Safety Data

The safety of VT-1161 in the interim analysis population through the week 24 visit was assessed via adverse event reporting and focused laboratory assessments, with a particular emphasis on liver function. Considered in aggregate, the data demonstrated that VT-1161 was well tolerated with a favorable safety profile. In particular, there was no evidence of an adverse effect of VT-1161 on liver function.

A summary of the adverse events reported in the interim analysis population through the week 24 visit is provided in the table below:

Summary Table of Adverse Events

	300 mg/ 12-week	300 mg/ 24-week	600 mg/ 12-week	600 mg/ 24-week	Placebo
Any Treatment Emergent Adverse Event	9 (39%)	8 (35%)	8 (36%)	14 (64%)	8 (47%)
Any Drug-Related Treatment Emergent Adverse Event	2 (9%)	1 (4%)	2 (9%)	2 (9%)	1 (6%)
Any Serious Adverse Event	1 (4%)	1 (4%)	0 (0%)	0 (0%)	0 (0%)
Any Drug-Related Serious Adverse Event	0 (0%)	0 (0%)	0 (0%)	0 (0%)	0 (0%)
Discontinued Drug Due to Adverse Event	0 (0%)	1 (4%)	0 (0%)	2 (9%)	0 (0%)

With regard to all adverse events reported and adverse events considered treatment related by the blinded investigator, the results are generally balanced across the four active arms and the placebo arm. Most reported adverse events were not considered by the blinded investigator to be related to VT-1161. Two patients, one each in the low-dose 12-week arm and the low-dose 24-week arm, experienced serious adverse events, neither of which was considered related to VT-1161 by the blinded investigator. The patient in the low-dose 12-week arm had a history of osteoarthritis of the hip and was hospitalized for an elective right hip replacement. The patient in the low-dose 24-week arm had known risk factors for embolic disease of smoking and a positive family history and experienced a pulmonary embolism and subsequent arterial injury. Both patients remained in the trial. Three patients discontinued VT-1161 due to adverse events, one in the low-dose 24-week arm who reported tingling in both feet and two in the high-dose 24-week arm who reported nausea. No patient discontinued the trial due to a laboratory abnormality.

Adverse events that were reported by four or more patients across the five trial arms included upper respiratory tract infection, diarrhea, nausea and contact dermatitis. With the exception of nausea, which was reported more frequently in the VT-1161 arms, the adverse events were generally balanced in frequency across the VT-1161 and placebo arms.

No patient experienced a Grade 3 or greater increase in aspartate transaminase, or AST, alkaline phosphatase, total bilirubin or direct bilirubin, all indicators of liver function. Two patients, one each in the low-dose 12-week arm and the low-dose 24-week arm, experienced a Grade 3 increase in alanine transaminase, or ALT, also an indicator of liver function, each at a single time point. The patient in the low-dose 12-week arm had a Grade 2 elevation of ALT at baseline that remained elevated and subsequently increased to Grade 3 at week 24. The patient in the low-dose 24-week arm was the patient with pulmonary embolism mentioned above. The Grade 3 elevation occurred at the week 12 visit, which was only several days after discharge from the hospital. By the week 24 visit, the ALT had normalized while still on VT-1161.

In summary, VT-1161 was well tolerated across all treatment arms through week 24, with no evidence of dose-limiting toxicity. In addition, there was no evidence of the safety liabilities that are common to other antifungals, such as the adverse liver effects that have been reported with terbinafine and itraconazole.

Phase 2a Proof of Concept Trial

We previously conducted a Phase 2a clinical trial of oral VT-1161 in patients with moderate-to-severe interdigital tinea pedis, commonly known as athlete’s foot. The primary goal of this trial was to establish proof of concept that VT-1161 was clinically active in treating human infections due to dermatophytes and had a favorable safety profile. The dermatophyte pathogens are typically the same in patients with tinea pedis as in patients with onychomycosis. We designed this trial as an exploratory, dose-ranging, proof-of-concept trial and, as such, it was not powered to demonstrate efficacy with statistical significance.

We enrolled 50 patients across three VT-1161 dose arms and a placebo arm. Marketed agents are typically dosed for 14 days in this indication. The dose arms in this trial were as follows:

•	Low-dose VT-1161 arm—200 mg once daily for four days, then 50 mg once daily for 10 days

•	Mid-dose VT-1161 arm—600 mg once daily for four days, then 150 mg once daily for 10 days

•	High-dose VT-1161 arm—600 mg twice daily for four days, then 300 mg once daily for 10 days

•	Placebo arm—Matching placebo regimen for 14 days

Patients with interdigital tinea pedis were enrolled in the trial based upon an assessment of six clinical signs and symptoms, each graded on a scale from 0 (absent) to 3 (severe), in accordance with published FDA guidance documents. Patients must have had a cumulative clinical severity score of at least 6 and a positive fungal stain at baseline. On Day 42, we conducted a test-of-cure visit at which both clinical and mycologic endpoints were evaluated. Effective clinical cure was defined as a total severity score less than or equal to two and no single score greater than one. Mycologic cure was defined as both a negative fungal culture and a negative fungal stain. Effective therapeutic cure was defined as both effective clinical cure and mycologic cure at Day 42.

Results with respect to these endpoints are provided in the table below:

Efficacy Parameters at Day 42 Test-of-Cure Visit

	Low-Dose Arm	Mid-Dose Arm	High-Dose Arm	Placebo Arm
Number of Patients	12	12	14	12
Mycologic Cure(1)	67%	42%	50%	25%
Effective Clinical Cure(2)	67%	58%	79%	33%
Effective Therapeutic Cure(3)	42%	42%	50%	0%

(1)	Negative culture and fungal stain for dermatophytes.
(2)	Total tinea pedis severity score ≤ 2.
(3)	Requires both effective clinical cure and mycologic cure.

Through the test-of-cure visit on day 42, VT-1161 was well tolerated with no serious adverse events reported and demonstrated a favorable safety profile. One patient in the high-dose VT-1161 arm discontinued treatment due to a rash, which developed shortly after the initiation of VT-1161 dosing and resolved rapidly after administration of an antihistamine. The most commonly reported adverse events included influenza and back pain, however, these were not considered related to VT-1161 by the blinded investigator. There were no clinically relevant changes noted in vital signs, physical exam findings, electro-cardiograms, or chemistry, hematology or urinalysis parameters.

Planned Phase 3 Clinical Program for Onychomycosis

If the final results of our current Phase 2b clinical trial in onychomycosis are successful, we intend to conduct two identical Phase 3 clinical trials to support the potential filing of a New Drug

Application, or NDA. Although details of the design of these trials will only be decided following discussions with the FDA, we expect that we will enroll approximately 1,000 patients in each trial utilizing sites in the United States, Canada, Japan and possibly Europe. We also expect that all critical inclusion and exclusion criteria and key endpoints, including the primary efficacy endpoint of complete cure of the target toenail, will be substantially similar to those that we are employing in our ongoing Phase 2b onychomycosis clinical trial. We intend to select one dose regimen for evaluation in our Phase 3 clinical trials, and expect to utilize a 3:1 or 4:1 randomization ratio of VT-1161 to placebo. We currently anticipate holding an end-of-phase 2 meeting with the FDA and initiating enrollment for the planned Phase 3 clinical trials during the first half of 2017.

VT-1161 for Recurrent Vulvovaginal Candidiasis

In addition to onychomycosis, we are also developing VT-1161 for the treatment of RVVC, a common mucosal infection. We are not aware of any approved therapies in the United States for RVVC. VT-1161 has several properties that have been optimized for the treatment of RVVC, including high potency against Candida species, a long half-life and a broad therapeutic index. Interim results from our Phase 2b clinical trial in patients with RVVC, presented below, suggest that VT-1161 may provide for a highly effective treatment for RVVC.

Disease Overview

During their lifetime, approximately 75% of women will experience at least one episode of AVVC, commonly referred to as a vaginal yeast infection. Typically these infections are easily managed and do not present a significant medical issue. However, some women will experience multiple infections within a relatively short period of time. These women suffer from RVVC, which is defined as the occurrence of three or more episodes of AVVC within a 12-month period. RVVC is estimated to occur in 5% to 8% of women in the United States during their child-bearing years.

The infection involves the vaginal mucosa and surrounding tissues and can be a source of significant discomfort. RVVC is ranked by patients above migraine and similar to asthma and chronic obstructive pulmonary disease with regard to its negative impact on quality of life. RVVC also results in a significant loss of work time, estimated at approximately 33 hours per year for a typical patient. While risk factors for RVVC are generally not well understood, diabetic patients are particularly prone to this condition. RVVC is caused by various Candida species, the most common of which is Candida albicans. Candida glabrata and Candida tropicalis are also common causative agents.

Current Therapies and Limitations

Despite the high prevalence of RVVC, we believe there are currently no agents approved in the United States for the treatment of patients with this condition. Consequently, patients with RVVC are managed by treating each acute infection as it occurs with a topical antifungal agent or oral fluconazole. While acute infection with Candida albicans usually responds to these agents, infections caused by Candida glabrata or Candida tropicalis are often more resistant and difficult to treat.

For patients with RVVC, chronic treatment with oral fluconazole given once weekly may be prescribed, even though fluconazole is not approved in the United States for this use. While fluconazole is effective in preventing recurrences while it is being dosed, it is not effective in preventing recurrences after dosing is stopped. We believe that the high relapse rate following the completion of dosing is due to the relatively low potency and short half-life of fluconazole. Moreover, there is significant concern regarding the chronic use of fluconazole in women of child-bearing age due to its Category D pregnancy warning and other safety issues. A Category D pregnancy warning indicates that there is positive evidence of human fetal risk based on adverse reaction data from investigational or marketing experience or studies in humans, but that the potential benefits from the use of the drug in pregnant women may be acceptable despite its potential risks.

Our Solution

In preclinical studies, VT-1161 has demonstrated highly potent and broad spectrum activity against Candida species, the causative agent in RVVC, including Candida albicans, Candida glabrata, Candida tropicalis and fluconazole-resistant strains of Candida. In clinical trials, VT-1161 has demonstrated a very long half-life (estimated at over 1,000 hours), which may facilitate the chronic treatment of RVVC with a once-weekly dosing regimen. Moreover, in both preclinical studies and clinical trials conducted to date, VT-1161 has demonstrated a favorable safety profile. We believe that the high degree of potency, broad therapeutic index and favorable oral pharmacokinetic properties of VT-1161, coupled with the positive interim results we have observed in our ongoing Phase 2b clinical trial, suggest that VT-1161 may provide for highly effective therapy to prevent recurrent infection in patients with RVVC.

Clinical Data

REVIVE: A Phase 2b Clinical Trial of VT-1161 in Recurrent Vulvovaginal Candidiasis

Trial Overview

We are currently conducting a randomized, double-blind, placebo-controlled, 48-week clinical trial of VT-1161 in patients with RVVC. This trial, which we call REVIVE (“REcurrent Vulvovaginal Candidiasis Inhibition: an Oral VT-1161 Tablet Evaluation”), has enrolled 215 patients at 32 sites throughout the United States. Enrollment was completed during the fourth quarter of 2015, with top-line final data expected during the fourth quarter of 2016. A planned interim analysis, the results of which are presented below, was performed when 115 patients had completed the week 24 visit.

A schematic of the trial design is provided in the figure below:

REVIVE Trial Design

Patients were eligible to enroll in the trial if they had a documented history of RVVC and presented to the physician with an AVVC infection. Prior to being randomized, patients were initially treated with fluconazole to resolve the active infection. Patients returned to the investigator approximately two weeks later, and if the active infection was clinically resolved (with resolution defined as a clinical score of two or less on an 18-point scale assessing signs and symptoms), they were then randomized to one of four active treatment arms or placebo in a 1:1:1:1:1 fashion, as follows:

•	Low-dose, 12-week VT-1161 arm - 150 mg once-daily for 7 days, then 150 mg once-weekly for 11 weeks, then matching placebo for 12 weeks

•	High-dose, 12-week VT-1161 arm - 300 mg once-daily for 7 days, then 300 mg once-weekly for 11 weeks, then matching placebo for 12 weeks

•	Low-dose, 24-week VT-1161 arm - 150 mg once-daily for 7 days, then 150 mg once-weekly for 23 weeks

•	High-dose, 24-week VT-1161 arm - 300 mg once-daily for 7 days, then 300 mg once-weekly for 23 weeks

•	Placebo arm - Matching placebo regimen for 24 weeks

Key enrollment criteria included women (i) who were between 18 and 65 years of age, (ii) who had a history of RVVC, defined as the occurrence of three or more episodes of AVVC during the preceding 12 months, and who presented with an acute infection, and (iii) who had not received oral antifungal therapy for at least four weeks or topical antifungal therapy applied to the vulvovaginal area for at least seven days prior to screening.

Patients are being followed for a period of 48 weeks, at which time the primary trial endpoints will be evaluated. The primary efficacy endpoint is the proportion of subjects with one or more culture-verified AVVC episodes through week 48. A secondary efficacy endpoint is the time to first recurrence of a culture-verified AVVC episode. We believe that these will be the key regulatory endpoints utilized by the FDA for approval of agents for the treatment of RVVC based on the design of published precedent studies of RVVC. We also evaluated both of these endpoints as part of the interim analysis discussed below. These are also the same endpoints that we intend to use in our planned Phase 3 clinical trials if our Phase 2b clinical trial is successful.

Interim Analysis—Overview and Baseline Demographics

We conducted a planned interim analysis when 115 patients had completed the first 24 weeks of the trial. The data were unblinded by treatment arm and included data through each patient’s 24-week visit only. All trial personnel remain blinded with regard to individual patient treatment assignments. For patients who had missing data, a last-observation-carried-forward analysis was utilized. No statistical comparisons were planned or conducted.

All efficacy analyses were conducted on the intent-to-treat population, which includes all patients who were randomized and is the same basis on which we will evaluate the final trial results. We did not conduct a per protocol analysis of the interim data. The safety analyses were conducted on the safety population, which includes all patients who were randomized and took at least one dose of trial drug.

Key baseline demographics for the patients included in the interim analysis are presented in the table below:

Baseline Demographics

	150 mg/ 12-week	150 mg/ 24-week	300 mg/ 12-week	300 mg/ 24-week	Placebo
Number of Patients (N)	21	22	23	24	25
Mean Age (Years)	32.6	36.4	36.2	31.6	36.3
Race (% Caucasian)	71.4%	72.7%	65.2%	58.3%	48.0%
Mean Number of AVVC Episodes in Past 12 Months	4.8	4.8	4.5	4.9	6.0

These baseline parameters are generally similar across the trial arms, with a modestly lower percentage of Caucasian patients and a modestly greater mean number of episodes of AVVC during the prior 12 months in the placebo arm. We do not believe that these variances in demographics between the treatment arm and the placebo affected the validity of the data.

Interim Analysis—Clinical Endpoints

The clinical endpoint data from the interim analysis are summarized in the table below:

Clinical Endpoints at Week 24

	150 mg/ 12-week	150 mg/ 24-week	300 mg/ 12-week	300 mg/ 24-week	Placebo
Culture-Verified AVVC Infection	4.8%	9.1%	0%	0%	48.0%
25% Percentile Time to Recurrence	*	*	*	*	7.7 weeks

*	Not reached.

Across the four VT-1161 treatment arms, only 3% of the patients suffered a recurrence of AVVC through week 24 compared to 48% of patients in the placebo arm. Moreover, no patients in either of the VT-1161 high-dose arms experienced a recurrence. Three patients experienced a recurrence in the low dose arms, one in the 12-week arm and two in the 24-week arm. Each of the patients treated with VT-1161 who had a recurrence experienced it within the first two weeks of the trial. We believe that the explanation for these recurrences could be that VT-1161 had not yet reached a therapeutic concentration at the site of infection.

A Kaplan-Meier plot illustrating recurrence by treatment arm is provided below. The Kaplan-Meier analysis is a common way of presenting recurrence data in which the actual time point of each patient’s first recurrence, as well as the cumulative recurrence rates, are plotted visually over time.

Recurrence during first 24 weeks

Data for VT-1161 in the REVIVE trial compares very favorably with data for fluconazole in the largest previous trial of patients with RVVC, which was published in The New England Journal of Medicine in 2004. In this prior trial, although fluconazole was generally effective in treating RVVC during the six-month dosing period, after fluconazole dosing was stopped, patients experienced considerable recurrences over time, with a 27% relapse rate during the three months following the completion of dosing. As demonstrated in the interim analysis, VT-1161 was far more effective in preventing recurrence following the completion of dosing, with no recurrences reported during the three months following the 12-week dosing period in either of the VT-1161 12-week arms. We believe that the ability of VT-1161 to prevent recurrences for long periods following the completion of dosing is due to the long half-life and high potency of VT-1161.

Interim Analysis—Pharmacokinetic Data

As for any infectious disease, successful treatment of RVVC requires adequate concentrations of the drug at the site of infection. Because VT-1161 has high oral bioavailability, a long plasma half-life, and excellent penetration into the vaginal mucosa as determined in preclinical models, we anticipate that high levels of the drug will persist for long periods beyond the completion of dosing. We believe that the long half-life of VT-1161, coupled with its very high potency against C. albicans, is particularly advantageous in the treatment of RVVC.

The plasma concentrations of VT-1161 achieved in the four active arms, two of which reflect continued dosing for 12 weeks and two of which reflect continued dosing for 24 weeks, are depicted in the figure below:

Plasma Concentration of VT-1161

At all measured time points, the plasma concentrations of VT-1161 are well above the MIC90 for the most relevant fungal pathogen, C. albicans (the MIC90 being a measurement of potency against the target organism, reflecting the concentration of VT-1161 required to inhibit the growth of 90% of the C. albicans strains tested). Moreover, because of the long half-life of VT-1161 and based upon pharmacokinetic modeling, we believe that the plasma concentration of the compound will remain well above the MIC90 for C. albicans throughout the 48-week trial period in all active arms.

The ratio of the average plasma concentration of VT-1161 at week 24 for each treatment arm compared to the C. albicans MIC90 is provided in the table below:

Week 24 Plasma PK/MIC Comparisons

	150 mg/ 12-week		150 mg/ 24-week		300 mg/ 12-week		300 mg/ 24-week
Week 24 Cave (µg/mL)	1.84		3.68		4.70		7.59
C. albicans MIC90 (µg/mL)	0.002		0.002		0.002		0.002
Cave/MIC ratio	920	x	1840	x	2350	x	3795	x

The ratio of the average concentration of VT-1161 divided by the MIC90 for C. albicans indicates the extent to which the plasma concentration of VT-1161 exceeds the concentration necessary to prevent the growth of the pathogen in vitro. Thus, a high Cave/MIC90 ratio indicates a high likelihood of successfully preventing recurrence of infection.

Interim Analysis—Safety Data

The safety of VT-1161 in the interim analysis population through the week 24 visit was assessed via adverse event reporting and focused laboratory assessments, with a particular emphasis on liver function. Considered in aggregate, the data was consistent with that from the RENOVATE trial and demonstrated that VT-1161 was well tolerated with a favorable safety profile. In particular, there was no evidence of an adverse effect of VT-1161 on liver function.

A summary of the adverse events reported in the interim analysis population through the week 24 visit is provided in the table below:

Summary of Adverse Events—Safety Population

	150 mg/ 12-week	150 mg/ 24-week	300 mg/ 12-week	300 mg/ 24-week	Placebo
Any Treatment-Emergent Adverse Event	10 (48%)	14 (64%)	15 (68%)	11 (46%)	18 (72%)
Any Related Treatment-Emergent Adverse Event	2 (10%)	3 (14%)	2 (9%)	2 (8%)	3 (12%)
Any Serious Adverse Event	1 (5%)	0 (0%)	1 (5%)	1 (4%)	0 (0%)
Any Related Serious Adverse Event	0 (0%)	0 (0%)	0 (0%)	0 (0%)	0 (0%)
Discontinued Drug Due to Adverse Event	0 (0%)	0 (0%)	0 (0%)	0 (0%)	0 (0%)

With regard to all adverse events reported and adverse events considered treatment related by the blinded investigator, the results are generally balanced across the four active arms and the placebo arm. Most reported adverse events were not considered by the blinded investigator to be related to VT-1161. Three patients experienced serious adverse events, none of which were considered related to VT-1161 by the blinded investigator. The serious adverse events included acute pancreatitis in a patient with a past history of similar episodes, appendicitis and viral meningitis. No patient discontinued the trial due to an adverse event. No patient discontinued the trial due to a laboratory abnormality.

Adverse events that were reported by four or more patients across the five trial arms included abdominal distention, constipation, bacterial vaginosis, nasopharyngitis, sinusitis, upper respiratory tract infection, urinary tract infection, back pain, headache, vulvovaginal burning sensation and vulvovaginal discomfort. With the exception of abdominal distention, which was reported more frequently in the VT-1161 arms, the adverse events were generally balanced in frequency across the VT-1161 and placebo arms.

No patient experienced a Grade 3 or greater increase in alkaline phosphatase, total bilirubin or direct bilirubin. Two patients, one each in the high-dose 12-week arm and the high-dose 24-week arm, experienced a Grade 3 or greater increase in ALT and AST, each at a single observation. One patient in the placebo group also experienced a Grade 3 or greater increase in ALT at a single observation.

The patient in the high-dose 12-week arm had a Grade 2 elevation of ALT and AST at baseline that remained elevated and subsequently increased to Grade 3 only at week 4. The patient in the high-dose 24-week arm had an elevated ALT and AST at week 8 that was associated with a markedly increased plasma creatine kinase level, an enzyme derived from muscle. By week 12, all values had normalized and remained normal through week 24. The concurrent increase in ALT, AST and creatine kinase were felt by the investigator and medical monitor to be due to vigorous exercise and not indicative of liver effects. The patient in the placebo group had a normal ALT at baseline, which increased to Grade 3 at day 7 but subsequently returned to normal levels.

In summary, VT-1161 was well tolerated across all treatment arms through week 24, with no evidence of dose-limiting toxicity. In addition, there was no evidence of the safety liabilities that are common to other antifungals, such as the adverse liver effects that have been reported with fluconazole.

Planned Phase 3 Clinical Program for RVVC

If the final results of our current Phase 2b clinical trial in RVVC are successful, we intend to conduct two identical Phase 3 clinical trials to support the potential filing of an NDA. Although details of the design of these trials will only be decided following discussions with the FDA, we expect that we will enroll approximately 300-400 patients in each clinical trial utilizing sites in the United States, Europe, Canada and Japan. We also expect that the primary endpoint, namely the proportion of subjects with one or more culture-verified AVVC episodes through week 48, will be substantially similar to our ongoing Phase 2b RVVC clinical trial. We intend to select one dose regimen for evaluation in our planned Phase 3 clinical trials, and expect to utilize a 1:1 randomization ratio of VT-1161 to placebo. Given that VT-1161 exposures in our planned Phase 3 clinical trials for onychomycosis are expected to be greater than those for our planned Phase 3 clinical trials in RVVC, we anticipate that we will reference the safety data from our planned Phase 3 onychomycosis trials to support a supplemental NDA filing for VT-1161 for RVVC. We currently anticipate holding an end-of-phase 2 meeting with the FDA in the first half of 2017 and initiating enrollment for the planned Phase 3 clinical trials during the second half of 2017.

Phase 2a Proof-of-Concept Trial in Patients with Acute Vulvovaginal Candidiasis

We previously conducted a Phase 2a clinical trial of VT-1161 in patients with moderate-to-severe AVVC. Our goal was to establish proof of concept that VT-1161 was safe and clinically active in treating AVVC with an overall cure rate generally comparable to that of fluconazole. We designed this trial as an exploratory, dose-ranging, proof-of-concept trial and, as such, it was not powered to demonstrate efficacy with statistical significance.

We enrolled 55 patients across three VT-1161 dose arms and an active comparator arm that received fluconazole, the standard of care for AVVC. Fluconazole was dosed in accordance with its approved labeling. The dose arms in this Phase 2a clinical trial were as follows:

•	Low-dose VT-1161 arm—300 mg once daily for three days

•	Mid-dose VT-1161 arm—600 mg once daily for three days

•	High-dose VT-1161 arm—600 mg twice daily for three days

•	Fluconazole arm—150 mg as a single dose followed by matching placebo for two days

Patients with suspected AVVC were enrolled in the trial based upon an assessment of six clinical signs and symptoms, each graded on a scale from 0 (absent) to 3 (severe), in accordance with published FDA guidance documents. Patients must have had a cumulative clinical severity score of at least 6 and a positive fungal stain at baseline. On Day 28, we conducted a test-of-cure visit at which both clinical and mycologic endpoints were evaluated. Effective clinical cure was defined as a total severity score less than or equal to one. Mycologic cure was defined as a negative fungal culture. Effective therapeutic cure was defined as both effective clinical cure and mycologic cure.

Results with respect to effective therapeutic cure are provided below:

Efficacy Parameters at Day 28 Test-of-Cure Visit

	Low-Dose Arm	Mid-Dose Arm	High-Dose Arm	Fluconazole Arm
Number of Patients	14	12	14	15
Mycologic Cure(1)	100%	92%	93%	73%
Effective Clinical Cure(2)	71%	92%	93%	93%
Effective Therapeutic Cure(3)	71%	83%	86%	73%

(1)	Negative fungal culture and negative fungal stain.
(2)	Total severity score ≤ 1.
(3)	Requires both effective clinical cure and mycologic cure.

In addition, we followed patients for a period of six months to evaluate the long-term mycologic response. The results of this analysis are shown below:

Patients Maintaining Negative Fungal Culture and Stain Through Six-Month Follow-up

	Low-Dose Arm	Mid-Dose Arm	High-Dose Arm	Fluconazole Arm
Number of Patients	14	12	12	15
Percentage Recurrence-Free	100%	92%	100%	54%

As illustrated in the table above, with the exception of one patient in the mid-dose VT-1161 arm, all patients in the VT-1161 dose arms maintained negative mycology for the entire six-month follow-up period. This was in marked contrast to the fluconazole arm, in which only approximately half of the patients maintained negative mycology throughout the six month follow-up period.

Through the test-of-cure visit on Day 28, VT-1161 was well tolerated with no serious adverse events reported and no discontinuations related to an adverse event. The most commonly reported adverse events included nausea, bacterial vaginitis, urinary tract infection and nasopharyngitis. However, other than nausea, these were not generally considered related to VT-1161 by the blinded investigator. There were no clinically relevant changes noted in vital signs, physical exam findings, electrocardiograms, or chemistry, hematology or urinalysis parameters.

VT-1161 Phase 1 Clinical Trials

We previously completed single-ascending dose and multiple-ascending dose Phase 1 clinical trials of VT-1161 in a total of 96 healthy volunteers. In these clinical trials, we tested oral doses ranging from a single 5 mg dose to a 320 mg dose administered once daily for a period of seven days. In both clinical trials, VT-1161 was well tolerated and demonstrated a favorable safety profile, with no serious adverse events reported. At the 320 mg dose given once daily for seven days, a peak plasma concentration of approximately 3.3 µg/mL was achieved, which was well above the expected therapeutic concentration of approximately 1.0 µg/mL based on multiple preclinical models. In addition, toenail clippings and skin biopsies generally revealed comparable penetration of VT-1161 into these tissues as compared to terbinafine.

VT-1161 Preclinical Safety and Toxicology Data

We have studied the safety profile of VT-1161 in a broad range of preclinical models conducted according to Good Laboratory Practice, or GLP, standards. In standard safety pharmacology studies to assess the acute effects of VT-1161 on the cardiovascular, respiratory and central nervous systems, no effects of VT-1161 were noted up to the highest doses tested. In vitro testing against human ether-a-go-go related gene, or hERG, indicated a low potential for QT prolongation, which is a measure of delayed ventricular repolarisation. In standard tests to assess for genotoxicity potential, there was no evidence that VT-1161 is genotoxic.

We have also conducted in vitro studies according to FDA guidelines to assess the potential for VT-1161 to cause drug-drug interactions. There was a potential, albeit slight, risk of drug-drug interactions due to inhibition of CYP3A4. We plan to directly assess this in a Phase 1 human drug interaction clinical trial to be conducted during the first half of 2016. There was no evidence that VT-1161 had any effect on other important human drug-metabolizing enzymes such as CYP2C9 or CYP2C19.

We have also studied the safety of VT-1161 in standard toxicology studies conducted in dogs and rats. In these studies, daily doses of VT-1161 were given for up to nine months in dogs and for up to six months in rats. In the nine-month dog trial, VT-1161 was well tolerated at doses that led to plasma exposures well above the anticipated clinical exposure range. In the six-month rat trial, VT-1161 primarily affected the liver. Liver organ weight and liver cell size increases were noted and were reversed following VT-1161 withdrawal. Increases in liver weights and liver cell size may be common manifestations of a process termed metabolic adaptation, which is a rat-specific response to a wide range of agents. Only one liver enzyme, ALT, was moderately and reversibly elevated at high VT-1161 exposures. An expert panel of toxicologists recently concluded that, as a general rule, changes in the rat liver due to metabolic adaptation do not predict toxicity in humans.

VT-1129 for Cryptococcal Meningitis

VT-1129 is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies. We are developing VT-1129 for the treatment of cryptococcal meningitis, a life-threatening fungal infection of the central nervous system. In multiple preclinical models, VT-1129 has demonstrated robust activity against the causative agent of this illness, driven by both its inherent potency as well as its ability to penetrate the blood-brain barrier. We are currently conducting a Phase 1 single-ascending dose, or SAD, clinical trial in healthy volunteers and expect results during the second quarter of 2016. Following the SAD trial, we plan to conduct a Phase 1 multiple-ascending dose, or MAD, clinical trial. In collaboration with the Mycoses Study Group, or MSG, a highly regarded consortium of thought leaders in this field, we are designing a Phase 2 clinical trial in patients with cryptococcal meningitis that we expect to commence during the first half of 2017 if our Phase 1 clinical trials are successful.

Disease Overview

Cryptococcal meningitis is a life-threatening fungal infection of the membranes covering the brain and spinal cord. The primary pathogens causing cryptococcal meningitis are Cryptococcus neoformans and Cryptococcus gattii. The infection occurs most often in immunocompromised patients such as HIV patients, transplant recipients and oncology patients. Cryptococcal meningitis is characterized by the subacute onset of symptoms related to the central nervous system, such as fever, headache, neck stiffness, light sensitivity, nausea and vomiting, mental status changes and seizures. The disease is fatal without treatment.

An estimated 3,400 hospitalizations related to cryptococcal meningitis occur annually in the United States. However, the disease is widespread in the developing world due to the high incidence of HIV infection and AIDS, with approximately one million cases occurring each year. According to the Centers for Disease Control and Prevention, or CDC, the greatest burden of cryptococcal meningitis occurs in sub-Saharan Africa. In this and other regions where standard therapies such as intravenous amphotericin B are not commonly available, fluconazole monotherapy is the most widely used treatment regimen because it has activity against the pathogen, is orally available, and unlike the other triazoles is able to penetrate the central nervous system. However, fluconazole monotherapy is suboptimal with respect to treatment outcomes.

Over the past several decades a small but increasing number of cases of cryptococcal pneumonia and meningitis caused by Cryptococcus gattii have been reported in the Pacific Northwest region of the United States. A particular concern is that many of these infections have occurred in otherwise healthy individuals with a normal immune system.

Current Therapies and Limitations

Standard therapy for cryptococcal meningitis in developed countries consists of three phases. The first phase, termed induction therapy, consists of the intravenous administration of amphotericin B and oral flucytosine, typically for two weeks. During the second phase, termed consolidation therapy, patients receive high doses of oral fluconazole for a period of several weeks. Because of the difficulty of eradicating the infection, the final phase, termed maintenance therapy, consists of long-term treatment with lower doses of oral fluconazole, usually for a period of several months. Despite access to current antifungal agents, the three month mortality rate of cryptococcal meningitis can range up to 21% in medically developed countries. In less developed countries, where the mainstay of treatment is oral fluconazole monotherapy, mortality rates are estimated to be as high as 55 – 70%.

In addition to the persistently high mortality rate, treatment with amphotericin B and flucytosine also results in significant toxicity. The early formulations of amphotericin B were highly toxic to the kidneys, and renal impairment was a common complication of therapy. Newer lipid-based formulations, such as AmBisome, have reduced the degree of renal toxicity, but this side effect remains a significant concern. Amphotericin B can also cause liver toxicity and anemia, as well as serious cardiac arrhythmias. The drug is also very difficult to administer, with acute reactions characterized by fever, rigors and other flu-like symptoms occurring commonly. Because of both toxicity and poor tolerability, amphotericin B can rarely be administered at the recommended dose and frequency, thus limiting the efficacy of treatment. Despite its toxicities and limitations, AmBisome accumulated sales of over $450 million worldwide in 2014. Flucytosine usage is also constrained by a number of dose-limiting side effects, including anemia, decreased white blood cell count and decreased platelet count. Additionally, flucytosine can cause liver and gastrointestinal toxicity.

Our Solution

VT-1129 has demonstrated a therapeutic profile that is particularly well suited to treat cryptococcal meningitis, including a high degree of potency against Cryptococcus species, a favorable pharmacokinetic profile, including the ability to achieve high concentrations within the central nervous system, and robust activity in preclinical models. To our knowledge, VT-1129 is the only antifungal agent to have demonstrated the ability to completely eradicate the fungal pathogen that causes cryptococcal meningitis from the central nervous system in preclinical studies. Due to the low incidence of cryptococcal meningitis in the United States, the FDA has granted VT-1129 orphan drug designation. Additionally, VT-1129 has been designated a QIDP by the FDA, and thus qualifies for regulatory incentives provided by the Generating Antibiotic Incentives Now Act, or GAIN Act. These potential incentives include Fast Track status, reimbursement for certain research and development expenses and an additional five years of regulatory exclusivity. Although not currently designated as a neglected tropical disease, cryptococcal meningitis shares many of the characteristics of other diseases that are currently on the list of such illnesses, such as tuberculosis. If cryptococcal meningitis were to be added to the current list, VT-1129 may qualify for the award of a priority review voucher, or PRV, if it is successfully developed and receives marketing approval for this indication. We have commenced efforts to request that the FDA add cryptococcal meningitis to the list of neglected tropical diseases.

Phase 1 Clinical Trials

Based upon the favorable results obtained in our preclinical studies, we initiated our ongoing SAD clinical trial of VT-1129 in healthy volunteers in the United States during the fourth quarter of

2015. The placebo-controlled SAD clinical trial is enrolling cohorts at increasing dose levels, beginning at a single dose of 10 mg, and is being conducted on a blinded basis. Each cohort is to consist of six volunteers who receive VT-1129 and two volunteers who receive placebo. The data from each cohort will be evaluated by a safety review committee prior to enrollment of the next successive cohort. We expect to report the results of the SAD clinical trial and to initiate our planned MAD clinical trial in healthy volunteers in mid-2016. The MAD clinical trial will involve administering daily doses of either VT-1129 or placebo over a 14-day period to healthy volunteers. The starting dose for the MAD clinical trial will be determined following review of the data from the SAD clinical trial. We expect to complete the MAD clinical trial in the fourth quarter of 2016. The Phase 1 trial of VT-1129 is currently under partial clinical hold by the FDA. As a result, we are required to submit safety and pharmacokinetic data after each dosing cohort and receive approval from the FDA prior to proceeding to the next dosing cohort. The partial clinical hold is in response to certain changes that were observed in the rat toxicology studies of VT-1129 described below.

Beyond the Phase 1 program, we are currently designing an international Phase 2 clinical trial in patients with cryptococcal meningitis in conjunction with MSG. Although we expect that this clinical trial will include sites in the United States, the majority of the patients enrolled will likely be from international sites, including sites in Southeast Asia and Africa, given the high prevalence of cryptococcal meningitis in these regions. We expect to finalize the design of this clinical trial later this year and to initiate this trial during the first half of 2017.

Preclinical Data

The table below shows the results of an in vitro study comparing the potency of VT-1129 against clinical strains of Cryptococcus neoformans and Cryptococcus gattii to that of fluconazole, which is commonly used as maintenance therapy for cryptococcal meningitis in the United States and as primary monotherapy in the developing world. The study was conducted at the CDC. The MIC90 value is a measurement of potency against the target organism and refers to the concentration of VT-1129 or fluconazole that inhibited the growth of 90% of the isolates tested, with MICs determined according to standard CLSI testing guidelines. Lower MIC values, as measured in µg/mL, correspond to greater potency. As indicated in the table, VT-1129 was over 100-fold more potent than fluconazole against Cryptococcus neoformans clinical isolates and 64-fold more potent than fluconazole against Cryptococcus gattii clinical isolates.

Minimum Inhibitory Concentration (µg/mL)

	Cryptococcus neoformans (100 isolates, South Africa)			Cryptococcus gattii (300 isolates, global)
	MIC90	Range		MIC90	Range
VT-1129	0.06	≤	0.015-0.125	0.25	≤	0.015-1
Fluconazole	8		0.5-16	16		0.5-32

In addition to exhibiting potent activity against Cryptoccocus species, VT-1129 was designed to be a highly selective agent. As part of our routine screening, we evaluated the ability of VT-1129 to inhibit key human drug-metabolizing enzymes, such as CYP3A4, CYP2C9 and CYP2C19, and enzymes in the steroid synthesis pathway, such as CYP17 and CYP19. In all cases, the inhibitory concentrations against these important off-target enzymes were several orders of magnitude greater than the inhibitory concentrations against fungal CYP51, thus indicating a low likelihood of significant drug-drug interactions or endocrine toxicity in humans.

In preclinical studies, VT-1129 demonstrated favorable oral pharmacokinetics, including good bioavailability, a long half-life and the ability to rapidly cross the blood-brain barrier. The figure below illustrates the time course of plasma and brain concentrations of VT-1129 following a single dose of 10 mg/kg in the mouse. The oral bioavailability of VT-1129 in this study was approximately 60%, and the plasma half-life was approximately 150 hours. The concentrations of VT-1129 in the brain were approximately equal to or above those in the plasma at all time points tested. The high bioavailability and long half-life observed in this mouse model were also observed in studies conducted in rat and dog models.

Plasma and Central Nervous System Concentration of VT-1129 in Mouse Model

VT-1129 has also been studied in multiple preclinical models of cryptococcal meningitis conducted at select major academic medical centers and funded by the National Institutes of Health, or NIH. The graph below shows the results from a standard model of this disease in which mice were infected intracranially with Cryptococcus neoformans and oral treatment with VT-1129 or fluconazole was initiated 24 hours following infection and continued for a period of 14 days. On day 15, the brain tissue was cultured for the presence of Cryptococcus. As noted in the figure below, at the high dose of VT-1129 there was no detectable Cryptococcus in the brain tissue. We are not aware of any other antifungal agent that has demonstrated the ability to completely eradicate the fungal pathogen from the central nervous system in this model.

Eradication of Central Nervous System Fungal Burden in Mouse Model

Similar robust activity of VT-1129 was observed in a survival model of cryptoccocal meningitis in which mice were infected intracranially with Cryptococcus neoformans and oral treatment with VT-1129 was initiated 24 hours following infection and continued for a period of 10 days. Survival was assessed over a period of 30 days. As illustrated in the figure below, even at a relatively modest dose of VT-1129 (3 mg/kg as a single loading dose and 0.5 mg/kg as a daily maintenance dose), all of the mice in this arm survived for the full 30 days. This is in stark contrast to the placebo arm, in which none of the mice survived for a period of 30 days.

Survival in Mouse Model of Cryptococcal Meningitis

We have studied the safety profile of VT-1129 in a broad range of preclinical models conducted according to Good Laboratory Practice, or GLP, standards. In the 28-day GLP-toxicity studies, adaptive changes, which we believe are generally considered not indicative of potential toxicity in humans, were noted in the liver and various endocrine organs of the rat but not the dog. Certain of these adaptive changes were noted in the ovaries of the rats and the consequence of these changes on fertility is not known. Additionally, we observed that rats dosed at 40 mg/kg/day experienced a significant increase in cholesterol levels and that female rats showed a greater increase in cholesterol levels than males. At this dose, we also observed decreases in certain hematologic parameters, as well as increased platelets. Given the long half life of VT-1129, some of these observations did not resolve eight weeks after completion of dosing.

In standard safety pharmacology studies to assess the acute effects of VT-1129 on the cardiovascular, respiratory and central nervous systems, no effects of VT-1129 were noted up to the highest doses tested. In vitro testing against hERG indicated a low potential for QT prolongation. In standard tests to assess for genotoxicity potential, there was no evidence that VT-1129 is genotoxic. However, the FDA has indicated that women of child bearing age should be excluded from studies of VT-1129 until we complete additional reproductive toxicity testing.

VT-1598 for Valley Fever

VT-1598 is an orally available inhibitor of fungal CYP51 that has shown high potency and selectivity in in vitro studies. We are developing VT-1598 for the treatment of Valley Fever. VT-1598 is particularly potent against a fungal class referred to as the endemic fungi, which includes Coccidioides, Histoplasma and Blastomyces species. Due to the unique characteristics of VT-1598 and the high unmet need, we have selected this agent for development targeting the treatment of Valley Fever, which is caused by Coccidioides species. Since VT-1598 is currently in preclinical studies, we are also continuing to test additional analogues from this same chemical series as potential backup compounds.

Disease Overview

Valley Fever, which commonly presents in a manner similar to community-acquired pneumonia, is heavily concentrated in the Southwestern United States, where the spores of the fungal pathogen Coccidioides live in the soil. In areas where there is active construction or other disturbance of the soil, the spores become airborne and can be inhaled. Most of the estimated 150,000 cases of Valley Fever that occur annually are either self-limited or resolve with current therapies. However, approximately 5% to 10% of patients will develop a more severe form of the disease and a certain percentage of these patients will develop a chronic pulmonary infection at times associated with dissemination to other parts of the body. Patients with chronic forms of the illness experience symptoms that resemble those of the flu, and can range from mild to severe, including fever, cough, chest pain, chills, night sweats, headache, fatigue, joint aches and rash. In those patients in whom the disease becomes disseminated, symptoms reflective of the involved organs typically occur. Unlike cryptococcal meningitis, Valley Fever can affect individuals with a relatively intact immune system.

Current Therapies and Limitations

Patients who present with less severe cases of Valley Fever are typically treated with fluconazole or itraconazole for a period of several weeks. However, these therapies are not approved specifically for Valley Fever. For patients with more severe disease, long-term antifungal therapy is often employed in a stepwise manner, and may progress from fluconazole or itraconazole to the more potent triazoles, voriconazole and posaconazole, as well as amphotericin B. Although current therapies are effective in some patients, they are often poorly tolerated and morbidity and mortality remain significant. Side effects common to all triazoles include liver toxicity and frequent drug-drug interactions. These side effects generally correspond to the degree of potency of the drug, with voriconazole being particularly problematic. In addition to these class side effects, specific agents also have unique side effects, such as the visual disturbances that often occur with voriconazole. The side effects of amphotericin B, as previously noted, are even more significant.

Our Solution

VT-1598 has demonstrated a therapeutic profile that is particularly well suited to treat Valley Fever, including a high degree of potency against Coccidioides species, a favorable pharmacokinetic profile and robust activity in preclinical models. We have received orphan drug designation for VT-1598. Additionally, we expect that VT-1598 will be designated a QIDP, and thus may qualify for regulatory incentives provided by the GAIN Act. These potential incentives include Fast Track status, reimbursement for certain research and development expenses and an additional five years of regulatory exclusivity.

We are currently conducting IND-enabling studies of VT-1598. Provided that the results of these studies are favorable, we expect to file an IND during the fourth quarter of 2016.

Preclinical Data

The table below presents the results of an in vitro study comparing the potency of VT-1598 against ten clinical strains of Coccidioides to that of fluconazole, which is commonly used for the treatment of Valley Fever. Lower MIC values, as measured in µg/mL, correspond to greater potency. As indicated in the table, VT-1598 ranged from 4-fold to 32-fold more potent than fluconazole against various Coccidioides clinical isolates.

MIC (µg/mL) against Coccidioides Clinical Isolates

Strain (State of Origin)	VT-1598	Fluconazole
AZ10 (AZ)	0.125	4
AZ11 (AZ)	0.250	4
CA26 (CA)	0.125	2
CA27 (CA)	0.125	2
CA28 (CA)	0.125	2
CA29 (CA)	0.250	2
CA30 (CA)	0.500	2
TX12 (CA)	0.125	2
TX13 (TX)	0.125	2
TX14 (TX)	0.063	2

In addition to exhibiting potent activity against Coccidioides species, VT-1598 was designed to be a highly selective agent. As part of our routine screening, we evaluated the ability of VT-1598 to inhibit key human drug-metabolizing enzymes, such as CYP3A4, CYP2C9 and CYP2C19, and enzymes in the steroid synthesis pathway, such as CYP17 and CYP19. In all cases, the inhibitory concentration against these important off-target enzymes were two to three orders of magnitude greater than the inhibitory concentration against fungal CYP51, thus indicating a low likelihood of significant drug-drug interactions or endocrine toxicity in humans.

VT-1598 has also been studied in in vivo models of Coccidioides infection conducted at select major academic medical centers and funded by the NIH. The graph below presents the results from a model of disseminated Valley Fever in which mice were infected intracranially with Coccidioides and once daily oral treatment was initiated 48 hours following infection and continued for a period of 7 days. On day 8, the brain tissue was cultured for the presence of Coccidioides.

Brain Fungal Burden in Valley Fever Central Nervous System Model

As illustrated, mice treated with VT-1598 showed a significantly reduced brain fungal burden compared to vehicle-treated mice. In addition, in the high-dose VT-1598 arm, 40% of the mice had no detectable fungal burden in the brain. In a separate survival study in this central nervous system model, VT-1598 doses as low as 3.2 mg/kg were highly efficacious in prolonging survival compared to vehicle control. Based upon the results of these and other studies, we believe that VT-1598 has the potential to be highly effective in the treatment of Valley Fever.

Our Research Programs

In addition to our three current antifungal programs, we are also pursuing research directed at identifying a fungal CYP51 inhibitor suitable for the treatment of invasive fungal infections in the hospital setting. The key objectives of this program are to design a compound that has potent activity against both yeast (Candida and other species) and mold (Aspergillus and other species) pathogens and that could be formulated for both intravenous and oral delivery to facilitate the transition from acute care to step-down therapy using the same agent. Beyond antifungals, we have recently initiated research programs directed at clinically validated metalloenzymes with potential applications in oncology and certain orphan diseases for which we believe our technology will enable the discovery of highly differentiated compounds that have compelling advantages over agents that are either currently available or in development.

Our MIDAS Technology and Drug Discovery Process

Our MIDAS technology platform encompasses a powerful set of chemistry and biology tools that address the challenges and complexities of metalloenzyme drug discovery and enable the design of highly differentiated metalloenzyme inhibitors. Our technology is comprised of a deep understanding of over 120 potential metalloenzyme targets, a set of proprietary computer-based design tools, a library of over 200 unique metal-binding groups, knowledge of important counter-screens and pharmacologic expertise. We have focused our efforts on disease areas that are characterized by significant unmet medical need and commercial opportunity and for which our technology provides an opportunity to develop highly differentiated agents with compelling advantages over currently available therapies.

An overview of the key elements of our MIDAS technology and drug discovery process is provided below.

Metalloenzyme Target Selection

To date, we have focused the majority of our discovery efforts on fungal CYP51, a well-validated metalloenzyme target. More recently, we have initiated discovery programs directed at additional metalloenzyme targets with potential applications in oncology and certain orphan diseases. In selecting our targets, we seek to identify opportunities to meaningfully improve upon approved agents or those in development. In the case of fungal CYP51, we believe that the current triazoles, which all employ the same avid metal-binding group, are suboptimal due to the poor selectivity and low therapeutic index that results from the lack of selectivity inherent in this metal-binding group. We have demonstrated that by utilizing less avid metal-binding groups, we are able to generate novel compounds with markedly better selectivity profiles and superior therapeutic indices. Furthermore, by working on targets that are clinically validated, such as fungal CYP51, we are able to increase the likelihood of success in our discovery programs.

Metal-Binding Group Database and Two-Step Design Process

Following target selection, we initiate our discovery efforts with known compounds that have well-defined activity against the target of interest. In most cases, we believe that the current compounds have selectivity liabilities and low therapeutic indices as a result of a suboptimal metal-binding group that is typically overly potent. We then employ a two-step design process that enables us to generate new chemical entities that are typically both more potent and more selective than current best-in-class therapies.

An overview of our two-step design process is provided in the figure below:

Viamet Design Process

In the first step, we explore the substitution of the suboptimal metal-binding group in the starting compound with alternative, less potent metal-binding groups via proprietary computational chemistry techniques. These alternative metal-binding groups are chosen from our internal database, which contains over 200 novel metal-binding groups. We then select a group of preferred metal-binding groups for synthetic exploration and the initiation of medicinal chemistry efforts. When we substitute our novel metal-binding groups for the suboptimal metal-binding group in the starting compound, the resulting leads are usually less potent than the starting compound. However, the new inhibitors typically have significantly greater selectivity for the target of interest versus other targets that contain the same metal and may cause off-target toxicity.

In the second step, after optimization of the metal-binding group, we pursue traditional medicinal chemistry approaches to identify a candidate with preferred properties. This process involves a disciplined effort to engineer potency into the backbone of the molecule, that part of the inhibitor that interacts with the unique amino acid sequence of the metalloenzyme active site. Since each metalloenzyme active site has a unique amino acid sequence, it is possible to markedly improve potency while maintaining excellent selectivity. Often we are able to achieve even greater potency than the starting inhibitor, as we have done in each of our three lead antifungal programs. Since our optimized inhibitors are both highly potent and highly selective, we believe that they should be significantly less likely to suffer the shortcomings related to the off-target effects of the starting compound. Additionally, the optimized inhibitors are sufficiently differentiated from the starting compounds that we have been able to obtain issued U.S. patents for compositions of matter in multiple cases.

An example of the output of this two-stage design process is provided by the binding of VT-1161 to the fungal CYP51 metalloenzyme. While the tetrazole metal-binding group in VT-1161 binds to the iron atom, it does so with far less affinity than the triazole metal-binding groups present in the current triazole antifungals. It is rather the backbone of VT-1161, which conforms closely to the unique amino acid sequence and three-dimensional structure of the enzyme’s active site, that results in the high degree of potency of VT-1161. Thus, the potency of the inhibitor is built into that part of the molecule that is specific for fungal CYP51, resulting in a compound that is far less likely to give rise to off-target liabilities than the starting compound.

Counter-Screening Capabilities

As part of our discovery efforts, we diligently counter-screen our inhibitors against relevant metalloenzyme targets that contain the same metal as the therapeutic target. Through years of experience in this field, we have acquired considerable expertise in identifying those particular metalloenzymes against which we should focus our counter-screening efforts. This extensive use of counter-screens helps to guide our medicinal chemistry efforts in order to avoid inhibition of closely related targets that may lead to poor selectivity and a low therapeutic index.

Pharmacologic Expertise

We also conduct iterative in vitro and in vivo testing of our compounds to characterize their pharmacologic and pharmacokinetic properties. With regard to our antifungal programs, we work with experts at leading academic medical centers across the world. Our collaborators will typically compare the performance of our antifungal product candidates to that of current therapies in the appropriate cellular and animal model systems. With regard to our emerging research programs in oncology and other therapeutic areas, we are assembling groups of academic advisors with particular expertise in these disciplines to assist us in our research efforts.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary positions by, among other methods, filing patent applications in the U.S. and selected foreign jurisdictions related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

As of January 25, 2016 we owned a total of 11 issued U.S. patents, 16 pending U.S. patent applications, ten pending Patent Cooperation Treaty, or PCT, international applications and numerous foreign counterparts, including in the European Union and Japan, to many of these patents and patent applications. Our patent portfolio includes patents and patent applications with claims directed to the composition of matter, certain methods of use and pharmaceutical formulation of many of our compounds, including VT-1161, VT-1129 and VT-1598. U.S. patents generally have a term of 20 years from the date of the first nonprovisional filing. PCT applications do not themselves result in patents but, rather, serve as a placeholder from which national stage applications may be filed in any member jurisdiction, including the United States, within certain statutory periods. We will need to decide whether and in which jurisdictions to pursue patent protection based on our PCT applications before expiration of the applicable statutory deadlines.

Our patent estate includes an issued U.S. patent for compositions of matter relating to both VT-1161 and VT-1129 that is projected to expire in 2031, without including the potential benefit of patent term restoration based on the first approval of one, but not both, of these compounds, if approved. Additionally, we have received a Japanese patent, a Korean patent, and a European notice of allowance toward issuance, for the VT-1161/VT-1129 composition of matter case. We also received an issued U.S. patent for methods covering certain uses of VT-1161 and VT-1129 during 2014. We co-own six of our pending PCT applications with the United States of America, as represented by the Secretary of the Department of Health and Human Services, which cover various processes of manufacturing which are or could be used as part of the process for manufacturing VT-1161 and VT-1129. With respect to VT-1598 and its analogues, we have applied for composition-of-matter patent protection. We consider those patents and patent applications that cover VT-1161, VT-1129 and VT-1598 to be material to our business.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any economic benefit conferred by the patent.

We may rely, in some circumstances, on trade secrets to protect our technology. In particular, we have maintained our MIDAS technology as a trade secret. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors, as well as physical security of our premises and our information technology systems. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

As with most biopharmaceutical companies, we face competition from different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. For many of our product candidates, we anticipate facing competition from other products that are available on a generic basis and offered at low prices. Many of these generic products have been marketed by third parties for many years and are well accepted by physicians, patients and payors.

Onychomycosis

We believe that our key competitors in the treatment of onychomycosis are Novartis, the manufacturer of Lamisil (terbinafine), and Johnson & Johnson, the manufacturer of Sporanox (itraconazole), as well as the generic manufacturers of both of these drugs. We are not aware of any other company that is currently developing an oral antifungal agent for the treatment of onychomycosis. There are three topical agents, Jublia (efinaconazole), manufactured by Valeant, Kerydin (tavaborole), manufactured by Anacor, and Penlac (ciclopirox), manufactured by Hi-Tech Pharmacal, that have been approved in the United States for the treatment of onychomycosis.

Recurrent Vulvovaginal Candidiasis

We are not aware of any currently approved agents for the treatment of RVVC in the United States. However, currently marketed agents are sometimes used to treat this condition. As such, we believe that our key competitors in the treatment of RVVC are Pfizer, the manufacturer of Diflucan (fluconazole), as well as the generic manufacturers of fluconazole. We do not consider the topical agents, such as Gyne-Lotrimin (clotrimazole), to be significant competitors for the treatment of RVVC since their efficacy in this indication is limited. NovaDigm Therapeutics is developing a vaccine for RVVC, which is currently in a Phase 1b/2a clinical trial. We are not aware of any other company that is developing an oral antifungal agent for the treatment of RVVC.

Cryptococcal Meningitis

We believe that our key competitors in induction therapy for cryptococcal meningitis are Gilead, the manufacturer of AmBisome (liposomal amphotericin B), as well as the generic manufacturers of amphotericin B, and Valeant Pharmaceuticals, the manufacturer of Ancobon (flucytosine), as well as the generic manufacturers of this drug. For consolidation and maintenance therapy, we believe that our key competitors are Pfizer, the manufacturer of Diflucan (fluconazole), as well as the generic manufacturers of this drug. We are not aware of any other company that is currently developing a novel antifungal agent for the treatment of cryptococcal meningitis.

Valley Fever

We believe that our key competitors in the treatment of Valley Fever are Johnson & Johnson, the manufacturer of Sporanox (itraconazole), and Pfizer, the manufacturer of Diflucan (fluconazole), as well as the generic manufacturers of these drugs. The only other company of which we are aware that is developing a novel therapy for the treatment of Valley Fever is Valley Fever Solutions, whose compound, Nikkomycin Z, has completed Phase 1 clinical trials but has not yet initiated Phase 2 clinical trials.

Many of our competitors and potential competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to our programs or advantageous to our business.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of VT-1161, VT-1129, VT-1598 or any of our other product candidates. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and any products that we may develop. We currently contract with separate parties for the manufacture of drug substance, the manufacture of drug product and packaging and labeling for each of our product candidates. We obtain our supplies of our product candidates from these manufacturers on a purchase order basis and have not entered into long-term agreements with them. If any of these manufacturers should become unavailable to us for any reason, we have identified replacements, although we might incur some delay in qualifying such replacements.

All of our product candidates are organic compounds of low molecular weight, generally referred to as “small molecules.” We have selected these compounds not only on the basis of their efficacy and safety, but also for their ease of synthesis and the general availability of their starting materials. In particular, VT-1161, VT-1129 and VT-1598 are all manufactured in a straightforward synthetic process from readily available starting materials. There are no complicated chemistries or unusual equipment required in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Sales and Marketing

We currently have only a very limited commercial infrastructure. We plan to retain U.S. marketing and sales rights or co-promotion rights for our product candidates for which we receive marketing approvals, particularly in situations where it is possible to access the market through a focused, specialized sales force. Specifically, for VT-1161 we believe that there are certain physician groups that are sufficiently concentrated to enable us to effectively promote to these physicians with a focused, specialized internal sales force. For example, while treatments for onychomycosis are also prescribed by general practitioners, podiatrists and dermatologists are the key prescribing specialists. In the case of RVVC, gynecologists are the key prescribing specialists. We believe a specialized internal sales force will be able to effectively promote VT-1161 to these concentrated physician groups. For situations in which a large sales force is required to access the market, and with respect to markets outside of the United States, we generally plan to assess potential collaborative arrangements with leading pharmaceutical and biotechnology companies.

Government Regulatory and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA approves and regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The failure to comply with requirements under the FDCA and other applicable laws at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

Our product candidates must be approved by the FDA through the new drug application, or NDA. An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA, requesting marketing for one or more proposed indications;

•	review by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Preclinical Studies

Before an applicant begins testing a compound with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, and the purity and stability of the drug substance, as well as in vitro and animal studies to assess the potential safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Applicants usually must complete some long-term nonclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. Following commencement of a clinical trial under an IND, the FDA may place a clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in four sequential phases, which may overlap or be combined:

•	Phase 1. The drug is initially introduced into a small number of healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition (e.g., cancer) and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•	Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase 3.  These clinical trials are commonly referred to as “pivotal” studies, which denotes a study which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a drug. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

•	Phase 4. Post-approval studies may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The FDA or the sponsor or the data monitoring committee may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with FDA certain regulatory requirements in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an investigational new drug application as support for an IND or a new drug application. The final rule provides that such studies must be conducted in accordance with good clinical practice, or GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review of an NDA by the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.3 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $114,000 per product and $585,000 per establishment. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs with orphan designation and a waiver for certain small businesses, an exception from the establishment fee when the establishment does not engage in manufacturing the drug during a particular fiscal year, and an exception from the product fee for a drug that is the same as another drug approved under an abbreviated pathway.

The FDA conducts a preliminary review of an NDA generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within ten months from the date on which FDA accepts the NDA for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of drugs that are not NMEs, the ten-month and six-month review periods run from the date that FDA receives the application. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (e.g., active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, in 2012, Congress enacted the Food and Product Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case- by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Under Section 524 of the FDCA, the FDA is authorized to award a priority review voucher to sponsors of certain tropical disease product applications that meet the criteria specified in the Act. A priority review voucher may be used by the sponsor who obtains it or it may be transferred to another sponsor who may use it to obtain priority review for a different application. Priority review vouchers can result in the acceleration of review and approval of a product candidate by up to four months; the sponsor using the voucher must pay an extra user fee to support the review of the application, however. That fee is not subject to waivers, exemptions or reductions. In order to be eligible for a tropical disease priority review voucher, the application must be: for a listed tropical disease; submitted under Section 505(b)(1) of the FDCA or Section 351 of the Public Health Service Act after September 27, 2007; for a product that contains no active ingredient that has been approved in any other application under those statutory provisions; and must qualify for priority review. The FDA has identified in guidance those product applications for the prevention or treatment of tropical diseases that may qualify for a priority review voucher.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, or complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drugs and prescription drug samples at the federal level, and set minimum standards for the regulation of drug distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, the strength of the drug and the conditions of use of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug         ....”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or NCE, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

505(b)(2) NDAs

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA or 505(b)(2) applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

If the ANDA or 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or the 505(b)(2) application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Safety and Innovation Act, or the FDASIA, in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and any other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless and until FDA promulgates a regulation stating otherwise, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. With regard to patents, the six-month pediatric exclusivity period will not attach to any patents for which an ANDA or 505(b)(2) applicant submitted a paragraph IV patent certification, unless the NDA sponsor or patent owner first obtains a court determination that the patent if valid and infringed by the proposed product.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must request orphan drug designation before submitting an NDA for the drug and rare disease or condition. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same indication for seven years, except in certain limited circumstances. Orphan exclusivity does not block the approval of a different drug for the same rare disease or condition, nor does it block the approval of the same drug for different indications. If a drug designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same drug for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.

Qualified Infectious Disease Product Designation and Exclusivity

In 2012, Congress passed legislation known as the Generating Antibiotic Incentives Now Act, or GAIN Act. This legislation is designed to encourage the development of antibacterial and antifungal drug products that treat pathogens that cause serious and life-threatening infections. To that end, the new law grants an additional five years of marketing exclusivity upon the approval of an NDA for a drug product designated by FDA as a Qualified Infectious Disease Product, or QIDP. Thus, for a QIDP, the periods of five year new chemical entity exclusivity, three year new clinical investigation exclusivity and seven year orphan drug exclusivity, would become 10 years, eight years, and 12 years, respectively.

A QIDP is defined in the GAIN Act to mean “an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by—(1) an antibacterial or Antifungal resistant pathogen, including novel or emerging infectious pathogens;” or (2) certain “qualifying pathogens.” A “qualifying pathogen” is a pathogen that has the potential to pose a serious threat to public health (e.g., resistant gram positive pathogens, multi-drug resistant gram negative bacteria, multi-drug resistant tuberculosis and Clostridium difficile) and that is included in a list established and maintained by the FDA. Cryptococcus species were recently added by the FDA to the list of qualifying pathogens under the GAIN Act. A drug sponsor may request the FDA to designate its product as a QIDP any time before the submission of an NDA. The FDA must make a QIDP determination within 60 days of the designation request. A product designated as a QIDP will be granted priority review by the FDA and can qualify for “fast track” status.

The additional five years of market exclusivity under the GAIN Act for drug products designated by the FDA as QIDPs applies only to a drug that is first approved on or after July 9, 2012. Additionally, the five-year exclusivity extension does not apply to: a supplement to an application under Section 505(b) of the FDCA for any QIDP for which an extension is in effect or has expired; a subsequent application submitted with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses.

Patent Term Restoration and Extension

A patent claiming a new drug product or its method of use may be eligible for a limited patent term extension, also known as patent term restoration, under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. Patent term extension is generally available only for drug products whose active ingredient has not previously been approved by the FDA. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The United States PTO reviews and approves the application for any patent term extension in consultation with the FDA.

Review and Approval of Drugs in Europe and other Foreign Jurisdictions

In addition to regulations in the United States, a manufacturer is subject to a variety of regulations in foreign jurisdictions to the extent they choose to sell any drug products in those foreign countries. Even if a manufacturer obtains FDA approval of a product, it must still obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. To obtain regulatory approval of an investigational drug or biological product in the European Union, or EU, a manufacturer must submit a marketing authorization application to the European Medicines Agency or EMA. For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, clinical trials are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Clinical Trial Approval in the EU

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on Good Clinical Practice, or GCP, an applicant must obtain the approval from the competent national authority of the EU Member State in which the clinical trial is to be conducted. If the clinical trial is conducted in different EU Member States, the competent authorities in each of these EU Member States must provide their approval for the conduct of the clinical trial. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. The new Clinical Trials Regulation will be directly applicable in and binding in all 28 EU Member States without the need for any national implementing legislation. The new Clinical Trials Regulation (EU) No 536/2014 will become applicable no earlier than 28 May 2016. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new legislation aims at simplifying and streamlining the approval of clinical trials in the EU. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial will be required to submit a single application for approval of a clinical trial to a reporting EU Member State (RMS) through an EU Portal. The submission procedure will be the same irrespective of whether the clinical trial is to be conducted in a single EU Member State or in more than one EU Member State. The Clinical Trials Regulation also aims to streamline and simplify the rules on safety reporting for clinical trials.

Marketing Authorization

In the EU, marketing authorizations for medicinal products can be obtained through several different procedures founded on the same basic regulatory process.

The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU Member States. The centralized procedure is compulsory for medicinal products produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases. It is optional for those products that are highly innovative or for which a centralized process is in the interest of patients. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of a marketing authorization application is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human use or CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases. These are defined as circumstances in which a medicinal product is expected to be of a “major public health interest.” Three cumulative criteria must be fulfilled in such circumstances: the seriousness of the disease, such as heavy disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In these circumstances, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure provides for approval by one or more other concerned EU Member States of an assessment of an application for marketing authorization conducted by one EU Member State, known as the reference EU Member State. In accordance with this procedure, an applicant submits an application for marketing authorization to the reference EU Member State and the concerned EU Member States. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States. In accordance with the mutual recognition procedure, the sponsor applies for national marketing authorization in one EU Member State. Upon receipt of this authorization the sponsor can then seek the recognition of this authorization by other EU Member States. Authorization in accordance with either of these procedures will result in authorization of the medicinal product only in the reference EU Member State and in the other concerned EU Member States.

A marketing authorization may be granted only to an applicant established in the EU. Regulation No. 1901/2006 provides that prior to obtaining a marketing authorization in the EU, an applicant must demonstrate compliance with all measures included in a Pediatric Investigation Plan, or PIP, approved by the Pediatric Committee of the EMA, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

Regulatory Data Exclusivity in the European Union

In the European Union, innovative medicinal products authorized in the EU on the basis of a full marketing authorization application (as opposed to an application for marketing authorization that relies on data available in the marketing authorization dossier for another, previously approved, medicinal product) are entitled to eight years of data exclusivity. During this period, applicants for authorization of generics of these innovative products cannot rely on data contained in the marketing authorization dossier submitted for the innovative medicinal product. Innovative medicinal products are also entitled to ten years’ market exclusivity. During this ten year period no generic of this medicinal product can be placed on the EU market. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals in the EU

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the relevant EU Member State. To that end, the marketing authorization holder must provide the EMA or the relevant competent authority of the EU Member State with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the relevant competent authority of the EU Member State decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any marketing authorization that is not followed by the marketing of the medicinal product on the EU market (in the case of the centralized procedure) or on the market of the EU Member State which delivered the marketing authorization within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Similarly to the U.S., both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA and the competent authorities of the individual EU Member States both before and after grant of the manufacturing and marketing authorizations.

The holder of an EU marketing authorization for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. These rules can impose on central marketing authorization holders for medicinal products the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies.

The manufacturing process for medicinal products in the EU is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU. Similarly, the distribution of medicinal products into and within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States.

In the EU, the advertising and promotion of our products are subject to EU Member States’ laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other legislation adopted by individual EU Member States may apply to the advertising and promotion of medicinal products. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the EU. The applicable laws at EU level and in the individual EU Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with health care professionals.

Orphan Drug Designation and Exclusivity in the EU

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives the medicinal product is unlikely to be developed. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the medicinal product will be of significant benefit to those affected by that condition. Once authorized, orphan medicinal products are entitled to ten years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Even if our product candidate is approved, sales of our products will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover our product candidate could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for our product candidate will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidate or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies or so called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the United States federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things,

knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government.

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing ·or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare Reform

A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the Affordable Care Act, which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the provisions of the Affordable Care Act of importance to our potential drug candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•	established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. PPACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings; and

•	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

Employees

As of February 29, 2016, we had 26 full-time employees. Of our workforce, 18 employees are engaged in research and development and eight are engaged in finance, administration and operations. None of our employees is represented by labor unions or covered by collective bargaining agreements. A total of 13 employees have an M.D. or Ph.D. degree.

Facilities

Our principal facilities consist of approximately 17,000 square feet of office space in Durham, North Carolina that we occupy under a lease that expires in June 2021.

Legal Proceedings

We are not currently a party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age as of February 29, 2016 and positions of each of our executive officers and directors:

Name	Age	Position(s)
Executive Officers

Robert J. Schotzinger, M.D., Ph.D.	54	President and Chief Executive Officer, Director
Oren J. Cohen, M.D.	55	Chief Medical Officer
Volker Herrmann, M.D., M.B.A.	50	Chief Commercial Officer
Richard D. Katz, M.D., M.B.A.	52	Chief Financial Officer
Amir Tavakkol, Ph.D.	61	Chief Development Officer

Non-Employee Directors

Robert A. Ingram	73	Chairman of the Board of Directors
Andrew C. von Eschenbach, M.D.	74	Director
Adrian Howd, Ph.D.	44	Director
G. Kelly Martin	57	Director
Douglas B. Reed, M.D.(1)	62	Director
S. Edward Torres	53	Director
Philip R. Tracy	74	Director
Steven D. Weinstein(1)	49	Director
Kristopher A. Wood	44	Director

(1)	Mr. Weinstein and Dr. Reed will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Effective upon their resignations, the size of our board of directors will be set at eight members.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Robert J. Schotzinger, M.D., Ph.D. has served as our president and chief executive officer and as a member of our board of directors since our reorganization as a limited liability company in December 2011, and as president and chief executive officer and a director of Viamet Pharmaceuticals, Inc., our predecessor company, since May 2007. Previously, Dr. Schotzinger served as president and chief executive officer of BioStratum Inc., a privately-held biotechnology company, and held various positions at Abbott Laboratories, including director of international medical affairs and vice president of drug development. Dr. Schotzinger is a member of the board of directors of Innocrin. Dr. Schotzinger received his B.S. in pharmacy from the Ohio State University and a Ph.D. degree in pharmacology and a medical degree from Case Western Reserve University. We believe that Dr. Schotzinger’s detailed knowledge of our company and over 20 years of research, clinical drug development and management experience provide a critical contribution to our board of directors.

Oren J. Cohen, M.D. has served as our chief medical officer since September 2015. From June 2011 until September 2015, Dr. Cohen served as senior vice president and global head of Early Clinical Development and Precision Medicine at Quintiles, Inc., a provider of biopharmaceutical services. Dr. Cohen joined Quintiles as a medical advisor in 2001, and served as chief medical and scientific officer from 2004 to 2011. Dr. Cohen also is consulting professor of medicine in the division of infectious diseases at Duke University Medical Center. A magna cum laude graduate of Brandeis

University, Dr. Cohen received his medical degree from the Duke University School of Medicine, where he was an Alpha Omega Alpha honors graduate. He completed internship and residency in internal medicine at The New York Hospital-Cornell Medical Center and fellowship in infectious diseases at The National Institute of Allergy and Infectious Diseases. He is a Fellow of the Infectious Diseases Society of America.

Volker Herrmann, M.D., M.B.A. has served as our Chief Commercial Officer since November 2015. Prior to joining Viamet, Dr. Herrmann served as Head of Global Strategy, Commercial Development & Global Marketing for the Vaccines Business Unit of Pfizer Inc., a pharmaceutical company, from January 2014 to July 2015. At Pfizer, in addition to his most recent role, he held positions of increasing complexity and responsibility, including General Manager of the Integrated Health Business from September 2011 to January 2014, Global Business Lead for the Pain Franchise from September 2010 to September 2011, Vice President of the Regional Brand Cluster for CNS/Pain for Europe, Canada and Australia from June 2008 to September 2010, and several senior leadership roles in the German Pfizer affiliate. Dr. Herrmann received his Doctor of Medicine with Honors from the Albert-Ludwigs Universität Freiburg. He also received a Master of Business Administration degree from the University of San Diego, Graduate School of Business.

Richard D. Katz, M.D., M.B.A. has served as our chief financial officer since February 2012. From April 2001 until November 2011, Dr. Katz served as an executive at Icagen, Inc., a publicly traded biopharmaceutical company (which was acquired by Pfizer), most recently as executive vice president, finance and corporate development, chief financial officer and treasurer. From August 1996 to April 2001, Dr. Katz worked in the investment banking division of Goldman, Sachs & Co., an investment banking firm, most recently as a vice president in the healthcare group. Dr. Katz received his A.B. magna cum laude from Harvard University, his M.D. from the Stanford University School of Medicine and his M.B.A. from Harvard Business School, where he graduated as a Baker Scholar.

Amir Tavakkol, Ph.D. has served as our chief development officer since July 2014. From December 2011 until July 2014, Dr. Tavakkol served as Senior Vice President of Clinical Development & Operations at Topica Pharmaceuticals, Inc., a privately-held, clinical stage pharmaceutical company. From November 2007 to November 2011, Dr. Tavakkol worked at Merck & Co., or Merck, a pharmaceutical company, and prior to that, he served as Senior Director—Dermatology Clinical Research at Novartis, a pharmaceutical company. Dr. Tavakkol received his undergraduate degree from the University of Isfahan in Iran and a Ph.D. in Bacteriology & Virology and a Postgraduate Diploma in Infectious Disease, both from The University of Manchester, UK.

Non-Employee Directors

Robert A. Ingram has served as a member and chairman of our board of directors since October 2014. Since 2007, he has been a general partner at Hatteras Venture Partners, or Hatteras, a venture capital firm that invests in early stage life sciences companies. Mr. Ingram is a member of the board of directors of Valeant Pharmaceuticals International, BioCryst Pharmaceuticals, Inc., Malin Corporation plc, and HBM Healthcare Investments, all publicly traded companies, Cree, Inc., a publicly traded semi-conductor manufacturer and PhaseBio Pharmaceuticals, Inc., a private biopharmaceutical company. He previously served on the boards of Edwards Lifesciences Corporation, Regeneron Pharmaceuticals, Inc. and Elan Corporation, plc., or Elan, an Irish biotechnology company. From 2008 to 2012, Mr. Ingram served as a Strategic Advisor to the Chief Executive Officer of GlaxoSmithKline plc, or GSK. From 2002 to 2009, he worked as the Vice Chairman of Pharmaceuticals at GSK. Prior to that, Mr. Ingram served as the Chief Executive Officer and Chairman of GlaxoWellcome, where he co-led the merger to create GSK, and also worked at Merck. Mr. Ingram received a B.S. degree in Business Administration from Eastern Illinois University. We believe that Mr. Ingram is qualified to serve on our board of directors because of his broad experience in the pharmaceutical industry and his extensive experience on public boards.

Andrew C. von Eschenbach, M.D. has served as a member of our board of directors since our reorganization as a limited liability company in December 2011 and as a director of Viamet Pharmaceuticals, Inc., our predecessor company since January 2011. Since February 2010, Dr. von Eschenbach has served as the president of Samaritan Health Initiatives, Inc., a health care policy consultancy. Prior to 2001, he was Chairman of Urologic Oncology and Executive Vice President of the University of Texas MD Anderson Cancer Center, where he is now an Adjunct Professor. In 2002 he was appointed as Director of the National Cancer Institute at the National Institutes of Health and from September of 2005 to January 2009, Dr. von Eschenbach served as commissioner of the FDA. Since leaving government, Dr. von Eschenbach has served as a member of the board of directors of several private and public company boards, including Elan from September 2011 to December 2013; BioTime, Inc. from December 2011 to March 2014; and Asterias Biotherapeutics, Inc. from March 2013 to April 2014. He also serves on the Chugai Pharmaceutical International Advisory Council and the GE Healthymagination Advisory Board and on the Expert Oncology Panel at GSK Oncology and the Eli Lilly PACE Global Council. He is a senior fellow at the Milken Institute and senior fellow and director of the FDA Project at the Manhattan Institute. Dr. von Eschenbach earned a B.S. from St. Joseph’s University and a medical degree from Georgetown University School of Medicine in Washington, D.C. We believe that Dr. von Eschenbach’s professional background and his unique and extensive experience in academia, government and the private sector qualify him to serve as a member of our board of directors.

Adrian Howd, Ph.D. has served as a member of our board of directors since April 2015. Since August 2015, he has been chief investment officer and a director of Malin Corporation plc, an Irish-based global life sciences company. Prior to joining Malin in March 2015, Dr. Howd had experience as a sell-side analyst at Berenberg from March 2009 to May 2013, and previously at Nomura and ABN Amro, where he served as Global Head of Healthcare Research. Dr. Howd also gained buy-side experience running a healthcare portfolio as part of the Principal Strategies Group at ABN Amro. From June 2013 to April 2014, Dr. Howd served as Executive Vice President, Head of Neuroscience and Corporate Development at Evotec AG, a drug discovery alliance and development partnership company and he was a Director of Brandon Point Industries from May 2014 to March 2015. Dr. Howd holds a Ph.D. in molecular neuroscience from the University of London. We believe that Dr. Howd’s experience as an investor and analyst, as well as his educational background and strong business knowledge of the public markets provide him with the qualifications and skills to serve as a member of our board of directors.

G. Kelly Martin has served as a member of our board of directors since October 2014. Mr. Martin has served as a Director of Malin Corporation plc, an Irish-based global life sciences company since March 2015 and was appointed as Chief Executive Officer in August 2015. From 2003 to December 2013, when it was sold to Perrigo Company, Mr. Kelly served as the President and Chief Executive Officer and as a director of Elan. Mr. Martin co-founded Brandon Point Industries in January 2014. Prior to joining Elan, Mr. Martin worked for more than twenty years at Merrill Lynch & Co., Inc., where he held a variety of operating and executive positions. Mr. Martin currently serves on several biotech company boards, including Immunocore Limited, Kymab Limited and Poseida Therapeutics, Inc. Mr. Martin holds a BA in Political Science from Princeton University. We believe that Mr. Martin is qualified to serve on our board of directors due to his extensive experience in the pharmaceutical industry, his service as a member of public and private boards and his strong business background.

Douglas B. Reed, M.D. has served as a member of our board of directors since our reorganization as a limited liability company in December 2011 and as a director of Viamet Pharmaceuticals, Inc., our predecessor company since May 2007. Since 2007, he has been a general partner at Hatteras. Prior to Hatteras, Dr. Reed had 14 years of venture investing experience with two healthcare-focused funds, Vector Fund Management and SR One. He currently serves as a member of the board of several private life sciences companies, including Innocrin, and as a member of the board of Tetralogic Pharmaceuticals Corp., a publicly traded biotechnology company. In addition to his venture investing experience, Dr. Reed also has prior operating experience, having served as vice president of business development for two publicly traded biotechnology companies, GelTex Pharmaceuticals, Inc. (acquired by Genzyme General, the biotechnology division of Genzyme

Corporation) and NPS Pharmaceuticals, Inc. Dr. Reed received both a B.A. and a medical degree from the University of Missouri-Kansas City and an M.B.A. from the Wharton School of the University of Pennsylvania. He is a board certified neuroradiologist and has held faculty appointments in the Department of Radiology at the University of Washington and Yale University. We believe that Dr. Reed’s perspective and experience as a physician, investor, senior executive in the life sciences industry, as well as his educational background and board experience, provide him with the qualifications and skills to serve as a director.

S. Edward Torres has served as a member of our board of directors since our reorganization as a limited liability company in December 2011, and as a director of Viamet Pharmaceuticals, Inc., our predecessor company since June 2009. He has been the Managing Director of Lilly Ventures Fund I LLC, a venture capital fund since its formation in 2009. From 2002 to 2009, he was a principal and then a Managing Director of Lilly Ventures while Lilly Ventures was a department within Eli Lilly and Company. Since co-founding Lilly Ventures, he has led the investments in, and previously served on the boards of, several public and private life sciences companies. Mr. Torres currently serves as a member of the board of directors of GlobeImmune, Inc. and Innocrin, both biopharmaceutical companies. In the past five years, he has served on the boards of several public and private life sciences companies, including Coherus and Receptos (acquired by Celegene Corporation). Mr. Torres also serves on various non-profit academic and social service boards. Prior to joining Lilly Ventures, he had a diverse set of experiences throughout the domestic and international pharmaceutical businesses including operational finance, planning, mergers and acquisitions, business development and global marketing roles. Mr. Torres received a B.A. from Creighton University and a M.B.A. from the University of Michigan Business School, where he was a Consortium Fellow. We believe that Mr. Torres is qualified to serve on our board of directors due to his extensive experience within the field of drug discovery and development, his broad leadership experience on various boards, and his financial expertise with life sciences companies.

Philip R. Tracy has served as a member of our board of directors since January 2015. He has worked at Intersouth Partners, a venture capital firm, since 1997 and became a venture partner there in July 2001. Mr. Tracy has been counsel at Smith Anderson, a law firm, since 1996. From 1974 to 1995, he worked in a variety of roles at Burroughs Wellcome Co., eventually serving as President and Chief Executive Officer from 1989 to 1995. Mr. Tracy has served on the board of directors of a number of public and private biotech and pharmaceutical companies, including Alimera Sciences, Inc. from 2004 to 2015, as well as various non-profit institutions. Mr. Tracy received a B.A. from the University of Nebraska and an L.L.B. degree from George Washington University. We believe that Mr. Tracy is qualified to serve on our board of directors due to his extensive experience within pharmaceutical industry, his broad leadership experience on various boards and his educational history.

Steven D. Weinstein has served as a member of our board of directors since September 2014. Mr. Weinstein has been a managing director at Novartis Venture Funds, or NVF, a venture fund focused on the life sciences industry, since November 2006. He currently serves on the board of directors of Advanced Animal Diagnostics, Autonomic Technologies and Innocrin. From May 2001 to December 2005, Mr. Weinstein served as a principal at Prism Venture Partners, where he focused on medical device and life science investing. Prior to Prism, Mr. Weinstein served as a Kauffman Fellow with Mid-Atlantic Venture Funds and served as a turnaround chief executive officer for a distribution business. Mr. Weinstein received a B.S. in mechanical engineering from Columbia University and an M.B.A. from the University of Michigan’s Business School. We believe Mr. Weinstein is qualified to serve on our board of directors because of his experience in venture capital financing and the healthcare industry.

Kristopher A. Wood has served as a member of our board of directors since June 2014. Mr. Wood currently serves as chief investment officer at Lurie Holdings, Inc., a position he has held since November 2012. Prior to joining Lurie Holdings, Inc., from September 2009 to July 2011, Mr. Wood served as Chief Strategy Officer at World Color, a printing company. Before joining World Color, from February 2008 to September 2009, Mr. Wood was an associate at MidOcean Partners, a private equity company. Mr. Wood also served as chief acquisitions officer for Glenayre Inc. and as managing director for mergers and acquisitions and venture capital at Vertis Holdings, Inc. Mr. Wood serves on the board of directors of Nanosphere, Inc., a public company for which he has served as a board member since August 2014 and several private companies, including Innocrin. Mr. Wood received a B.S. from the Wharton School of the University of Pennsylvania. We believe Mr. Wood’s experience in finance, strategy and venture capital qualify him to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition and Election of Directors

Our board of directors currently consists of ten members, all of whom were elected as directors pursuant to the governance requirements of the Viamet Holdings limited liability company agreement, or the LLC Agreement. The LLC agreement will terminate upon the Conversion. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Dr. Reed and Mr. Weinstein will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Effective upon their resignations, the size of the board of directors will be set at eight.

Our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. Our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Board Leadership Structure

Our corporate governance guidelines provide that the roles of chairman of the board and chief executive officer may be separated or combined. Our board of directors has considered its leadership structure and determined that at this time the roles of chairman of the board and chief executive officer should be separate. Separating the chairman and the chief executive officer positions allows our chief executive officer to focus on management of the business, while allowing the chairman of our board of directors to lead the board in its fundamental role of providing advice to and oversight of management. As such, Dr. Schotzinger serves as our President and Chief Executive Officer while Mr. Ingram, who is not an officer, serves as our Chairman of the Board of directors. Our board of directors believes that its leadership structure is appropriate at this time for our company because it strikes an effective balance between strategy development and independent leadership and management oversight in the board process.

Classified Board of Directors

In accordance with the terms of our restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be , and , and their term will expire at the annual meeting of stockholders to be held in 2017;

•	the class II directors will be , and , and their term will expire at the annual meeting of stockholders to be held in 2018; and

•	the class III directors will be , and , and their term will expire at the annual meeting of stockholders to be held in 2019.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Director Independence

Rule 5605 of the NASDAQ Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent, that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and that compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In                      2016, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Robert J. Schotzinger, is an “independent director” as defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Our board of directors also determined that             ,              and                 , who will comprise our audit committee following this offering,             ,              and             , who will comprise our compensation committee following this offering, and             ,              and             , who will comprise our nominating and corporate governance committee following this offering satisfy the independence standards for such committees established by the SEC and the NASDAQ Listing Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director and any institutional stockholder with which he is affiliated.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will operate under a charter that has been approved by our board of directors.

Audit Committee

As of the effective date of the registration statement, of which this prospectus forms a part, the members of our audit committee will be             ,              and             , and              will be the chair of the audit committee. Our board of directors has determined that each of these directors is independent within the meaning of Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that              qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ Listing Rules. In making this determination, our board has considered the formal education and nature and scope of his previous experience, coupled with past and present service on various audit committees. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. Following this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of and assessing the independence of the our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function, if any;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

As of the effective date of the registration statement, of which this prospectus forms a part, the members of our compensation committee will be             ,              and             , and              will be the chair of the compensation committee. Our board of directors has determined that each of these directors is independent within the meaning of Rule 10C-1 under the Exchange Act. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Following this offering, the compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our Chief Executive Officer and other executive officers;

•	overseeing the evaluation of our senior executives;

•	reviewing and making recommendations to our board of directors with respect to our incentive-compensation and equity-based compensation plans;

•	overseeing and administering our equity-based plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” to the extent such disclosure is required by SEC rules; and

•	preparing the compensation committee report, to the extent required by SEC rules.

Nominating and Corporate Governance Committee

As of the effective date of the registration statement, of which this prospectus forms a part, the members of our nominating and corporate governance committee will be             ,              and             , and              will be the chair of the nominating and corporate governance committee. Our board of directors has determined that each of these directors is independent. Upon the completion of this offering, the nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past have served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that will become effective upon this offering and applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code will be posted on the Corporate Governance section of our website, which is located at www.viamet.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material elements of our executive compensation policies for our named executive officers and the most important factors relevant to an analysis of these policies. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers named in the “Summary Compensation Table” below, or our named executive officers, and is intended to place in perspective the data presented in the following tables and the corresponding narrative. Our named executive officers are Robert J. Schotzinger, M.D., Ph.D., Richard D. Katz, M.D. and Amir Tavakkol, Ph.D.

In preparing to become a public company, we have begun a thorough review of all elements of the compensation of our executives, including the function and design of our equity incentive programs. We have begun, and we expect to continue in the coming months, to evaluate the need for revisions to the existing executive compensation program to ensure our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

2015 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our named executive officers during our fiscal year ended December 31, 2015.

Name	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other ($)(3)	Total ($)
Robert J. Schotzinger, M.D., Ph.D.	2015	373,648	226,601	201,770	25,134	827,153
President and Chief Executive Officer
Richard D. Katz, M.D., M.B.A.	2015	275,037	71,313	111,390	21,707	479,447
Chief Financial Officer
Amir Tavakkol, Ph.D.	2015	279,167	42,038	113,062	89,476	523,743
Chief Development Officer

(1)	The amounts reported in the “Stock Awards” column reflect the aggregate fair value of equity-based compensation expense recognized during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification, or ASC, Topic 718. See Note 8 to our financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Valuation of Financial Instruments and Equity Based Compensation” regarding assumptions underlying the valuation of equity awards.
(2)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent awards to our named executive officers under our annual performance based cash bonus program. See “Executive and Director Compensation—Annual Performance Based Bonus” for a description of this program. Annual performance based bonus compensation was earned in 2015 and paid in 2016.
(3)	The compensation included in the “All Other” column consists of premiums we paid with respect to each of our named executive officers for medical and dental insurance and disability insurance, and contributions we made to our named executive officers’ health savings accounts. The amounts also include life insurance premiums paid on behalf of the CEO and reimbursed commuter expenses and tax gross-ups as applicable. In particular, with respect to Dr. Schotzinger, we paid medical and dental insurance premiums of $17,553 in 2015 and a life insurance premium of $2,775 in 2015. With respect to Dr. Katz, we paid medical and dental insurance premiums of $16,901 in 2015, and with respect to Dr. Tavakkol, we paid medical and dental insurance premiums of $12,033, reimbursed commuter expenses of $40,430 and paid tax gross-ups of $32,207 in 2015.

Narrative Disclosure to Summary Compensation Table

Base Salary

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

Annual Performance Based Bonus

Our board of directors may, in its discretion, award performance based bonuses to our named executive officers from time to time. Our board of directors may, in its discretion, set goals, determine whether the individual has achieved such goals and determine the bonus amount payable. We have typically established annual bonus targets based around a set of specified corporate goals for our named executive officers and conducted an annual performance review to determine the attainment of such goals. Following the completion of this offering, we anticipate that our board of directors will conduct annual performance reviews in a similar manner, with such changes as the compensation committee may determine from time to time. We awarded performance based bonuses for 2015 of $201,770 to Dr. Schotzinger, $111,390 to Dr. Katz and $113,062 to Dr. Tavakkol, in each case based on achievement of corporate goals, with such amounts representing 135% of the bonus target.

Equity Incentives

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our compensation committee and board of directors will periodically review the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them.

During 2015, we granted profits interests to our named executive officers pursuant to our 2011 Equity Incentive Plan, which we refer to as the 2011 Plan, as set forth in the table below. These profits interests vest as to 25% of the award on the first anniversary of the applicable commencement date and monthly thereafter in equal amounts through the fourth anniversary of such vesting commencement date. These profits interests will convert into shares of common stock upon the Conversion as described under “Effects of Conversion” below:

	Viamet Holdings Profits Interests
Name	Grant Date	Profits Interests
Robert J. Schotzinger, M.D., Ph.D.	February 24, 2015	731,574	(1)
	October, 13, 2015	1,161,069	(2)
Richard D. Katz, M.D., M.B.A.	February 24, 2015	146,309	(1)
	October, 13, 2015	232,213	(2)
Amir Tavakkol, Ph.D.	February 24, 2015	578,381	(1)
	October, 13, 2015	425,007	(2)

(1)	25% of the unvested shares under this grant vested on October 15, 2015 with the remainder scheduled to vest in approximately equal monthly installments through October 15, 2018.
(2)	25% of the unvested shares under this grant are scheduled to vest on April 15, 2016 with the remainder scheduled to vest in approximately equal monthly installments through April 15, 2019.

In the future, our employees and executives will be eligible to receive stock options and other stock-based awards pursuant to our 2016 Incentive Plan described below.

Outstanding Equity Awards At Year End

The following table sets forth information regarding outstanding profits interests held as of December 31, 2015 by our named executive officers. All of these profits interests will be converted into shares of common stock upon the Conversion; see “Effects of Conversion” below for information on the conversion of these profits interests to shares of common stock.

	Stock Awards (Profits Interests)
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Robert J. Schotzinger, M.D., Ph.D.	75,309	(2)
	96,732	(3)
	218,373	(4)
	394,952	(5)
	518,199	(6)
	1,161,069	(7)
Richard D. Katz, M.D., M.B.A.	14,259	(8)
	16,363	(2)
	21,023	(3)
	27,038	(4)
	78,991	(5)
	103,636	(6)
	232,213	(7)
Amir Tavakkol, Ph.D.	409,687	(6)
	425,007	(7)

(1)	Our profits interests did not have a closing market price as of December 31, 2015. We have estimated the market value of the unvested stock awards based on an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover of this prospectus.
(2)	The unvested shares are scheduled to vest in approximately equal monthly installments through February 13, 2017.
(3)	The unvested shares are scheduled to vest in approximately equal monthly installments through June 30, 2017.
(4)	The unvested shares are scheduled to vest in approximately equal monthly installments through October 31, 2017.
(5)	The unvested shares are scheduled to vest in approximately equal monthly installments through October 14, 2018.
(6)	The unvested shares are scheduled to vest in approximately equal monthly installments through October 15, 2018.
(7)	25% of the unvested shares under this grant are scheduled to vest on April 15, 2016 with the remainder scheduled to vest in approximately equal monthly installments through April 15, 2019.
(8)	These unvested shares are scheduled to vest in approximately equal monthly installments through February 8, 2016.

Effects of Conversion

Upon the Conversion, all outstanding profits interest awards of Viamet Holdings will convert into common stock of Viamet Pharmaceuticals Corp. To the extent a profits interest award is subject to vesting, the common stock issued upon conversion will be subject to the same vesting schedule. In addition, upon the Conversion, Viamet Pharmaceuticals Corp. will issue stock options under the 2016 Plan to all employees, including the named executive officers, such that the total shares issued to the employee upon the conversion of the profits interests and upon exercise of the options equals such employee’s percentage ownership in Viamet Holding immediately prior to the Conversion. The table below shows the number of shares of common stock that will be issued upon Conversion for the profits interests held by each named executive officer and the number of shares subject to stock options to be granted to the named executive officer upon the Conversion, assuming a per share price of $        , which is the mid-point of the estimate price range set forth on the cover of this prospectus:

Name	Total Profits Interests Held as of December 31, 2015	Number of Shares of Common Stock to be issued upon Conversion	Number of Shares of Common Stock underlying Stock Options granted upon Conversion
Robert J. Schotzinger, M.D., Ph.D.	5,016,942
Richard D. Katz, M.D., M.B.A.	1,003,388
Amir Tavakkol, Ph.D.	1,003,388

Employment Agreements

In connection with the Conversion, we will enter into employment agreements with each of our executive officers, including each of our named executive officers. All of our executive officers are employed at will and will remain employed at will following entry into his new employment agreement.

Under the employment agreements, Dr. Schotzinger will receive an initial base salary of $             and will be eligible for a cash bonus of up to             % of his annual base salary to be determined by the board of directors or the compensation committee, Dr. Katz will receive an initial base salary of $             and will be eligible for a cash bonus of up to             % of his annual base salary to be determined by the board of directors or the compensation committee and Dr. Tavakkol will receive an initial base salary of $             and will be eligible for a cash bonus of up to             % of his annual base salary to be determined by the board of directors of the compensation committee. In addition, under the employment agreements, each of Drs. Schotzinger, Katz and Tavakkol is eligible, upon execution and effectiveness of a release of claims, for severance payments under our executive severance plan if we terminate his employment without cause or he terminates his employment for good reason.

The following table summarizes the schedule of severance payments our executive officers would receive pursuant to our executive severance plan in the event of a qualifying termination, either prior to or more than 12 months after, a “Change of Control” of our company, as defined in such plan, or within 12 months following such a Change of Control. Qualifying terminations occur in the event of a termination without Cause by the company or a termination with Good Reason by the executive.

Scenario and Executive Level	Salary Continuation	Bonus	Continuation of Employer Portion of Medical, Dental and Vision Benefit Premiums	Acceleration of Unvested Equity
Prior to a Change in Control or more than 12 months after a Change in Control
President and Chief Executive Officer	12 months	None	12 months	None
Other Executive Officer	12 months	None	12 months	None
Within 12 Months following a Change in Control
President and Chief Executive Officer	18 months	150% of target	18 months	100%
Other Executive Officer	12 months	100% of target	12 months	100%

The following definitions will be adopted in our executive severance plan:

“Change in Control” means:

(i) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership of any capital stock of Viamet, if, after such acquisition, such individual, entity or group beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 50% or more of either (x) the then-outstanding shares of common stock of Viamet or (y) the combined voting power of the then-outstanding securities of Viamet entitled to vote generally in the election of directors; provided, however, that any acquisition directly from the company will not be a Change in Control, nor will any acquisition by any individual, entity, or group pursuant to a Business Combination (as defined below) which complies with subclauses (x) and (y) of clause (ii) of this definition; or

(ii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the company or a sale or other disposition of all or substantially all (i.e., in excess of 85%) of the assets of the company, or a “Business Combination,” unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the then-outstanding shares of common stock of Viamet and the combined voting power of the then-outstanding securities of Viamet entitled to vote generally in the election of directors immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include a corporation that as a result of such transaction owns Viamet or substantially all of Viamet’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership of the then-outstanding shares of common stock and the combined voting power of the then- outstanding securities entitled to vote generally in the election of directors, respectively, immediately prior to such Business Combination and (y) no individual, entity or group beneficially owns, directly or indirectly, more than 50% of the then-outstanding shares of common stock of the acquiring corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination);

provided that, where required by Section 409A, the event that occurs is also a “change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation” as defined in Treasury Reg. §1.409A-3(i)(5). For the avoidance of doubt, a public offering of the securities of Viamet is not a Change in Control.

“Cause” means any of the following: the executive’s (i) fraud; (ii) material misrepresentation to any regulatory agency, governmental authority, outside or internal auditors, internal or external Viamet counsel, or the board of directors concerning the operation or financial status of Viamet or of any of its subsidiaries and affiliates; (iii) theft or embezzlement of assets of Viamet or any of its subsidiaries or affiliates; (iv) conviction, or plea of guilty or nolo contendere to any felony (or to a felony charge reduced to a misdemeanor), or, with respect to the executive’s employment, to any misdemeanor (other than a traffic violation); (v) material failure to follow Viamet’s policies; (vi) material breach of the employment agreement or the confidentiality or non-competition and non-solicitation agreement; and/or (vii) continued failure to attempt in good faith to perform the executive’s duties as reasonably assigned by the chief executive officer, or the board of directors (in the case of the chief executive officer).

“Good Reason” means, the occurrence, without the executive’s prior written consent, of any of the following events:

•	in the case of the chief executive officer or chief financial officer, any material diminution in the executive’s authority, duties or responsibilities with Viamet;

•	a material reduction in the executive’s base salary, except in connection with an across-the- board reduction in base salary affecting all of the senior executives of Viamet on a substantially similar basis;

•	Viamet’s requiring the executive to perform his principal services primarily in a geographic area more than 45 miles from the current principal headquarters (or as moved in prior periods with the executive’s prior written consent), unless the place of required performance is closer to the executive’s then principal residence than was the prior place of required performance; or

•	a material breach by Viamet of any material provision of the employment agreement.

No resignation will be treated as resignation for Good Reason unless (1) the executive has given written notice to Viamet of his intention to terminate his employment for Good Reason, describing the grounds for such action, no later than 90 days after the first occurrence of such circumstances, (2) the executive has provided Viamet with at least 30 days in which to cure the circumstances, and (3) if Viamet is not successful in curing the circumstance, the executive ends his employment within 15 days following the cure period.

Other Agreements

We have also entered into nondisclosure agreements with each of our named executive officers. Under the nondisclosure agreements, each named executive officer has agreed to protect our confidential and proprietary information during and after his employment with Viamet. Additionally, each named executive officer has entered into a non-competition and non-solicitation agreement, which prohibits him from competing with us and soliciting or hiring our employees for a period of one year following the end of his employment with us.

Stock Option and Other Compensation Plans

2011 Equity Incentive Plan

The 2011 Plan provides for the grant of incentive awards of our common B shares or common C shares, which we call profits interests, or any other class of equity authorized and designated by our board of directors as incentive equity. Our directors, employees and consultants and those of our majority-owned subsidiaries are eligible to receive awards under the 2011 Plan. Such awards are further governed by the LLC Agreement, which provides that grants of our equity awards are subject to vesting as determined by our board of directors. This plan will terminate upon the Conversion.

Equity awards granted to officers and employees are required to vest over a period of no less than four years, with no more than 25% vesting within a period of one year from the date of grant or hire, and the balance vesting in equal amounts over the remaining three year period, except as otherwise approved by our board of directors. Any such equity awards of our membership interests are intended to qualify as “profits interests” within the meaning of Revenue Procedure 93-27 as clarified by Revenue Procedures 2001-43. In accordance with the terms of the 2011 Plan, our board of directors, or a committee appointed thereby, administers the 2011 Plan and, subject to any limitations in the 2011 Plan, has the authority in its discretion to:

•	determine to whom awards may be granted;

•	determine the time or times at which awards may be granted (which may be based on performance criteria);

•	determine the number of profits interests subject to any award;

•	determine whether restrictions, such as repurchase options, are to be imposed on awards, and the nature of such restrictions, if any;

•	approve forms of agreement for use under the 2011 Plan;

•	determine the participation threshold for the profits interests granted under the 2011 Plan;

•	accelerate vesting on any award, waive any forfeiture restrictions, or waive any other limitation or restriction with respect to any award;

•	modify or amend each award, subject to certain limitations;

•	construe and interpret the 2011 Plan and awards granted thereunder and prescribe and rescind rules and regulations relating to the 2011 Plan; and

•	make all other determinations necessary or advisable for the administration of the 2011 Plan.

As of February 29, 2016, 16,801,094 profits interests had been issued under the 2011 Plan, and an additional 2,163,981 profits interests were authorized for future issuance under the LLC Agreement. Upon the Conversion, the 2011 Plan will terminate and each participant in the 2011 Plan will have his or her profits interests converted into Viamet common stock, which conversion will be based on the issuance price of our common stock in the offering. Accordingly, as of the consummation of the offering, there will be              shares of common stock outstanding in respect of awards under the 2011 Plan that have converted into common stock awarded under the 2016 Incentive Plan, based on an assumed initial offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

2016 Incentive Plan

Our board of directors and our stockholders approved the 2016 Incentive Plan, or the 2016 Plan, which will become effective upon the Conversion. The 2016 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards. The number of shares of our common stock that are reserved for issuance under the 2016 Plan is the sum of (1)             shares of common stock; plus (2) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2017 and continuing until the termination of the plan, equal to the lesser of 4% of the number of shares of our common stock outstanding on the first day of the fiscal year and an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2016 Plan; however, incentive stock options may only be granted to our employees.

Pursuant to the terms of the 2016 Plan, our board of directors (or a committee delegated by our board of directors) will administer the 2016 Plan and, subject to any limitations set forth in the 2016 Plan, will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the type of options to be granted;

•	the exercise price of options, which price must be at least equal to the fair market value of our common stock on the date of grant;

•	the duration of options, which may not be in excess of ten years;

•	the methods of payment of the exercise price of options; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years), if any.

If our board of directors delegates authority to an executive officer to grant awards under the 2016 Plan, the executive officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, our board of directors is required by the 2016 Plan to make equitable adjustments, in a manner determined by our board of directors, to:

•	the number and class of securities available and the share counting rules under the 2016 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and measurement price of each outstanding stock appreciation right;

•	the number of shares and the repurchase price per share subject to each outstanding restricted stock award or restricted stock unit award; and

•	the share and per-share related provisions and purchase price, if any, of any outstanding other stock-based award.

Upon a merger or other reorganization event (as defined in our 2016 Plan), our board of directors may, in its sole discretion, take any one or more of the following actions pursuant to the 2016 Plan as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards will be assumed or substituted by the successor corporation (or an affiliate thereof);

•	upon written notice to a participant, provide that the participant’s unvested and/or unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of exercise, measurement or purchase price thereof and any applicable tax withholdings).

Our board of directors does not need to take the same action with respect to all awards and may take different actions with respect to portions of the same award.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2016 Plan after                 , 2026. Our board of directors may amend, suspend or terminate the 2016 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate, beginning on the first day of the month following commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit and have the amount of the reduction contributed to the 401(k) plan. Currently, we do not match employee contributions.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Limitation of Liability and Indemnification

As permitted by Delaware law, we will adopt provisions in our certificate of incorporation, which will be effective as of the closing date of this offering, that limit or eliminate the personal liability of our directors. Our certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation that will be effective as of the closing date of this offering will also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

•	we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation that will be effective as of the closing date of this offering are not exclusive. In addition, we have entered into indemnification agreements with our directors and executive officers. These indemnification agreements require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, which we refer to as the Securities Act, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Director Compensation

We currently do not have a formal non-employee director compensation policy. Since 2013, we have paid Dr. von Eschenbach an annual retainer of $25,000 for his service on our board of directors. Since October 2014, we have paid Mr. Ingram an annual retainer of $40,000 for his service on our board of directors. In addition, we granted Mr. Ingram and Dr. von Eschenbach profits interest awards from time to time. Upon completion of the Conversion prior to this offering, Dr. von Eschenbach’s profits interests will convert into              shares of common stock and Mr. Ingram’s profits interests will convert into              shares of common stock, in each case after accounting for the applicable strike price or profits interest threshold value. The shares of common stock will remain subject to the same vesting schedules that currently apply to the profits interests held by Dr. von Eschenbach and Mr. Ingram. In addition, upon the Conversion, Dr. von Eschenbach and Mr. Ingram will be granted options under our 2016 Plan to purchase              shares of common stock and              shares of common stock, respectively, with an exercise price equal to the price per share offered to the public in this offering and having the same vesting schedules as currently apply to the unvested profits interests. None of our other non-employee directors received any compensation from us. In addition, we reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of directors and committee meetings.

The table below shows all compensation to our non-employee directors during 2015.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Robert Ingram	$40,000	$51,424	$91,424
Adrian Howd	—	—	—
G. Kelly Martin	—	—	—
Douglas B. Reed	—	—	—
S. Edward Torres	—	—	—
Philip R. Tracy	—	—	—
Andrew C. von Eschenbach	$25,000	$32,527	$57,527
Steven D. Weinstein	—	—	—
Kristopher A. Wood	—	—	—

(1)	In February 2015 and October 2015, our board of directors granted 73,188 and 116,106 profits interests, respectively, to Dr. von Eschenbach. The fair value of the February grant was $0.22 and the grant vests in 24 equal monthly installments through October 15, 2016. The fair value of the October 2015 grant was $0.41 and the grant vests in 24 equal monthly installments through April 15, 2017. In October 2015, our board of directors granted 501,694 profits interests to Mr. Ingram. The grant date fair value was $0.41 and the grant vests in 24 equal monthly installments through October 15, 2016. The amounts shown in the table reflect the grant date fair values for the awards granted during 2015. The grant date fair values were computed in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation. See Note 8 to our financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Valuation of Financial Instruments and Equity Based Compensation” regarding assumptions underlying the valuation of equity awards.

The aggregate number of profits interest held by each director at December 31, 2015 was: (i) for Mr. Ingram 501,694 shares; and (ii) for Dr. von Eschenbach 501,694 shares. These profits interests will convert into shares of common stock upon the Conversion as described above under “Executive Compensation—Effects of Conversion.”

We do not pay any compensation to our President and Chief Executive Officer in connection with his service on our board of directors. The compensation that we pay to our President and Chief Executive Officer is discussed in the “Executive Compensation” section of this prospectus.

In                      2016, our board of directors approved a compensation policy for our non-employee directors that will become effective upon the closing of this offering. This policy is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders. Under this director compensation program, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of the board and the chairman of each committee will receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors and no fee shall be payable in respect of any period prior to the closing of this offering. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Fee	Chairman Annual Fee
Board of Directors	$35,000	$65,000
Audit Committee	7,500	15,000
Compensation Committee	7,000	12,000
Nominating and Corporate Governance	3,750	7,500

We will also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of director and committee meetings.

In addition, under our director compensation program, on the date of the first board meeting held after each annual meeting of stockholders, each non-employee director serving on our board of directors will receive an option to purchase that number of shares of our common stock having a value on the date of grant (on a Black-Scholes basis) equal to $                . Unless otherwise provided at the time of grant, the option will be fully vested on the date of grant. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

The following is a description of transactions since January 1, 2013 in which we, and in which any of our directors, executive officers or beneficial owners of more than 5% of our voting securities, or affiliates or immediate family members of any of our directors, executive officers or beneficial owners of more than 5% of our voting securities, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unrelated third parties.

Series C1 Preferred Share Financing

From February 2013 through February 2014, we issued and sold an aggregate of 19,130,434 series C1 preferred shares in four tranches for an aggregate purchase price of $11.7 million (after allocation of amounts in the Spin-off). The series C1 preferred shares were accompanied by warrants to purchase an additional 2,869,566 series C1 preferred shares at an exercise price equal to the issue price.

The following table sets forth the aggregate number of series C1 preferred shares and warrants that we issued to our officers, directors and 5% stockholders and their respective affiliates.

Purchaser	Series C1 Preferred Shares	Warrants to Purchase Series C1 Preferred Shares	Aggregate Purchase Price
Novartis Bioventures Ltd.(1)	6,226,012	933,902	$3,820,318.02
Lilly Ventures Fund I LLC(2)	5,437,097	815,565	$3,336,913.29
Intersouth Partners VI, L.P.(3)	2,313,300	346,996	$1,419,412.86
Entities affiliated with Hatteras Venture Partners(4)	3,095,846	464,376	$1,899,602.20
Lurie Investment Fund, L.L.C.(5)	2,058,179	308,727	$1,262,883.61

(1)	Steven D. Weinstein, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. See “Principal Stockholders.”
(2)	S. Edward Torres, a member of our board of directors, is a venture partner at Lilly Ventures Fund I LLC. See “Principal Stockholders.”
(3)	Philip R. Tracy, a member of our board of directors, is a venture partner at Intersouth Associates VI, LLC and is affiliated with this entity. See “Principal Stockholders.”
(4)	Consists of (a) 2,173,806 series C1 preferred shares and warrants to purchase an additional 326,070 series C1 preferred shares purchased by Hatteras Venture Partners III, LP, (b) 197,403 series C1 preferred shares and warrants to purchase an additional 29,610 series C1 preferred shares purchased by Hatteras Venture Affiliates III, LP and (c) 724,637 series C1 preferred shares and warrants to purchase an additional 108,696 series C1 preferred shares purchased by Hatteras NC Fund, LP. Dr. Douglas B. Reed and Mr. Robert A. Ingram, who are members of our board of directors, are General Partners in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP. See “Principal Stockholders.”
(5)	In April 2014, Lurie Investment Fund, L.L.C. transferred all of its holdings to A&B Equity Holdings, LLC pursuant to a transfer agreement. Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC.

Series C2 and C3 Preferred Share Financing

On July 18, 2014, we issued an aggregate of 8,695,652 series C2 preferred shares in exchange for the relinquishment of 8,695,652 series C1 preferred shares by certain of our existing preferred stockholders who participated in the fifth tranche of series C1 financing in February 2014. On July 18, 2014, we also issued and sold an aggregate of 4,347,826 series C3 preferred shares for an aggregate purchase price of $5.0 million.

The following table sets forth the aggregate number of series C2 and C3 preferred shares that we issued to our officers, directors and 5% stockholders and their respective affiliates.

Purchaser	Series C2 Preferred Shares	Series C3 Preferred Shares	Series C3 Purchase Price
Novartis Bioventures Ltd.(1)	2,828,653	1,414,326	$975,884.94
Lilly Ventures Fund I LLC(2)	2,475,071	1,237,535	$853,899.15
Intersouth Partners VI, L.P.(3)	1,050,699	525,350	$362,491.50
Entities affiliated with Hatteras Venture Partners(4)	1,406,335	703,168	$485,185.92
A&B Equity Holdings, LLC(5)	934,894	467,447	$322,358.43

(1)	Steven D. Weinstein, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. See “Principal Stockholders.”
(2)	S. Edward Torres, a member of our board of directors, is a venture partner at Lilly Ventures Fund I LLC. See “Principal Stockholders.”
(3)	Philip R. Tracy, a member of our board of directors, is a venture partner at Intersouth Associates VI, LLC and is affiliated with this entity. See “Principal Stockholders.”
(4)	Consists of (a) 1,023,533 series C2 preferred shares and 511,766 series C3 preferred shares issued to Hatteras Venture Partners III, LP, (b) 92,947 series C2 preferred shares and 46,474 series C3 preferred shares issued to Hatteras Venture Affiliates III, LP and (c) 289,855 series C2 preferred shares and 144,928 series C3 preferred shares issued to Hatteras NC Fund, LP. Dr. Douglas B. Reed and Mr. Robert A. Ingram, who are members of our board of directors, are General Partners in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP. See “Principal Stockholders.”
(5)	Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC.

2014 Corporate Reorganization

We are currently a Delaware limited liability company named Viamet Pharmaceuticals Holdings, LLC. From December 2011 through October 2014, we operated two main businesses: the prostate business and the human antifungal business. In October 2014, we spun off the prostate cancer business, along with a collaboration program not associated with the human antifungal business, collectively referred to as the prostate business. In the transaction, which we refer to as the Spin-off, we distributed the equity interests in Innocrin Pharmaceuticals Holdings, LLC, or Innocrin Holdings, a wholly-owned subsidiary, to holders of our shares on a pro rata basis.

The material agreements that we entered into with Innocrin Holdings or its subsidiary Innocrin Pharmaceuticals, Inc., together referred to as Innocrin, in connection with the Spin-off are summarized below. As a result of the Spin-off, members of our board of directors, or entities affiliated with them, own substantially all of the equity interests of Innocrin and the following members of our board of directors serve on the board of directors of Innocrin Holdings and the board of directors of Innocrin Pharmaceuticals, Inc.: Drs. Reed, Schotzinger and von Eschenbach and Mssrs. Torres, Weinstein and Wood, who collectively represent a majority of the members of the board of directors of Innocrin Holdings and the board of directors of Innocrin Pharmaceuticals, Inc. At the time of the Spin-off, we entered into an amendment to the LLC Agreement that specified the allocation of Innocrin shares in the distribution among our shareholders and the allocation of unpaid preference balances between Viamet and Innocrin preferred shares following the Spin-off. The then-current conversion price of preferred shares was divided and allocated between the two entities in proportion to the funding requirements of the two businesses. The separation and distribution agreement contained the key provisions governing the Spin-off, including our separation of the prostate business. The other agreements referenced in the separation and distribution agreement governed various interim and ongoing relationships between Innocrin and us following the completion of the Spin-off. These agreements included the following, each of which is summarized below:

•	the transition services agreement;

•	the employee matters agreement;

•	the Metallophile Technology license agreement; and

•	a license agreement enabling certain collaboration obligations of Innocrin.

Separation and Distribution Agreement

The separation and distribution agreement contained the key provisions relating to the separation of our business from the prostate business and the Spin-off of Innocrin. The separation and distribution agreement effected the allocation and transfer of assets and liabilities between Innocrin and Viamet and described when and how these transfers occurred. The separation and distribution agreement also governed the rights and obligations of Innocrin and our company regarding the subsequent distribution of Innocrin membership interests to the members of Viamet Holdings. Pursuant to the separation and distribution agreement, Innocrin was required to cooperate with us to accomplish the distribution and, at our direction, to promptly take any and all actions necessary or desirable to effect the distribution. Under the separation and distribution agreement, we agreed to indemnify Innocrin and its representatives and affiliates for certain losses that may be suffered by Innocrin or its representatives or affiliates, and Innocrin agreed to indemnify Viamet and our representatives and affiliates for certain losses that may be suffered by our company or our representatives or affiliates. In general, neither Innocrin nor we represented or warranted as to the condition or quality of any assets transferred, the liabilities assumed, or any other matters relating to either business. Except as set forth in the separation and distribution agreement, we received all assets in connection with the contribution on an “as is, where is” basis.

Under the separation and distribution agreement, Innocrin agreed, subject to certain limitations, not to engage, anywhere in the world, in any manner, directly or indirectly, in the discovery, development or commercialization of inhibitors of CYP51 until the earliest of the date three years after the effective date of such agreement, the date on which certain of Innocrin’s rights under the Metallophile Technology license agreement become nonexclusive or terminate and the date Viamet and its subsidiaries are no longer engaged in such business.

Transition Services Agreement

We entered into a transition services agreement with Innocrin pursuant to which we provided certain transitional services to Innocrin, such as consulting services, administrative support and use of Viamet’s facilities, and Innocrin provided certain transitional services to us, such as consulting services. Innocrin and we also agreed to provide each other with additional services that we may identify in the future. The agreement provided for a term of up to one year following the Spin-off. These services were provided for a fee.

Innocrin and we agreed to perform the transitional services in a manner substantially similar in scope, quality and nature to that which the providing party uses in servicing its own business. All obligations under the transition services agreement were completed during 2015, and the agreement expired in accordance with its terms.

Employee Matters Agreement

We entered into an employee matters agreement with Innocrin that addressed employment, compensation and benefits matters. The employee matters agreement addressed the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate. The employee matters agreement also governed the transfer of employees between Innocrin and us in connection with the Spin-off, and also set forth certain obligations for reimbursements and indemnities between Innocrin and us. All obligations under the employee matters agreement were completed during 2015.

Metallophile Technology License Agreement

We entered into a Metallophile Technology license agreement with Innocrin that granted Innocrin a perpetual license to use the Metallophile Technology in the discovery, development and commercialization of compounds, including but not limited to the prostate candidate or any derivatives, which target the inhibition of the metalloenzyme CYP17, for human or veterinary therapeutic, prophylactic, or diagnostic use. Under the agreement, Innocrin owns any discoveries of CYP17-related inhibitors made using the Metallophile Technology and any intellectual property that covers these discoveries.

Collaboration Enabling License Agreement

We entered into a license agreement with Innocrin that granted Innocrin with a license to only those rights under Viamet’s intellectual property (including the Metallophile Technology) as are necessary to perform its obligations under the collaboration with DAS that remained at Innocrin. Pursuant to the agreement, Innocrin may sublicense those rights (other than the Metallophile Technology itself, which may only be used by Innocrin) to DAS to the extent necessary under the DAS collaboration. Additionally, under the agreement, Innocrin will grant us rights for non-competing uses under certain Innocrin intellectual property (primarily intellectual property covering certain compounds developed during the collaboration for which intellectual property rights are controlled by DAS) and, subject to payment of a 0.5% royalty on net sales of any products incorporating such compounds and covered by patents included in such license grant. Each party also has certain rights to exclude the other from the development of compounds identified as a product candidate by such party. The agreement, including any royalty obligations, will expire upon the later of expiration of our patents sublicensed to DAS under the collaboration or those patents, controlled by DAS, sublicensed to us under this license from Innocrin, provided that the license agreement will terminate upon any early termination of the DAS agreement, subject to certain surviving rights. Upon expiration of the agreement, each party will have a perpetual right to commercialize any products developed using licensed technology.

Series D Preferred Share Financing

In October 2014, April 2015 and February 2016, we issued and sold an aggregate of 44,275,735 series D preferred shares in three tranches at a purchase price of $1.78 per share (other than shares issued in exchange for Series C3 preferred shares, as described below) and an aggregate purchase price of approximately $76 million. Of the total series D preferred shares issued, 42,563,009 shares were purchased for cash and 1,712,726 shares were issued in exchange for the relinquishment of series C3 preferred shares by our preferred investors that participated in the Series C2 and C3 financing described above. All outstanding shares and accrued dividends of Series C3 Preferred were exchanged for shares of Series D Preferred.

The following table sets forth the aggregate number of series D preferred shares that we issued to our officers, directors and 5% stockholders and their respective affiliates.

Purchaser	Series D Preferred Shares	Aggregate Cash Purchase Price
Malin J1 Limited(1)	42,184,747	$75,088,849.50
Novartis Bioventures Ltd.(2)	697,252	249,395.80
Lilly Ventures Fund I LLC(3)	610,095	218,220.88
Intersouth Partners VI, L.P.(4)	206,949	—
Entities affiliated with Hatteras Venture Partners(5)	346,245	123,263.22
A&B Equity Holdings, LLC(6)	230,447	82,426.46

(1)	G. Kelly Martin and Adrian Howd, members of our board of directors, are executive directors of Malin Corporation plc, an affiliate of Malin J1 Limited. In addition, Robert A. Ingram, a member of our board of directors, is a non-executive director of Malin Corporation plc. See “Principal Stockholders.”
(2)	Steven D. Weinstein, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. See “Principal Stockholders.”
(3)	S. Edward Torres, a member of our board of directors is a venture partner at Lilly Ventures Fund I LLC. See “Principal Stockholders.”
(4)	Philip R. Tracy, a member of our board of directors, is a venture partner at Intersouth Associates VI, LLC and is affiliated with this entity. See “Principal Stockholders.”
(5)	Consists of (a) 265,082 series D preferred shares purchased by Hatteras Venture Partners III, LP, (b) 24,072 series D preferred shares purchased by Hatteras Venture Affiliates III, LP and (c) 57,091 series D preferred shares purchased by Hatteras NC Fund, LP. Dr. Douglas B. Reed and Robert A. Ingram, members of our board of directors, are General Partners in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP. See “Principal Stockholders.”
(6)	Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC.

Corporate Conversion

Prior to this offering, in the Conversion, we will convert into a Delaware corporation and change our name to Viamet Pharmaceuticals Corp. As a result, we will adopt a plan of conversion with our shareholders that provides that the conversion to a corporation take the form of a statutory conversion, and also provides that the conversion will occur prior to the closing of this offering without any further action on the part of our board of directors or shareholders. In connection with the Conversion, our equity securities will be converted as follows:

•	holders of series 1 preferred shares in Viamet Holdings will receive one share of series 1 preferred stock for each series 1 preferred share held immediately prior to the Conversion;

•	holders of series 2 preferred shares in Viamet Holdings will receive one share of series 2 preferred stock for each series 2 preferred share held immediately prior to the Conversion;

•	holders of series A preferred shares in Viamet Holdings will receive one share of series A preferred stock for each series A preferred share held immediately prior to the Conversion;

•	holders of series B preferred shares in Viamet Holdings will receive one share of series B preferred stock for each series B preferred share held immediately prior to the Conversion;

•	holders of series C1 preferred shares in Viamet Holdings will receive one share of series C1 preferred stock for each series C1 preferred share held immediately prior to the Conversion;

•	holders of series C2 preferred shares in Viamet Holdings will receive one share of series C2 preferred stock for each series C2 preferred share held immediately prior to the Conversion;

•	holders of series D preferred shares in Viamet Holdings will receive one share of series D preferred stock for each series D preferred share held immediately prior to the Conversion; and

•	outstanding common shares in Viamet Holdings will be converted into shares of common stock and, if such outstanding common shares were profits interests subject to time-based vesting at the time of the Conversion, the resulting shares of common stock will continue to be subject to time-based vesting to the same extent as such outstanding common shares were subject to time-based vesting prior to the Conversion.

Following the Conversion, we will consummate the initial public offering of our common stock. Upon closing of our initial public offering, all of the shares of preferred stock issued to our shareholders in the Conversion will convert into shares of our common stock. Purchasers in this offering will only receive shares of our common stock.

Upon completion of the Conversion and this offering, and based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), the former holders of our membership interests will beneficially own an aggregate of approximately     % of our common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full). See “Description of Capital Stock” for additional information regarding the terms of our certificate of incorporation and bylaws that will be in effect upon the completion of this offering.

Agreements with Our Shareholders

In conjunction with our December 2011 reorganization into a limited liability structure, the members of Viamet Holdings entered into a limited liability company agreement, or the LLC Agreement, which governs our operations prior to the consummation of the Conversion. The LLC Agreement sets forth the authorized classes of Viamet Holdings equity securities, the allocation of profits and losses among the classes and the preferences of the preferred classes. The LLC Agreement also sets forth the rights of and restrictions on members, including rights with respect to the election of directors, management and certain transfer restrictions on the holders of shares. The LLC Agreement includes indemnification and exculpation provisions applicable to the directors, officers, members, employees and agents of Viamet Holdings. Concurrent with the consummation of the Conversion, the LLC Agreement will be terminated.

We have also entered into an investors’ rights agreement and share sale agreement with certain holders of our membership interests. The investors’ rights agreement provides for registration rights, preemptive rights and transfer restrictions in respect of securities held by certain holders of our capital stock. The share sale agreement provides for rights of first refusal and co-sale rights in respect of sales of securities by certain holders of our capital stock. The preemptive rights, transfer restrictions, rights of first refusal and co-sale rights under these agreements do not apply to this offering, and the investors’ rights agreement and the share sale agreement will be terminated upon the Conversion.

In connection with the Conversion, we intend to enter into a registration rights agreement with certain holders of our capital stock. See the “Description of Capital Stock—Registration Rights” section of this prospectus for a further discussion of these arrangements.

Severance and Change in Control Agreements

See the “Executive and Director Compensation—Employment Agreements” section of this prospectus for a further discussion of these arrangements.

Indemnification of Officers and Directors

Our certificate of incorporation that will be effective as of the closing date of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the “Executive and Director Compensation—Limitation of Liability and Indemnification” section of this prospectus for a further discussion of these arrangements.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, which will become effective upon the closing of this offering, to set forth policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Our related person transaction policy contains exceptions for any transaction or interest that is not considered a related person transaction under SEC rules as in effect from time to time. In addition, the policy provides that an interest arising solely from a related person’s position as an executive officer of another entity that is a participant in a transaction with us will not be subject to the policy if each of the following conditions is met:

•	the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity;

•	the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction with us and do not receive any special benefits as a result of the transaction; and

•	the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction.

The policy provides that any related person transaction proposed to be entered into by us must be reported to our General Counsel and will be reviewed and approved by our audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction whenever practicable. The policy provides that if our chief financial officer determines that advance approval of a related person transaction is not practicable under the circumstances, our audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee. The policy also provides that, alternatively, our chief financial officer may present a related person transaction arising in the time period between meetings of the audit committee to the chair of and audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

In addition, the policy provides that any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

The policy provides that transactions involving compensation of executive officers will be reviewed and approved by our compensation committee in the manner to be specified in the charter of the compensation committee.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in the policy after full disclosure of the related person’s interests in the transaction. As appropriate for the circumstances, the policy provides that the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business of our company;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than the terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The policy provides that the audit committee will review all relevant information available to it about the related person transaction. The policy provides that the audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The policy provides that the audit committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of February 29, 2016 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, including warrants that are currently exercisable or exercisable within 60 days after February 29, 2016. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to community property laws, where applicable. The information is not necessarily indicative of beneficial ownership for any other purpose.

The number of shares beneficially owned in the following table assumes completion of the Conversion and conversion into common stock of the preferred stock issued in the Conversion, and assumes that profits interests in Viamet Holdings convert at a rate of one share of common stock for each profits interest share. The percentage ownership calculations for beneficial ownership prior to this offering are based on 110,347,896 shares outstanding as of February 29, 2016, assuming completion of the Conversion and conversion into common stock of the preferred stock issued in the Conversion. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Viamet Pharmaceuticals Corp., 4505 Emperor Blvd., Suite 300, Durham, NC 27703. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or Greater Stockholders
Malin J1 Limited(1)	42,184,747	38.2%
2 Harbour Square, Crofton Road Co. Dublin, Ireland

Novartis Bioventures Ltd.(2)	14,240,297	12.9%
131 Front Street Hamilton, HM 12, Bermuda

Lilly Ventures Fund I LLC(3)	12,431,327	11.3%
115 W. Washington Street, Suite 1680 South Indianapolis, IN 46204

Entities affiliated with Hatteras Venture(4)	8,597,223	7.8%
280 S. Mangum Street, Suite 350 Durham, NC 27701

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Intersouth Partners VI, L.P.(5)	6,934,148	6.3%
102 City Hall Plaza, Suite 200 Durham, NC 27701

A&B Equity Holdings, LLC(6)	5,749,257	5.2%
2 N. Riverside Plaza, Suite 1240 Chicago, IL 60606

Named Executive Officers and Directors
Robert J. Schotzinger, M.D., Ph.D.(7)	5,016,942	4.5%
Richard D. Katz, M.D.(8)	1,003,388	*
Amir Tavakkol, Ph.D.(9)	1,003,388	*
Robert A. Ingram(1)(4)(10)	9,098,917	8.2%
Adrian Howd(1)	—	0%
G. Kelly Martin(1)	—	0%
Douglas B. Reed, M.D.(4)	8,597,223	7.8%
S. Edward Torres(3)	12,431,327	11.3%
Philip R. Tracy(5)	6,934,148	6.3%
Andrew C. von Eschenbach, M.D.(11)	501,694	*
Steven D. Weinstein(2)	14,240,297	12.9%
Kristopher A. Wood(6)	5,749,257	5.2%
All executive officers and directors as a group (14 persons)	57,986,134	52.5%

(1)	Consists of 42,184,747 shares of common stock issuable upon conversion of preferred stock held by Malin J1 Limited. The board of directors of Malin J1 Limited has voting and investment control over such shares. None of the members of its board of directors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. Mr. Martin and Dr. Howd, members of our board of directors, are executive directors of Malin Corporation plc, an affiliate of Malin J1 Limited. Mr. Ingram, a member of our board of directors, is a non-executive director of Malin Corporation plc. Dr. Howd and Mssrs. Martin and Ingram each disclaim beneficial ownership over such shares, except to the extent of any pecuniary interest therein.
(2)	Consists of 14,240,297 shares of common stock issuable upon conversion of preferred stock held by Novartis Bioventures Ltd., a Bermuda corporation. The board of directors of Novartis Bioventures Ltd. has sole voting and investment control and power over such shares. None of the members of its board of directors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. Mr. Weinstein, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. Mr. Weinstein will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Mr. Weinstein disclaims beneficial ownership of shares held by Novartis Bioventures Ltd., except to the extent of his pecuniary interest arising as a result of his employment by that affiliate. Novartis Bioventures Ltd. is an indirectly-owned subsidiary of Novartis AG.
(3)	Consists of 12,431,327 shares of common stock issuable upon conversion of preferred stock held by Lilly Ventures Fund I LLC (the “Fund”). Eli Lilly and Company, as Sole Managing Member of the Fund, and pursuant to the LLC Agreement of the Fund, has voting authority with respect to shares owned by the Fund. Mr. Torres is a non-managing member of Lilly Ventures Fund I LLC and has shared voting and shared investment power over such shares, and may be deemed the indirect beneficial owner of such shares. Mr. Torres disclaims beneficial ownership over such shares, except to the extent of any pecuniary interest therein.

(4)	Includes 444,244 and 30,756 shares of common stock and 6,813,963 and 606,773 shares of common stock issuable upon conversion of preferred stock held by Hatteras Venture Partners III, LP and Hatteras Venture Affiliates III, LP, respectively, and 701,487 shares of common stock issuable upon conversion of preferred stock held by Hatteras NC Fund, LP. Dr. Reed and Mr. Ingram, who are each members of our board of directors, are General Partners in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP, and thereby share voting and investment power over such shares of our common stock held by Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP with John Crumpler, Robert Ingram, Kenneth Lee and Clay Thorp, the other members of the general partner. Dr. Reed will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Dr. Reed and Mr. Ingram disclaim beneficial ownership of shares beneficially owned by Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP except to the extent of each of their pecuniary interests therein.
(5)	Consists of 100,000 shares of common stock and 6,834,148 shares of common stock issuable upon conversion of preferred stock held by Intersouth Partners VI, L.P. Dennis Dougherty and Mitch Mumma are the managing members of Intersouth Associates VI, LLC, the sole general partner of Intersouth Partners VI, L.P., and share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of our common stock held by Intersouth Partners VI, L.P. Philip R. Tracy, a member of our board of directors, is a venture partner at Intersouth Associates VI, LLC. Mr. Tracy disclaims beneficial ownership of all of the shares held by Intersouth Partners VI, L.P. except to the extent of his pecuniary interest therein.
(6)	Consists of 5,749,257 shares of common stock issuable upon conversion of preferred stock held by A&B Equity Holdings, LLC. Ann Lurie is the manager of A&B Equity Holdings, LLC and has sole power to vote or direct the voting of and to dispose or direct dispositions of the shares of our common stock held by A&B Equity Holdings, LLC. Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC. Mr. Wood disclaims beneficial ownership of shares held by A&B Equity Holdings, LLC, except to the extent of his pecuniary interest arising as a result of his position as the chief investment officer of Lurie Holdings, Inc. by A&B Equity Holdings, LLC.
(7)	Consists of 2,647,382 shares of common stock that have vested as of February 29, 2016 and 2,369,560 shares that remain subject to vesting.
(8)	Consists of 541,999 shares of common stock that have vested as of February 29, 2016 and 461,389 shares that remain subject to vesting.
(9)	Consists of 192,793 shares of common stock that have vested as of February 29, 2016 and 810,595 shares that remain subject to vesting.
(10)	Consists of 334,462 shares of common stock that have vested as of February 29, 2016 and 167,232 shares that remain subject to vesting.
(11)	Consists of 395,435 shares of common stock that have vested as of February 29, 2016 and 106,259 shares that remain subject to vesting.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated. The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of February 29, 2016, we had outstanding 110,347,896 shares of common stock, held of record by 55 stockholders, assuming the Conversion and completion of the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, except as otherwise disclosed below. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of February 29, 2016, no options to purchase shares of our common stock were outstanding.

Registration Rights

In connection with the Conversion, we and the holders of our existing preferred shares will enter into a registration rights agreement, or the Registration Rights Agreement. After this offering, the parties to the Registration Rights Agreement will be entitled to certain rights with respect to registration of shares of our common stock under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities will possess the registration rights contained in the Registration Rights Agreement that are described in additional detail below.

Demand Registration Rights

Under the Registration Rights Agreement, upon the written request of the holders of at least 50% of the registrable securities then outstanding to register at least 50% of the registrable securities then outstanding on a registration statement under the Securities Act (other than a registration on Form S-3 or any related form of registration statement), we will be obligated to use our best efforts to register as soon as practicable the sale of all registrable securities that holders may request in writing to be registered within 15 days of the mailing of a notice by us to all holders of such registration. The demand registration rights may not be exercised until six months after the offering contemplated by this prospectus, and we are required to effect no more than two registration statements on Form S-1 (registrations on Form S-3 described below are not limited as to number). We may postpone the filing of registration statements for up to 90 days in the aggregate in any twelve month period if, in the good faith judgment of our board of directors, such registration would be seriously detrimental to Viamet and our stockholders.

Piggyback Registration Rights

If we register any of our securities, either for our own account or for the account of security holders, we will have to register all registrable securities that the holders of such securities request in writing be registered within 15 days of mailing of notice by us to all holders of the proposed registration, to the extent that inclusion will not diminish the number of securities included by Viamet. However, this right does not apply to a registration relating solely to employee benefit plans, a registration on Form S-4 relating solely to an SEC Rule 145 transaction or a demand registration. The underwriter of any underwritten offering will have the right to limit, due to marketing factors, the number of shares registered by these holders.

Form S-3 Registration Rights

To the extent we are eligible to use a registration statement on Form S-3, the holders of at least 20% of the outstanding registrable securities can request that we register all or a portion of their shares on a registration statement on Form S-3, except that we are not required to register an offering with an aggregate price to the public of less than $500,000. We may postpone the filing of registration statements for up to 90 days in the aggregate in a twelve month period if, in the good faith judgment of our board of directors, such registration would be seriously detrimental to Viamet and our stockholders.

Registration Expenses

We are required to pay all expenses incurred in connection with each of the registrations described above, except for share transfer taxes and underwriting discounts and commissions. In addition, we are not required to pay any expenses for more than two registrations on Form S-3 in any twelve month period.

Expiration of Registration Rights

The registration rights described above will survive our initial public offering and will terminate as to any stockholder upon the earlier of (i) the fifth anniversary of this offering, (ii) the date on which such holder holds less than 1% of our outstanding equity securities and is able to dispose of all its registrable securities in any 90-day period pursuant to Rule 144.

Anti-Takeover Effects of Delaware Law and our Charter and Bylaws

Delaware law contains, and upon the completion of this offering our certificate of incorporation and our bylaws will contain, provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Upon the completion of this offering, our certificate of incorporation and bylaws will divide our board of directors into three classes with staggered three-year terms. In addition, a director will only be able to be removed for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, will only be able to be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Upon the completion of this offering, our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Upon the completion of this offering, our certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our Chief Executive Officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Upon the completion of this offering, our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Effective upon the completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under “—Staggered Board; Removal of Directors” and “—Stockholder Action by Written Consent; Special Meetings.”

Exclusive Forum Selection

Effective upon completion of this offering, our certificate of incorporation will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to our company or our stockholders, (3) any action asserting a claim against our company arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws, or (4) any action asserting a claim against our company governed by the internal affairs doctrine. Although our certificate of incorporation that will be in effect upon the closing of this offering contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Blank Check Preferred Stock

Effective upon completion of this offering, our certificate of incorporation will provide for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in the best interests of our company, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent shareholder or shareholder group. In this regard, our certificate of incorporation that will be in effect upon the completion of this offering grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring, or preventing a change in control of Viamet. The board of directors currently does not intend to seek shareholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NASDAQ

Listing Rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing On the NASDAQ Global Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “VMET.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “VMET.”

Upon the closing of this offering and after giving effect to the conversion of all outstanding shares of our preferred stock into 92,446,802 shares of our common stock upon the closing of this offering, we will have             shares of common stock outstanding, or              shares if the underwriters exercise their option to purchase additional shares in full, in each case based on the 17,901,094 shares of our common stock outstanding as of February 29, 2016. Of these shares, the              shares (or              shares if the underwriters exercise their option to purchase additional shares in full) we are selling in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. The remaining 110,347,896 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act and will further be subject to restrictions on transfer under the lock-up agreements described in “Underwriters.” Following the expiration of these restrictions, these shares will become eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and The NASDAQ Stock Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants, or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Subject to the 180-day lock-up period described below, approximately              shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-Up Agreements

We, and each of our executive officers and directors and the holders of substantially all of our stock outstanding prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock;

•	enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. After the offering, certain of our employees, including our directors and executive officers may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

The lock-up restrictions and specified exceptions are described in more detail under “Underwriters.”

Registration Rights

Subject to the lock-up agreements described under “Underwriters,” upon the closing of this offering, the holders of 92,446,802 shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights and expiration of the lock-up agreement, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Stock Options

We have never issued stock options. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to awards issuable pursuant to the 2016 Plan.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through (or disregarded) entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through or disregarded entities. The tax treatment of a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Partnerships or other pass-through entities that will hold our common stock, and partners in such entities, should consult their own tax advisors regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	traders in securities that have elected the mark-to-market method of accounting for their securities holdings;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that have a functional currency other than the U.S. dollar;

•	non-U.S. governments;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

This discussion is for information only and is not tax advice. Accordingly, all prospective non- U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Any such distributions will also be subject to the discussion below under the section titled “Withholding and Information Reporting Requirements—FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a properly executed IRS Form W-8ECI (or applicable successor form)). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock (including a redemption, but only if the redemption is treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any; or

•	we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are beneficially owned or treated as beneficially owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will generally be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise. A non-U.S. holder is urged to consult his, her or its tax advisor regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets the documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a United States person). Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is organized under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Withholding and Information Reporting Requirements—FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Withholding under FATCA will generally apply (1) to payments of dividends on our common stock made after June 30, 2014, and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in the applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Guggenheim Securities, LLC
Needham & Company, LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering options to purchase additional shares, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on The NASDAQ Global Market under the trading symbol “VMET.”

We, and each of our executive officers and directors and the holders of substantially all of our stock outstanding prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock;

•	enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., on behalf of the underwriters, we will not file any registration statement with the SEC relating to the offering of, or such other person will not, during such 180-day period, make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to certain transactions, including but not limited to:

•	subject to certain limitations, bona fide gifts made by the holder;

•	subject to certain limitations, transactions involving common stock acquired in the open market after completion of the offering;

•	transfers of our securities to a trust for the direct or indirect benefit of the holder or the immediate family of the holder in a transaction not involving a disposition for value;

•	transfers of securities by will or intestate succession upon the death of the holder;

•	transfers or distributions to partners, members or shareholders of the securities holder; and

•	the entry into a trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of shares of common stock during the 180-day restricted period.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Ropes & Gray LLP, Boston, Massachusetts, in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Viamet Pharmaceuticals Holdings, LLC and subsidiaries, at December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon completion of this offering, we will be subject to the informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.viamet.com. Our website is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of

Viamet Pharmaceuticals Holdings, LLC

We have audited the accompanying consolidated balance sheets of Viamet Pharmaceuticals Holdings, LLC and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, redeemable convertible preferred shares and members’ deficit and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viamet Pharmaceuticals Holdings, LLC and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 9, 2016

Viamet Pharmaceuticals Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,		December 31, 2015 Pro Forma (unaudited)
	2014	2015
Assets
Current assets
Cash and cash equivalents	$21,301	$29,361	$29,361
Accounts receivable	270	348	348
Prepaid and other	1,799	1,625	1,625

Total current assets	23,370	31,334	31,334
Furniture, fixtures and equipment, net	154	334	334
Other assets	335	308	308

Total assets	$23,859	$31,976	$31,976

Liabilities, redeemable convertible preferred shares and members’ deficit
Current liabilities
Accounts payable	$1,762	$2,743	$2,743
Accrued expenses	1,539	2,766	2,766
Accrued rent—current	18	19	19
Deferred revenue	82	33	33
Call option liability	—	4,427	—

Total current liabilities	3,401	9,988	5,561

Long term liabilities
Accrued rent—long term	125	108	108
Other liability	—	370	370
Call option liability	1,859	—	—

Total long term liabilities	1,984	478	478

Total liabilities	5,385	10,466	6,039

Redeemable convertible preferred shares	65,880	107,498	—

Members’ deficit
Capital accounts—common (109,853,556 and 116,729,923 shares authorized, and 5,870,061 and 8,147,085 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	1	1	10
Accumulated deficit	(47,407)	(85,989)	25,927

Total members’ deficit	(47,406)	(85,988)	25,937

Total liabilities, redeemable convertible preferred shares and members’ deficit	$23,859	$31,976	$31,976

The accompanying notes are an integral part of these consolidated financial statements.

Viamet Pharmaceuticals Holdings, LLC and Subsidiaries

Consolidated Statements of Comprehensive Loss

(in thousands except share and per share amounts)

	Year Ended December 31,
	2014	2015
Revenue
Grant and other revenue	$198	$679

Total revenue	198	679

Operating expenses
Research and development	8,553	25,375
General and administrative	7,725	5,407

Total expense	16,278	30,782

Operating loss	(16,080)	(30,103)

Other income (expense)
Changes in fair value of financial instruments	2,156	(2,568)
Interest income	1	2

Other income (expense), net	2,157	(2,566)

Net loss from continuing operations	(13,923)	(32,669)

Loss from discontinued operations	(4,491)	—

Net loss and comprehensive loss	$(18,414)	$(32,669)

Accretion and deemed dividends—preferred shares	(4,471)	(6,618)

Net loss attributable to common shareholders	$(22,885)	$(39,287)

Per share information:
Net loss per share attributable to common shareholders—basic and diluted	$(20.80)	$(35.72)

Weighted average Common A shares outstanding—basic and diluted (See Note 13)	1,100,000	1,100,000

Pro forma net loss per common share—basic and diluted (unaudited)		$(0.33)

Weighted average pro forma common shares outstanding—basic and diluted (unaudited)		90,138,788

The accompanying notes are an integral part of these consolidated financial statements.

Viamet Pharmaceuticals Holdings, LLC and Subsidiaries

Consolidated Statements of Redeemable Convertible Preferred Shares and Members’ Deficit

(in thousands)

	Redeemable Convertible Preferred Shares	Common		Additional Paid-In Capital	Accumulated Deficit	Total Members’ Deficit
		Shares	Amount
Balance, December 31, 2013	$64,373	4,501	$1	$—	$(65,110)	$(65,109)

Issuance of preferred shares at fair value	49,859	—	—	—	(19,082)	(19,082)
Issuance of common shares	—	1,368	—	—	—	—
Exercise of warrants	5,250	—	—	—	—	—
Equity-based compensation expense	—	—	—	1,150	—	1,150
Accretion of redeemable convertible preferred shares	5,852	—	—	(1,150)	(4,702)	(5,852)
Distribution of Innocrin preferred shares and net liabilities	(50,866)	—	—	—	51,313	51,313
Modification of preferred shares accounted for as extinguishment (Series 1-C1)	(8,588)	—	—	—	8,588	8,588
Net loss	—	—	—	—	(18,414)	(18,414)

Balance, December 31, 2014	$65,880	5,869	$1	$—	$(47,407)	$(47,406)

Issuance of preferred shares at fair value	35,000	—	—	—	—	—
Issuance of common shares	—	2,277	—	—	—	—
Equity-based compensation expense	—	—	—	705	—	705
Accretion of redeemable convertible preferred shares	6,618	—	—	(705)	(5,913)	(6,618)
Net loss	—	—	—	—	(32,669)	(32,669)

Balance, December 31, 2015	$107,498	8,146	$1	$—	$(85,989)	$(85,988)

The accompanying notes are an integral part of these consolidated financial statements.

Viamet Pharmaceuticals Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2014	2015
Cash flows from operating activities:
Net loss	$(18,414)	$(32,669)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	98	80
Non-cash equity-based compensation expense	1,041	705
Change in fair value of financial instruments	(2,156)	2,568
Loss on disposal of fixed assets	—	29
Recognition of deferred revenue	—	(49)
Increase (decrease) in cash arising from changes in assets and liabilities:
Accounts receivable	(270)	(78)
Prepaid and other current assets	(1,290)	174
Other assets	(269)	27
Accounts payable	1,617	981
Accrued rent	(13)	(16)
Accrued expenses and other	935	1,597
Deferred revenue	82	—

Cash used in operating activities—continuing operations	(18,639)	(26,651)
Cash provided by operating activities—discontinued operations	343	—

Net cash used in operating activities	(18,296)	(26,651)

Cash flows from investing activities:
Purchase of furniture, fixtures and equipment	(32)	(289)

Cash used in investing activities—continuing operations	(32)	(289)
Cash used in investing activities—discontinued operations	(7)	—

Net cash used by investing activities	(39)	(289)

Cash flows from financing activities:
Issuance of redeemable convertible preferred shares	39,025	35,000

Net cash provided by financing activities	39,025	35,000

Net increase in cash and cash equivalents	20,690	8,060
Cash and cash equivalents—beginning of period	611	21,301

Cash and cash equivalents—end of period	$21,301	$29,361

The accompanying notes are an integral part of these consolidated financial statements.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements

1. Nature of Organization

Viamet Pharmaceuticals Holdings, LLC (Viamet Holdings or the Company) was established on December 30, 2011 and is the parent of three wholly owned subsidiaries, and through October 13, 2014, was the parent of Innocrin Pharmaceuticals, Inc. (Innocrin). Viamet Holdings and its subsidiaries are biopharmaceutical companies focused on the discovery, development and commercialization of pharmaceutical products. From December 2011 through October 13, 2014, Viamet Holdings and its subsidiaries operated two main businesses, the prostate cancer business, which was operated through Innocrin and primarily focuses its research and development on a product candidate to treat prostate cancer, and the antifungal business, which was primarily operated through the remaining subsidiaries.

The Company develops pharmaceutical product candidates using its MIDAS (Metalloenzyme Inhibitor Design and Synthesis) technology, which is a broad array of metalloenzyme chemistry and biology technologies. The Company uses the MIDAS technology to design drugs that it expects to have improved efficiency, greater selectivity and fewer side effects compared to currently available agents. The Company’s lead product candidate, VT-1161, is a selective, orally available inhibitor of fungal CYP51 that the Company is developing for the treatment of onychomycosis, a common fungal infection of the nail, and recurrent vulvovaginal candidiasis, or RVVC, a recurrent form of vaginal yeast infection.

On October 13, 2014, Innocrin was spun-off from Viamet Holdings. The spin-off was executed by a series of transactions whereby Innocrin and certain assets, including the prostate cancer business and one collaboration program (collectively, the prostate business), and personnel were transferred to a newly formed subsidiary Innocrin Holdings, which was then distributed to the existing shareholders on a non-recourse pro-rata basis. The Innocrin employees continued to own and vest profits interest ownership in Viamet Holdings and the Viamet Holdings employees received profit interest ownership in Innocrin Holdings, subject to certain employment requirements (see Note 8). To assist Innocrin Holdings in the transition to a stand-alone company, Viamet provided transitional services to Innocrin Holdings through October 14, 2015.

The spin-off of Innocrin is accounted for as a spin-off under the Accounting Standards Codification (ASC) 505-60, Spinoffs and Reverse Spinoffs, and presented as a discontinued operation in 2014 (see Note 3). Only the results from operations that are directly related to the prostate business and other research activities included in the spin-off of Innocrin are presented as discontinued operations on the Statement of Comprehensive Loss for the period ended December 31, 2014.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business.

The Company has incurred recurring losses from operations and negative cash flows due to its ongoing research and development investment in antifungal drug candidates. The Company had an accumulated deficit of $86.0 million as of December 31, 2015. Net loss was $18.4 million and $32.7 million, and net cash used in operations was $18.3 million and $26.7 million for the years ended December 31, 2014 and 2015, respectively. Management expects operating losses and negative operating cash flows to continue through 2016.

The Company has been primarily funded through private investments from venture capital firms and expects to incur significant expenses to complete clinical work and to prepare its lead programs for commercial launch. Additionally, the Company expects that research and development expenses

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. Nature of Organization (Continued)

will continue to increase as it moves earlier stage programs forward through pre-clinical and clinical testing. As a result, the Company expects to continue to incur substantial losses for the foreseeable future.

At December 31, 2015, management believes that currently available cash and cash equivalents together with any proceeds from the exercise of the call option to purchase Series D preferred shares would not provide sufficient funds to enable the Company to meet its obligations for greater than one-year subsequent to December 31, 2015. As a result, there is substantial doubt about the Company’s ability to continue as a going concern if it is unable to obtain additional financing. The Company will seek to obtain financing through equity investors, revenue generating collaboration agreements, if appropriate, and grants from government and private sponsors. If the Company is unable to obtain additional funding when needed, or to the extent needed, it may be necessary to reduce significantly the current rate of spending through scaling back operations or stopping certain research and development activities. These events could prevent the Company from successfully executing on its operating plan and could raise substantial doubt about the Company’s ability to continue as a going concern in future periods.

2. Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Viamet Holdings and its wholly owned subsidiaries. All intercompany balances and transactions between consolidated companies have been eliminated in consolidation.

Unaudited Pro Forma Presentation and Unaudited Pro Forma Net Loss Per Common Share

Immediately prior to the Company’s contemplated initial public offering of common stock (IPO), all of the Company’s redeemable convertible preferred shares and profits interests will automatically convert into common stock at the applicable conversion ratios then in effect. The unaudited pro forma balance sheet presentation assumes the conversion of all preferred shares and profits interests into shares of common stock of Viamet Pharmaceuticals Corp., resulting in the Call Option Liability to purchase preferred shares being reclassified into additional paid-in capital. The unaudited pro forma loss per common share for the year ended December 31, 2015 was computed using the weighted-average number of shares of common outstanding, including the pro-forma effect of the conversion of all outstanding redeemable convertible preferred shares and profits interests into common stock as if such conversion had occurred at the beginning of 2015.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

Subsequent Events

Certain events or transactions that occur subsequent to the balance sheet date but before the financial statements are issued provide additional evidence relative to certain estimates or identify matters that require additional disclosure. The Company evaluated all subsequent events and transactions through the date these financial statements were issued. See Note 14 for additional information.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Cash and Cash Equivalents and Concentrations of Risk

The Company considers all highly liquid instruments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist of money market deposits, and to date, the Company has not experienced gains or losses on any of its cash equivalents balances other than interest income. In addition, the Company maintains significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. The carrying value of cash and cash equivalents approximates fair value at December 31, 2014 and 2015.

Accounts Receivable

The Company’s current receivables of $0.3 million as of each of December 31, 2014 and 2015 were related to payments due for grants, transition services, and miscellaneous items. The Company evaluates collectability of receivables on an ongoing basis and, when needed, utilizes an allowance for doubtful accounts for its potentially uncollectible receivables based on historical experience. At December 31, 2014 and 2015, the Company determined a reserve for uncollectible accounts was not required.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost less accumulated depreciation and include furniture, fixtures, leasehold improvements, computer equipment, and internal-use software. Replacements and improvements are capitalized when costs incurred for those purposes extend the useful life of the asset. Routine maintenance and repairs are charged to expense as incurred. Depreciation on fixed assets is computed using the straight-line method over periods ranging from three to seven years. Management makes assumptions regarding future conditions in determining estimated useful lives and potential salvage values. These assumptions affect the amount of depreciation expense recognized in the period and any gain or loss is recognized once the asset is disposed of or classified as “held for sale.”

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, which include furniture, fixtures and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

Revenue Recognition

The Company uses the revenue recognition guidance established by the Financial Accounting Standards Board (FASB) in Accounting Standards Codification, (ASC), Topic 605, Revenue Recognition. The Company’s revenues generally consist of licensing revenue, grant revenue and fees for research services from license or collaboration agreements and transition services provided to Innocrin Holdings. The Company recognizes revenues when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

For arrangements that include multiple deliverables, the Company identifies separate units of accounting if certain separation criteria are met in accordance with ASC Topic 605-25, Multiple Element Arrangements (ASC 605-25). This evaluation requires subjective determinations and requires

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship. If the Company determines they are separable according to the separation criteria of ASC 605-25, the Company will recognize revenue separately for each unit. The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. If management determines the arrangement constitutes a single unit of accounting, the revenue recognition policy must be determined for the entire arrangement and the consideration received is recognized over a period from inception through the date on which the last deliverable is expected to be delivered as a combined unit. The Company typically receives upfront, nonrefundable payments when licensing its intellectual property in conjunction with a research and development agreement. Management believes that these payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services that the Company provides under applicable agreements. Accordingly, the Company accounts for these elements as one unit of accounting and recognizes upfront, nonrefundable payments as licensing revenue on a straight-line basis over its contractual or estimated performance period, which is typically the term of its research and development performance obligations. As a result, the Company is often required to make estimates regarding development timelines for compounds being developed pursuant to a strategic collaboration agreement. Amounts received in advance of services performed are recorded as deferred revenue until earned. Revisions to the estimated period of recognition are reflected in revenue prospectively.

The Company’s collaboration agreements may also contain contingent non-refundable payments based on the achievement of milestone events. Revenue related to these non-refundable payments is recognized in accordance with ASC Topic 605-28, Milestone Method (ASC 605-28). At the inception of each agreement that includes contingent milestone payments, management must evaluate whether the contingencies underlying each milestone are substantive and at risk to both parties, specifically reviewing factors such as the scientific and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required. Revenues from milestones, if they are nonrefundable, are recognized in licensing revenue upon successful accomplishment of the milestones if all of the following conditions are met: (i) achievement of the milestone event was not reasonably assured at the inception of the arrangement; (ii) substantive effort is involved to achieve the milestone event; and (iii) the amount of the milestone payment appears reasonable in relation to the effort expended, the other milestone payments in the arrangement and the related risk associated with the achievement of the milestone event. A milestone is considered substantive if it meets all of the following criteria: (A) the payment is commensurate with either the Company’s performance to achieve the milestone or with the enhancement of the value of the delivered item; (B) the payment relates solely to past performance; and (C) the payment is reasonable relative to all of the deliverables and payment terms within the arrangement. If any of these conditions are not met, the milestone payment is deferred and is recognized on a straight-line basis over the remaining performance obligation. Payments received or for which collection is reasonably assured after meeting performance obligations are recognized as earned. The milestone payments related to the Company’s collaboration agreements (see Note 11) were determined to be substantive.

The Company’s collaboration agreements may also include payment for research and development services provided by the Company on a contractual rate and direct expense basis. The Company records such payments as revenue in accordance with the agreements as activities are incurred when the Company acts as principal in the transaction.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Grant revenues are recognized as expenses are incurred for the corresponding research activities.

Accrued/Prepaid Development Expenses

The Company accounts for clinical trial expenses according to the progress of the trial as measured by patient enrollment, patient progression and the timing of various aspects of the trial. The Company determines accrual estimates through discussions with applicable personnel and the utilization of data from outside service providers as to the progress of trials, or as services are completed. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known at that time. The Company’s objective is to reflect the appropriate clinical trial expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company’s clinical trial accrual is dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although the Company does not expect its expense estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in the Company reporting amounts that differ from actual results.

Payments made to vendors based on the estimate of clinical trial activities may be reflected as a prepaid asset, other long-term assets (advance deposits) or an accrual on the balance sheet.

Accrued Expenses

The Company records accruals based on estimates of the services received, efforts expended and amounts owed to other service providers.

Research and Development Expenses

The Company’s research and development costs are expensed when incurred. Research and development expenses include all direct and indirect development costs related to the development of the Company’s product candidates. Advance payments for goods or services that will be used in future research and development activities are initially deferred and capitalized. The deferred amounts are expensed when the related goods are delivered or the related services are performed. Research and development expenses include, among other items, personnel costs, including salaries and benefits, manufacturing costs, clinical, preclinical, regulatory and toxicology services performed by contract research organizations, materials and supplies and fees paid to consultants and other entities that conduct certain research and development activities on the Company’s behalf.

Income Taxes

The Company uses the liability method in accounting for income taxes as required by ASC Topic 740, Income Taxes (ASC 740). Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions pursuant to ASC 740 which prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. If the tax position meets this threshold, the benefit to be recognized is measured as the tax benefit having the highest likelihood of being realized upon ultimate settlement with the taxing authority.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Warrant Liability

As further discussed in Note 6, during October 2012, February 2013, June 2013, October 2013, and February 2014 the Company issued freestanding warrants to purchase Series C1 redeemable convertible preferred shares (Series C1 preferred shares). The preferred shares underlying the warrants were redeemable in certain circumstances, and as such, the related freestanding warrants were liabilities (Warrant Liability) that were recorded at the estimated fair value in accordance with ASC Topic 480, Distinguishing Liabilities From Equity (ASC 480). See “Fair Value of Financial Instruments” in this Note 2 for further discussion of fair value methodology of this liability. At the end of each reporting period, the Company recorded changes in the estimated fair value during the period in other income (expense). The Company adjusted the liability for changes in fair value of these warrants until the earlier of: (i) exercise of the warrants or (ii) expiration of the warrants. On October 13, 2014, all outstanding warrants were settled for Series C1 shares (see Note 6).

Call Option Liability

As further discussed in Note 6, during October 2012, June 2013, and February 2014, the Company issued call options to purchase the second, fourth, and sixth tranches, respectively, of Series C1 preferred shares. During October 2014, the Company issued a call option to purchase additional Series D preferred shares. The Company records these call option liabilities (Call Option Liability) at their estimated fair value in accordance with ASC 480. See “Fair Value of Financial Instruments” in this Note 2 for further discussion of fair value methodology of this liability. At the end of each reporting period, the Company records changes in the estimated fair value during the period in other income (expense).

Fair Value of Financial Instruments

The carrying values of the Company’s cash, cash equivalents, accounts receivable, prepaid expense, accounts payable and accrued expense approximate fair value as of December 31, 2014 and 2015, due to the short-term nature of these instruments.

The Company follows ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), for financial instruments. ASC 820 defines fair value, provides a consistent framework for measuring fair value under U.S. GAAP and requires fair value financial statement disclosures. ASC 820 applies only to the measurement and disclosure of financial instruments that are required or permitted to be measured and reported at fair value under other ASC topics (except for standards that relate to share-based payments such as ASC Topic 718, Compensation—Share Compensation). Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—	Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and models for which all significant inputs are observable, either directly or indirectly.

Level 3—	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures and, based on various factors, may classify an asset or liability differently from period to period. However, the Company expects changes in classification between levels will be rare.

There were no material re-measurements of financial assets and liabilities measured on a non-recurring basis. Additionally, there have been no transfers between levels in the periods presented. The following table presents information about certain assets and liabilities from ongoing operations measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Cash equivalents	$66	$66	$—	$—
Call Option Liability	1,859	—	—	1,859

	Fair Value Measurements at December 31, 2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Cash equivalents	$39	$39	$—	$—
Call Option Liability	4,427	—	—	4,427

The following tables present a reconciliation of the beginning and ending balances of the Warrant and Call Option Liabilities, respectively, measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2014 and, in the case of the Call Option, December 31, 2014 and 2015:

Warrant
2014
(in thousands)
Beginning balance	$1,017
Issuance of warrants	1,735
Adjustment to fair value	2,498
Settlement of warrants	(5,250)

Ending balance	$—

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

	Call Option
	2014	2015
	(in thousands)
Beginning balance	$—	$1,859
Series C1 call option liability at issue date at fair value	5,783	—
Series C1 adjustment to fair value	(4,565)	—
Series C1 call option exercised	(1,218)	—
Series D call option liability at issue date at fair value	1,948	—
Series D adjustment to fair value	(89)	2,568

Ending balance	$1,859	$4,427

Since there were significant unobservable inputs used in the underlying valuations, the Company categorized the Warrant Liability, related to the Series C1 preferred shares, and the Call Option Liability, related to the Series C1 and Series D preferred share issuances, as Level 3 measurements. See Note 8 for a description of these instruments.

As discussed in Note 8, the valuation was performed using a hybrid approach, whereby the value of each instrument was estimated as the probability-weighted value across multiple scenarios, and using an option pricing method to estimate the allocation of values within one or more of those scenarios. The hybrid approach incorporates both IPO and stay-private scenarios, where the fair value of the total equity of the company within each scenario is first estimated using assessments of market participant expected returns and a discounted cash-flow analysis, and then the total equity value is allocated to the various components of the capital structure including the warrants and call options using the Option Pricing Model (OPM) or a waterfall approach based on the specific rights of each of the equity classes. The fair value measurement is sensitive to changes in the unobservable inputs.

The OPM requires the input of the Company’s total equity value, expected equity volatility, the risk-free interest rate, and expected time to liquidity as the key inputs.

Total Equity Value—The total equity value was estimated based on assuming a private company scenario (where the company remains private) and a public company scenario (where an IPO occurs). In the private company scenario, the adjusted book value and discounted cash flow (DCF) analyses were utilized, taking into account any relevant equity securities issued by the Company in a third-party transaction on or near the measurement dates. In the adjusted book value method, the value of each specific compound was determined utilizing a DCF analysis, while it was assumed that book value was a reasonable proxy for fair value for other assets, including working capital and fixed assets. The cash flow projections used in the compounds’ DCF analyses were based on probability-weighted scenarios which considered estimates of time to market, market share and pricing of product candidate target indications. The cash flow projections were estimated over a period equal to the expected patent life, and a terminal value period was not applied.

For the public company scenario, various IPO scenarios were considered, including a range of potential IPO dates and the corresponding values within each scenario. The IPO scenarios were discounted and then probability-weighted to determine an overall value based on the public company scenario.

The public company and private company scenarios were then probability-weighted to estimate the total equity value as of the measurement dates.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Expected volatility of total equity - As the Company’s common stock has never been publicly traded, the Company estimated the expected volatility of its total equity from historical volatilities of publicly traded guideline companies within its industry that the Company considered to be comparable to its business. The Company adjusted the volatility estimate for differences in size and leverage between the guideline companies and Viamet, and the volatility was estimated over a historical period commensurate with the expected time to liquidity at each measurement date.

Risk-free interest rate - The Company used the U.S. treasury yields as of each measurement date with term matching the expected time to liquidity as of each measurement date to estimate the risk-free rate.

Time to liquidity - The expected time to liquidity was determined based on the Company’s assessment of its stage of development, its specific business strategy, and overall market conditions that would impact the liquidity scenarios which include sale of the company as well as potential IPO scenarios.

The key unobservable inputs used in the determination of fair value are set forth in the following table (for key dates in which equity instruments were valued):

	June 30, 2014*	September 30, 2014*	October 14, 2014	December 31, 2014	September 30, 2015	December 31, 2015
Total equity value	$157.3 million	$99.8 million	$112.0 million	$112.1 million	$175.4 million	$220.1 million
Volatility	30%	45%	45%	45%	60%	60%
Time to liquidity	2.1 years	5.0 years	5.0 years	4.8 years	4.0 years	3.79 years

*	Prior to the spin-off of Innocrin Holdings.

There is a high degree of subjectivity involved when using option-pricing models to estimate the fair values for equity based instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of the Call Option Liability and profits interests are determined using an option-pricing model, such a model value may not be indicative of the fair value that would be observed in a market transaction between a willing buyer and willing seller. If factors change and the Company employs different assumptions when valuing the Call Option Liability and profits interests, the fair value adjustments that the Company records in the future may differ significantly from what it has historically reported.

Redeemable Convertible Preferred Shares

The Company is accounting for its redeemable preferred shares under the requirements of ASC 480 which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Redeemable convertible preferred shares are presented as temporary equity on the balance sheet and increased to the redemption amount by periodic accretions. The redeemable convertible preferred shares are recorded initially at fair value and if the fair value is greater than the redemption amount, the fair value is presented. Any recognized increases are affected through charges against additional paid-in capital, to the extent it is available, or accumulated deficit. The cumulative redemption value of the preferred shares is disclosed in Note 6. For each investment, the excess of the carrying amount of the preferred stock at inception, over the amount invested by the holders of the preferred stock, net of issuance cost, is considered a deemed dividend to existing shareholders at issuance and added to net loss to arrive at the net loss available

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

to common shareholders in the calculation of loss per common share. Further increases in the redemption amount above the then current carrying amount are also considered a deemed dividend and reflected in calculation of earnings per share, as applicable.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the non-cancelable term of its operating lease and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. The Company also records landlord-funded lease incentives, such as reimbursable leasehold improvements, as a deferred rent liability, which is amortized as a reduction of rent expense over the non-cancelable term of its operating lease.

Net Loss per Share

Net loss per share is calculated under the two-class method, under which all earnings (distributed and undistributed) are allocated to each class of common shares and participating securities based on their respective rights to receive dividends and contractual obligation to participate in the net losses of the Company.

Basic net loss per share attributable to common shareholders is computed by dividing net loss by the weighted-average number of shares of common outstanding during the period. Diluted net loss per share of common is computed by dividing the net loss by the sum of the weighted-average number of shares of common outstanding during the period plus the potential dilutive effects of redeemable convertible preferred shares and warrants to purchase redeemable convertible preferred shares and profits interests outstanding during the period, which are excluded if their effect is anti-dilutive.

Equity-Based Compensation

Viamet Holdings’ equity-based compensation plan, the 2011 Equity Incentive Plan, allows for the issuance of profits interests shares to employees, directors and consultants. The Company measures and recognizes compensation expense for all equity-based awards made based on estimated fair values at the time of grant. The Company estimates the fair value of equity-based awards using an option pricing valuation model. The Company expenses, on a straight-line basis, the portion of the award value expected to vest over the requisite service period, net of estimated forfeitures. The Company estimates forfeiture rates by taking into consideration the historical experience during the preceding fiscal years. Profits interests awards typically vest at a rate of 25% after one year and the remaining portion vesting in equal increments over the subsequent 36 months following the one-year vesting milestone.

As part of the spin-off, Viamet employees were granted profits interests in Innocrin Holdings and Innocrin employees continued to hold profits interests in Viamet. As a result, the Company records equity-based compensation expense for both the Viamet and Innocrin profits interest issued to Viamet employees (see Note 8).

Segment Information

Management has concluded it has a single segment for purposes of reporting financial condition and results of operations.

Recent Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (ASU 2014-08). Under ASU 2014-08, a disposal

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component or group of components meets the criteria to be classified as held for sale or when the component or group of components is disposed of by sale or other than by sale. ASU 2014-08 also provides guidance on the financial statement presentations and disclosures of discontinued operations. ASU 2014-08 was effective prospectively for disposals (or classifications as held for disposal) of components of an entity that occur in annual or interim periods beginning after December 15, 2014. The Company elected early adoption of this standard in 2014 and has presented the effects in the financial statements and footnotes included herein.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides a single, comprehensive revenue recognition model for all contracts with customers. The core principal of this ASU is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This ASU is effective for the Company for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management to assess an entity’s ability to continue as a going concern and to provide related disclosures in certain circumstances. Under the new guidance, disclosures are required when conditions give rise to substantial doubt about an entity’s ability to continue as a going concern within one year from the financial statement issuance date. The guidance is effective for the Company for annual periods ending after December 15, 2016, and all annual and interim periods thereafter. Early application is permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This ASU eliminates the current requirement for entities to present deferred tax liabilities and assets as current and noncurrent in a classified statement of financial position and instead requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update are effective for the Company for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual reporting period. The Company elected to early adopt ASU 2015-17 during the year ended December 31, 2015 with retrospective application. The adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-01, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The revised guidance must be applied on a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The revised guidance is effective for the Company beginning in the quarter ending

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

March 31, 2019. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

3. Discontinued Operations

Following a comprehensive assessment of the Company’s strategic options, the Board of Managers approved the spin-off of the Company’s prostate cancer program, renamed Innocrin Pharmaceuticals. The spin-off was executed on October 13, 2014 through a series of legal transactions, including creating Innocrin Holdings as a subsidiary of Viamet Holdings, reorganizing certain assets and liabilities, and then subsequently distributing the Innocrin Holdings equity to the shareholders of Viamet Holdings on a pro-rata non-recourse basis under the guidance of ASC 505-60, Spinoffs and Reverse Spinoffs. Subsequent to the spin-off date, Innocrin Holdings is no longer a consolidated entity of Viamet Holdings; therefore the Innocrin results for all periods are presented as discontinued operations. Loss from discontinued operations before income taxes was $4.5 million for the year ended December 31, 2014. Total revenues included in the loss from discontinued operations before income taxes was $0.7 million for the year ended December 31, 2014.

Assets and liabilities of discontinued operations for Innocrin as of the spin-off date included the following (in thousands):

Cash and cash equivalents	$2,072
Trade accounts receivable, net of allowance	316
Prepaid expenses and other assets	859
Property, plant, and equipment, net	9

Total discontinued operations-assets	$3,256

Accounts payable and accrued expenses	$3,569
Other liabilities	133

Total discontinued operations-liabilities	$3,702

The net liabilities of $0.4 million represented a contribution from the members.

4. Furniture, Fixtures, and Equipment

Furniture, fixtures and equipment consist of the following as of:

	December 31,
	2014	2015
	(in thousands)
Furniture and fixtures	$118	$192
Computer equipment	86	102
Leasehold improvements	10	26
Internal-use software	341	165

Total	555	485
Less accumulated depreciation	(401)	(151)

Property and equipment, net	$154	$334

The Company recorded $0.1 million of depreciation expense from continuing operations for each of the years ended December 31, 2014 and 2015.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

5. Accrued Expenses

Accrued expenses were comprised of the following as of:

	December 31,
	2014	2015
	(in thousands)
Accrued compensation	$454	$1,173
Accrued development expenses	1,043	1,547
Other accrued liabilities	42	46

Total accrued expenses	$1,539	$2,766

6. Temporary Equity/Redeemable Convertible Preferred Shares

On October 2, 2012, the Company issued 2,608,696 shares of Series C1 preferred shares to existing investors for an initial purchase price per share of $1.15 in the first closing (tranche) of the Series C1 Preferred round. Each investor agreed to purchase an additional 1,739,130 shares at $1.15 per share with warrants for an additional 260,870 shares as part of a second closing upon notice from the Company (a put option) delivered prior to March 31, 2013. If the Company did not provide notice of a second closing by January 1, 2013, each investor could elect, prior to March 31, 2013, to purchase its portion of the additional shares pursuant to a call option. As part of this transaction, the Company issued 391,304 warrants for the purchase of Series C1 preferred shares with a strike price of $1.15 per share. Total cash proceeds from this issuance were $2.9 million, net of issuance costs. The Series C1 preferred shares, Call Option Liability and Warrant Liability were recorded at their initial fair values of $4.5 million, $0.2 million, and $1.0 million, respectively, which resulted in a deemed dividend of $2.8 million recorded as an increase to accumulated deficit in 2012.

On February 13, 2013, the Company notified the existing investors from the first tranche that it had elected to issue additional shares at a second closing through exercising its put option. That same date, the Company issued the 1,739,130 shares of Series C1 preferred shares to the existing investors for an initial purchase price per share of $1.15 in the second closing of the Series C1 preferred round. As part of this transaction, the Company issued 260,870 warrants for Series C1 preferred shares with a strike price of $1.15 per share. Total cash proceeds from this issuance were $2.0 million, net of issuance costs. The Series C1 Call Option Liability was re-valued at $1.1 million prior to exercise, resulting in $(0.1) million being recorded in other income (expense) for the year ended December 31, 2013. The Series C1 preferred shares and Warrant Liability were recorded at their initial fair value of $2.9 million and $0.1 million, respectively.

On June 5, 2013, the Company issued 4,347,826 shares of Series C1 preferred shares to existing investors for an initial purchase price per share of $1.15 in the third closing of the Series C1 preferred round. As part of this transaction, the Company issued 652,174 warrants for Series C1 preferred shares with a strike price of $1.15 per share. Additionally, as part of this transaction, each investor agreed to purchase an additional 4,347,826 shares at $1.15 per share with warrants for an additional 652,174 shares as part of a fourth closing upon notice from the Company (a put option) delivered prior to November 30, 2013. If the Company did not provide notice of a second closing by September 1, 2013, each investor could elect, prior to November 30, 2013, to purchase its portion of the additional shares pursuant to a call option. Total cash proceeds from this issuance were $4.9 million, net of issuance costs. The Series C1 preferred shares, Warrant Liability, and Call Option Liability were recorded at their initial fair values of $7.3 million, $0.3 million, and $2.3 million, respectively, which resulted in a deemed dividend of $5.0 million recorded as an increase to accumulated deficit in 2013.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. Temporary Equity/Redeemable Convertible Preferred Shares (Continued)

On September 24, 2013, the Company notified the existing investors from the third tranche that it had elected to issue additional shares at a fourth closing through exercising the put option. On October 9, 2013, the Company issued the 4,347,826 shares of Series C1 preferred shares to the existing investors for an initial purchase price per share of $1.15 in the fourth closing of the Series C1 preferred round. As part of this transaction, the Company issued 652,174 warrants for Series C1 preferred shares with a strike price of $1.15 per share. Total cash proceeds from this issuance were $5.0 million, net of issuance costs. The Series C1 Call Option Liability was re-valued at $2.7 million prior to exercise, resulting in $(0.4) million being recorded in other income (expense) for the year ended December 31, 2013. The Series C1 preferred shares and Warrant Liability were recorded at their initial fair value of $7.3 million and $0.4 million, respectively.

On February 26, 2014, the Company issued 8,695,652 shares of Series C1 preferred shares to existing investors for an initial purchase price per share of $1.15 in the fifth closing of the Series C1 preferred round. As part of this transaction, the Company issued 1,304,348 warrants for Series C1 preferred shares with a strike price of $1.15 per share. Additionally, as part of this transaction, each investor agreed to purchase an additional 4,347,826 shares at $1.15 per share with warrants for an additional 652,174 shares as part of a sixth closing upon the achievement of certain milestones. The investor retained the right to waive the sixth closing milestones, effectively creating a call option for the investors. Lastly, the sixth closing could not occur prior to July 1, 2014, and no later than December 1, 2014. Total cash proceeds from this issuance were $9.9 million, net of issuance costs. The Series C1 preferred shares, Warrant Liability and Call Option Liability were recorded at their initial fair values of $21.6 million, $1.7 million, and $5.8 million, respectively, which resulted in a deemed dividend of $19.1 million recorded as an increase to accumulated deficit in 2014. As part of the Series C3 financing in July 2014 (discussed below), the fifth tranche Series C1 preferred shares were converted into Series C2 preferred shares issued at a purchase price of $1.34. The conversion of the Series C1 into Series C2 did not have a material change on the value of the underlying shares and therefore was accounted for at the carrying value.

On July 18, 2014, the Company issued 4,347,826 shares of Series C3 preferred shares to the existing investors for an initial purchase price per share of $1.15 in lieu of the sixth closing of the Series C1 Preferred round through investors exercising the call option. On that date, the investors waived their right to receive the sixth closing warrants. Total cash proceeds from this issuance were $5.0 million, net of issuance costs. The Series C3 preferred shares were recorded at their initial fair values of $6.1 million. In addition, the Series C1 sixth closing call option was re-measured at $1.2 million prior to exercise, resulting in a gain of $4.6 million being recorded in other income (expense) for the year ended December 31, 2014. As part of the Series D financing discussed below, the Series C3 preferred shares were ultimately converted into Series D preferred shares. The conversion resulted in 1,712,726 series D preferred shares being issued at a purchase price of $1.78.

On October 13, 2014, the executed Amendment #4 of the LLC agreement incorporated certain modifications to the Series 1 through Series C3 preferred share terms. Specifically, the Company adjusted each of the preferred share contribution accounts to reflect the Innocrin spin-off. In connection with the spinoff transaction, the redemption features for the Viamet preferred shares were modified to reflect a reduction in the carrying value of approximately $50.9 million which was also recorded as a reduction to accumulated deficit net of the net liabilities that were spun-off.

On October 15, 2014, the executed Amendment #5 to the LLC agreement incorporated certain modifications in conjunction with the Series D financing. Specifically, the earliest redemption date was adjusted to be October 15, 2021 and the liquidation and redemption preferences were adjusted such that Series D is the senior preference. In addition, 4,347,826 shares of Series C3 preferred shares

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. Temporary Equity/Redeemable Convertible Preferred Shares (Continued)

were exchanged for 1,712,726 shares of Series D preferred shares to existing investors through a conversion of the Series C3 preferred shares in the first closing of the Series D Preferred round. These modifications were determined to represent a substantial change in value for the Series 1 through C2 preferred shares and were accounted for as an extinguishment. As such, these shares were adjusted to the applicable fair values as of October 13, 2014, resulting in a deemed contribution adjustment of $8.6 million recorded as a reduction of accumulated deficit.

In addition, on October 15, 2014, the Company issued 14,044,943 shares of Series D preferred shares to new investors for an initial purchase price per share of $1.78. The purchase agreement with the investor also specified a second closing of Series D to occur on April 15, 2015 for the issuance of 19,662,921 at a purchase price of $1.78 ($35 million). The second closing represented a forward contract, but was determined to have nominal value from inception through its settlement date of April 15, 2015. The purchase agreement also specified an optional third tranche (call option) in which the holders could purchase up to an additional 8,855,147 shares of Series D preferred shares. The call option is exercisable after the Company discloses to the investors the interim data on its ongoing Phase 2b clinical trials, but no later than October 15, 2016. Total cash proceeds from this issuance were $24.1 million, net of issuance costs. The proceeds from the issuance of the Series D preferred shares and call option was first allocated to the call option given that the Call Option Liability will subsequently be measured at fair value, with the residual proceeds from the transaction allocated to the Series D preferred shares. As such, the Call Option Liability was recorded at a fair value of approximately $1.9 million upon issuance, with the remaining $22.2 million of proceeds allocated to the Series D preferred shares issued on October 15, 2014.

On April 15, 2015, the Company issued 19,662,921 shares of Series D preferred shares to existing investors for an initial purchase price per share of $1.78 in the second closing of the Series D preferred round in settlement of the forward contract. Total cash proceeds from this issuance were $35.0 million.

To date, the Company has outstanding Series 1, Series 2, Series A Series B, Series C1, Series C2, and Series D redeemable convertible preferred shares, which are herein referred as preferred shares, unless otherwise specified.

The following table summarizes the authorized, issued, and outstanding shares of the Company’s temporary equity:

	December 31, 2014		December 31, 2015
	Authorized Shares	Issued and Outstanding	Authorized Shares	Issued and Outstanding
Redeemable convertible preferred shares
Series 1	299,984	299,984	299,984	299,984
Series 2	550,000	550,000	550,000	550,000
Series A	6,250,000	6,250,000	6,250,000	6,250,000
Series B	21,739,128	21,739,128	21,739,128	21,739,128
Series C1	14,854,347	14,854,347	14,854,347	14,854,347
Series C2	8,695,652	8,695,652	8,695,652	8,695,652
Series D	44,275,737	15,757,669	44,275,737	35,420,590

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. Temporary Equity/Redeemable Convertible Preferred Shares (Continued)

Conversion

Each holder of preferred shares has the right to convert its shares into Common A voting shares at any time after issuance. The number of Common A voting shares into which each Preferred Share may be converted shall be determined by dividing the initial value of the Contribution Account Price by the applicable conversion price. As of December 31, 2015, the Contribution Account Price and the Conversion Prices were as follows:

Series	Contribution Account Price	Conversion Price
Series 1	$0.32	$0.32
Series 2	0.48	0.48
Series A	0.48	0.48
Series B	0.55	0.55
Series C1	0.55	0.55
Series C2	0.69	1.34
Series D	1.78	1.78

The conversion rates are subject to adjustment for share splits, shares dividends, combinations or any other similar event. The Series 1 through Series C2 preferred shares initial purchase prices were adjusted to account for the investment allocated to Innocrin as part of the spin-off. This adjustment resulted in the elimination of the Original Purchase Price and created the Contribution Account Price amounts listed above. Each of the Preferred Share classes will automatically be converted into shares of Common A voting shares on agreement of holders of at least a majority of all of the outstanding preferred shares, or upon the occurrence of the closing of a qualified public offering.

Dividends

The preferred members are entitled to receive, out of funds legally available, cumulative cash dividends. The cumulative dividend amount accruing daily is calculated on the amount of the Contribution Account of each series of Preferred Share, at the rate of 8% per annum, computed on the basis of a 365-day year. Such dividends are payable when, as and if declared by the Board of Managers. No dividends have been declared to date. Upon payment of the full preferred shares dividend amounts, holders of Series D, Series C2, Series C1, Series B, Series 1, Series 2, and Series A preferred shares will receive distributions along with common shareholders on a pro-rata basis.

Voting Rights

The holders of preferred shares are entitled to vote based on the number of common shares issuable upon conversion.

Board Rights

The holders of the preferred shares have certain board rights as specified by class in the LLC agreement, as amended.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, each individual series preferred shareholders shall receive an amount equal to that series Contribution Account Price per share of Preferred Shares plus all accrued or declared but unpaid dividends on such shares. The Company

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. Temporary Equity/Redeemable Convertible Preferred Shares (Continued)

must first redeem all of the most senior individual series of preferred shares outstanding at that time prior to redeeming any less senior series outstanding. As of December 31, 2015, the preferred series seniority is as follows: Series D, Series C2, Series C1, Series B, Series A, Series 2, and Series 1.

Redemption

At any time on or after October 15, 2021, each individual series of preferred shares may be redeemed upon a majority of that series shareholders’ approval. The redemption price shall be determined as the Contribution Account price per share plus all accrued or declared dividends that are then unpaid for each share in that series. The Company must first redeem all of the most senior individual series of preferred shares outstanding at that time prior to redeeming any less senior series outstanding. As of December 31, 2015, the preferred series seniority is as follows: Series D, Series C2, Series C1, Series B, Series A, Series 2, and Series 1.

The redemption values of the preferred shares were as follows at December 31, 2015:

(in thousands)
Series 1	$174
Series 2	468
Series A	4,911
Series B	17,351
Series C1	9,939
Series C2	6,885
Series D	67,770

Total redemption value	$107,498

Warrants

On October 13, 2014, all outstanding warrants were settled for Series C1 preferred shares. At the date of settlement, the Company had 3,260,870 warrants outstanding, which settled for 1,810,869 shares of Series C1 preferred shares. Additionally, prior to the settlement, the warrants were re-valued resulting in a $2.5 million increase in the warrant fair value, which resulted in a loss recorded in other income (expense) for the year ended December 31, 2014.

7. Members’ Deficit

The following table summarizes the authorized, issued, and outstanding shares of the Company’s members’ deficit:

	December 31, 2014		December 31, 2015
	Authorized Shares	Issued and Outstanding	Authorized Shares	Issued and Outstanding
Common shares
Common A—voting shares	97,714,848	1,050,000	97,714,848	1,050,000
Common A—non-voting shares	50,000	50,000	50,000	50,000

Profits interest shares
Common B	3,599,026	3,542,856	3,599,026	3,599,026
Common C	8,489,682	1,227,205	15,366,049	3,448,059

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. Members’ Deficit (Continued)

Common Shares

All voting and non-voting Common A shares were issued with restrictions that limit the sale or transferability of such shares, as well as provide the Company the right of first refusal to repurchase the common shares in the event of a sale or disposition at the same price per share and on the same terms and conditions as involved in such sale or disposition. Furthermore, current investors also have a right of first refusal if the Company does not elect to purchase all of the offered shares.

The shares of Common A voting and Common B and C non-voting reserved for future issuances were as follows:

	December 31,
	2014	2015
Potential conversion of preferred shares to Common A voting shares	92,446,804	92,446,804
Profits interests Common B and Common C shares	12,088,708	18,965,075

Total shares reserved for future issuances	104,535,512	111,411,879

Profits Interests

As of December 31, 2015, the Company has granted 3,599,026 Common B and 13,051,560 Common C shares in the form of Profits Interests. The profits interests are issued as part of the Company’s equity compensation and incentive plan (see Note 8) and are designed so that the holders of the shares only participate in a qualified liquidation event or offering if a valuation threshold is attained in the event a liquidation event (as defined in the LLC Agreement) occurs.

8. Equity-Based Incentive Plan

Viamet Holdings maintains an equity-based compensation program for the employees, directors and consultants (Plan Participants) of Viamet Holdings and its subsidiaries and is administered at the discretion of management and the Board of Managers. Equity-based compensation is granted in the form of Common B and C profits interests shares (“profits interests”) and is provided through the 2011 Equity Incentive Plan (the Plan). Profits interests allow the Plan Participants to participate in the residual profits of Viamet Holdings based on a pre-determined fair value threshold. This fair value represents the fair value threshold of proceeds that must be distributed to the preferred members of Viamet Holdings before the Plan Participants can participate in a distribution.

Under the Plan, the Board of Managers determines the terms and conditions of the profits interests granted. The initial threshold value associated with each grant shall not be less than the fair market value of Viamet Holdings on the date of grant. Profits interest awards typically vest at a rate of 25% after one year and then in equal increments over the subsequent 12 to 36 months following the one-year vesting milestone.

At December 31, 2014 and 2015, there were 12,088,708 and 18,965,075 shares of Common B and Common C shares authorized for issuance in connection with the Plan, respectively.

During the years ended December 31, 2014 and 2015, the Company recognized equity-based compensation expense of $1.2 million and $0.7 million, respectively. As of December 31, 2014 and 2015, the unrecognized compensation expense was $0.9 million and $3.5 million, respectively. The

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Equity-Based Incentive Plan (Continued)

weighted-average periods over which the December 31, 2014 and 2015, unrecognized compensation expense is expected to be recognized are 3.0 years and 3.0 years, respectively.

The following table summarizes the Common B and C shares available for grant pursuant to the Plan for the year ended December 31, 2015:

	Shares Available for Grant	Shares Granted
Balance at December 31, 2014	4,550,000	7,538,708
Common B and C shares authorized	6,876,367	—
Common B and C shares granted	(9,111,878)	9,111,878

Balance at December 31, 2015	2,314,489	16,650,586

The following table summarizes the vested profits interests shares (Common B and C) activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Vested shares at December 31, 2013	3,401,462	$0.17
Vested during 2014	1,368,599	0.17

Vested shares at December 31, 2014	4,770,061	0.17
Vested during 2015	2,277,024	0.26

Vested shares at December 31, 2015	7,047,085	$0.20

The following summarizes the unvested profits interests activity for the year ended December 31, 2015:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares at December 31, 2014	2,768,647	$0.26
Granted	9,111,878	0.36
Vested	(2,277,024)	0.26

Unvested shares at December 31, 2015	9,603,501	$0.35

Fair Value Estimate

Viamet Holdings is privately held with no active public market for its equity instruments. Therefore, for financial reporting purposes, management has periodically determined the estimated per share fair value of Viamet Holdings’ equity shares (including profits interests) and related financial instruments (Call Options and Warrant Liabilities) using contemporaneous valuations. These contemporaneous valuations are done using methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. These valuations were performed with the assistance of a third-party valuation specialist. Management performed these contemporaneous valuations as of October 2, 2012, February 13,

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Equity-Based Incentive Plan (Continued)

2013, June 5, 2013, October 9, 2013, December 31, 2013, February 26, 2014, March 31, 2014, June 30, 2014, September 30, 2014, October 13, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015.

The valuation approach utilized a two-stage process, whereby the value of each instrument was estimated as the probability-weighted value across multiple scenarios, and using an option pricing method to estimate the allocation of values within one or more of those scenarios. This valuation approach is a hybrid between the probability weighted expected return method (PWERM) and the Option Pricing Method (OPM), where the fair value of the total equity of the Company within each scenario is first estimated using assessments of market participant expected returns and a discounted cash-flow analysis, and then the total equity value is allocated to the various components of the capital structure, including the warrants and call options, using an OPM or a waterfall approach based on the specific rights of each of the equity classes. The OPM uses the fair value of the total equity of the Company within a scenario as a starting point and incorporates assumptions made regarding the expected returns and volatilities that are consistent with the expectations of market participants, and distribution of equity values is produced which cover the range of events that an informed market participant might expect. This process creates a range of equity values both between and within scenarios. The fair value measurement is sensitive to changes in the unobservable inputs. Changes in those inputs might result in a higher or lower fair value measurement. See Note 2 for further disclosures of the inputs used.

In performing these valuations, management considered all objective and subjective factors that they believed to be relevant, including management’s best estimate of Viamet Holdings’ business condition, prospects and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included external market conditions affecting the pharmaceutical industry, trends within the pharmaceutical industry, the prices at which Viamet Holdings sold preferred and common shares, the rights and preferences of the preferred shares relative to common shares at the time of each measurement date, the results of operations, financial position, status of research and development efforts, stage of development and business strategy, the lack of an active public market for the common and preferred shares and the likelihood of achieving a liquidity event such as an IPO or sale of Viamet Holdings in light of prevailing market conditions.

The dates of Viamet Holdings’ contemporaneous valuations have not always coincided with the dates of its equity-based compensation grants. In such instances, management’s estimates have been based on the most recent contemporaneous valuation of Viamet Holdings common shares and its assessment of additional objective and subjective factors management believed were relevant and which may have changed from the date of the most recent contemporaneous valuation through the date of the grant. In addition, management performed retrospective reviews of the valuations as of certain key profits interests grant dates used in the contemporaneous valuations. As a result, management concluded the fair value of the profits interests granted were appropriate compared to the contemporaneous values used to determine share compensation expense for the applicable periods.

Innocrin Spin-Off

As part of the spin-off of Innocrin, the employees directly associated with the prostate business remained employed with Innocrin, while all non-prostate cancer employees remained employed by Viamet. All profits interests awarded prior to the spin-off were modified to allow employees to retain vested and unvested awards in both companies at the same pro rata ownership. Terms of the modification allow

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Equity-Based Incentive Plan (Continued)

Viamet employees to continue to vest in profits interest ownership in Innocrin Holdings and Innocrin employees to continue to vest in profits interest ownership in Viamet Holdings, as long as the employees continue to be employed by their respective company. Viamet will recognize compensation expense for all non-vested Viamet and Innocrin Holdings awards related to those employees that provide service to Viamet.

The modification of the profits interests in connection with the spin-off resulted in $0.9 million additional compensation expense in October 2014.

9. Income Taxes

The Company is structured as a holding company organized as an LLC that has elected pass through tax treatment. As such, the Company does not recognize any income tax expense or benefit for the income or loss of the entity, and has not established any deferred tax assets or liabilities within the holding entity. The following tax disclosures relate to the wholly owned subsidiaries.

The Company recorded no provision for income taxes during the years ended December 31, 2014 and 2015.

As further discussed in Note 3, the Company spun-off one of its wholly owned subsidiaries, Innocrin, during 2014. The tax effect of the spin-off resulted in the reduction of deferred tax assets, the valuation allowance and deferred tax liabilities.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2014 and 2015, were as follows:

	December 31,
	2014	2015
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$6,359	$16,685
Research and development credits	286	1,032
Other	264	471

Total gross deferred tax assets	6,909	18,188
Valuation allowance	(6,740)	(17,666)
Deferred tax liabilities:
Prepaids	(169)	(510)
Other	—	(12)

Total deferred tax liabilities	(169)	(522)

Net deferred tax assets	$—	$—

At December 31, 2014 and 2015, the Company had operating tax loss carryforwards (both federal and state) of approximately $17.0 million and $45.5 million, respectively, and federal research and development credit carryforwards of approximately $0.3 million and $1.0 million, respectively. Federal and state losses begin to expire in 2032 and 2027, respectively, and the research and development credit carryforwards begin to expire in 2032. For financial reporting purposes, a valuation allowance has been recognized to fully offset the deferred tax assets related to the

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

carryforwards, based on the Company’s assessment regarding the realizability of these net deferred tax assets in future periods. The total increase in valuation allowance of $10.9 million from 2014 to 2015 was a result of current year operating activities. The utilization of the loss carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. In addition, the maximum annual use of net operating loss and research and development credit carryforwards is limited in certain situations where changes occur in stock ownership.

In general, if the Company experiences a greater than 50% aggregate change in ownership of certain significant shareholders over a three-year period (a Section 382 ownership change), utilization of its pre-change net operating loss carryforwards is subject to an annual limitation under Section 382 of the Internal Revenue Code (and similar state laws). The annual limitation generally is determined by multiplying the value of the Company’s capital shares at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the net operating loss carryforwards before utilization and may be substantial. The ability of the Company to use its net operating loss carryforwards may be limited or lost if the Company experiences a Section 382 ownership change in connection with historical transactions, this offering or as a result of future changes in its share ownership. Losses from a specific period may be subject to multiple limitations, and would generally be limited by the lowest of those limitations. The Company has not evaluated all entities to determine if an ownership change has occurred. There was no recognized tax benefit related to net operating loss or tax credit carryforwards in any prior period.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for (benefit from) income taxes and were as follows for the years ended December 31, 2014 and 2015:

	2014		2015
	Amount	% of Pretax Loss	Amount	% of Pretax Loss
	(dollars in thousands)
Net loss from continuing operations	$(13,923)		$(32,669)
Expected federal income tax expense at statutory rate	(4,734)	34.00%	(11,107)	34.00%
Income not subject to tax	1,513	(10.87)	1,325	(4.06)
State taxes net of federal benefit	(313)	2.25	(760)	2.33
Non-deductible expenses	97	(0.70)	247	(0.76)
Provision to return and other true-ups	(6)	0.04	—	0.00
Increase in unrecognized tax benefits	46	(0.33)	185	(0.57)
Research and development credits	(229)	1.64	(925)	2.83
Change in valuation allowance	3,594	(25.81)	10,926	(33.44)
Change in rates	—	—	102	(0.31)
Other	32	(0.23)	7	(0.02)

Net income tax expense (benefit)	$—	—%	$—	—%

The Company had approximately $0.2 million of unrecognized tax benefits as of January 1, 2014. As of December 31, 2014 and 2015, the total gross uncertain tax benefits were approximately $0.1 million and $0.3 million, respectively. The Company does not anticipate a significant change in total unrecognized tax benefits or the Company’s effective tax rate due to the settlement of audits or the expiration of statutes of limitations within the next 12 months.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

Furthermore, the Company does not expect any cash settlement with the taxing authorities as a result of these unrecognized tax benefits as the Company has sufficient unutilized carryforward attributes to offset the tax impact of these adjustments.

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2014 and 2015, the Company had no accrued interest and no penalties related to uncertain tax positions.

The Company has analyzed its filing positions in all significant jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The Company is no longer subject to U.S. Federal and state and local tax examinations by tax authorities for years prior to 2012, although carryforward attributes that were generated prior to 2011 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. No income tax returns are currently under examination by taxing authorities.

The following is a tabular reconciliation of the Company’s change in gross unrecognized tax positions:

	December 31,
	2014	2015
	(in thousands)
Beginning balance	$169	$72
Decrease due to spin-off	(145)	—
Gross increase for tax positions related to prior periods	2	—
Gross increase for tax positions related to current periods	46	185

Ending balance	$72	$257

10. Commitments and Contingencies

Commitments

The Company was required to provide a $66,000 letter of credit as a security deposit for an office space lease and the Company has recorded the applicable cash held to secure this letter of credit as other assets on the balance sheets at December 31, 2014 and 2015. As of December 31, 2015 the required letter of credit balance has been reduced to $39,000.

Lease

Effective May 2012, the Company was obligated under an operating lease for office space located in Durham, North Carolina. Occupancy began in August 2012, and expires in February 2020. Monthly payments are $13,000, increasing annually by 2.75%. There was no rent owed for the first seven months, with the first rent payment due March 1, 2013. The Company received a $0.1 million incentive payment from the landlord to cover termination fees of an existing lease. This payment is amortized as a reduction of rent expense over the life of the lease.

Effective April 23, 2015, the Company executed a lease amendment to lease an additional 2,872 sq. ft. of contiguous office space at its Durham, North Carolina office which the Company took occupancy of on September 1, 2015. The lease terms for the additional space were the same as the original lease agreement and did not change the length of the lease.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Commitments and Contingencies (Continued)

Effective October 6, 2015, the Company executed a second lease amendment to lease an additional 6,787 sq. ft. of contiguous office space at its Durham, North Carolina office. The Company took occupancy on or about March 1, 2016. The lease terms for the additional space were amended to extend the lease term expiration date from February 2020 to June 2021. The lease also provides for $59,000 of rent abatement and a cash allowance of $176,000 for costs associated with upfitting the space. This payment is amortized as a reduction of rent expense over the remaining life of the lease. On a straight-line basis, monthly rent expense is $29,000. Monthly payments are $33,000, increasing annually by 2.75%. The additional future rent payments are expected to total approximately $0.8 million.

Rent expense under the operating lease totaled $0.2 million and $0.2 million for the years ended December 31, 2014, and 2015, respectively. As of December 31, 2015, future minimum payments under operating leases are as follows:

Year ending December 31 (in thousands):
2016	$308
2017	402
2018	413
2019	424
Thereafter	622

Total future rent payments	$2,169

11. Grants

National Institutes of Health Grant

In June 2012, the National Institute of Health awarded the Company a two-year grant to conduct research on inhibitors for the oral treatment of CNS Coccidioides infections (Valley Fever). The total award of the initial grant was $0.3 million and covered the period from June 2012 through May 2014. In June 2014, the Company received an additional award to continue with the research for the oral treatment of CNS Coccidioides infections. The total award of the additional grant is $0.7 million and covers the period June 2014 through May 2017. The Company recognized $0.2 million and $0.3 million as grant and other revenue (and the corresponding research and development expense) for the years ended December 31, 2014 and 2015, respectively.

Department of Defense Grant

On April 15, 2015, the Company’s Defense Medical Research and Development Program Award (Development and Preclinical Evaluation of VT-1598, a Broad-Spectrum and Safe Antifungal to Prevent Fungal (Mold) Infections of Battlefield Wounds) became effective with the Department of Defense. The program will have a duration of three years and is eligible to receive $2.0 million in funding. The Company recognized $0.3 million as grant and other revenue (and the corresponding research and development expense) for the year ended December 31, 2015.

12. Related Party

On October 13, 2014, the Company entered into a transition services agreement with Innocrin Holdings, a related-party. The transition services include limited operation support for the first three months of the transition as well as certain consulting services for up to one year post spin-off. The Company and Innocrin Holdings have common ownership and the Company’s CEO is a board

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. Related Party

member of Innocrin Holdings. The Company recognized $40,000 of transitional services revenue and had an outstanding receivable balance as of and through December 31, 2014. The Company recognized $34,000 of transitional services revenue for the year ended December 31, 2015. The transition services agreement expired on October 14, 2015.

13. Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to common shareholders by the weighted-average shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per share is calculated by adjusting weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period. For purposes of the diluted net loss per share calculation, preferred shares, profits interests, call options and warrants to purchase preferred shares are considered to be common stock equivalents but are excluded from the calculation of diluted net loss per common share if their effect would be anti-dilutive.

	Year Ended December 31,
	2014	2015
	(in thousands except share and per share data)
Net loss	$(18,414)	$(32,669)
Accretion of Series 1 through Series D preferred shares	(5,852)	(6,618)
Deemed dividends on issuance of Series C1 preferred shares	(19,082)	—
Excess fair value relating to distribution of Innocrin preferred shares and net liabilities	11,875	—
Deemed contribution adjustment due to preferred shares modification	8,588	—

Net loss attributable to common shareholders— basic and diluted	$(22,885)	$(39,287)

Weighted-average Common A shares outstanding—basic and diluted	1,100,000	1,100,000

Net loss from continuing operations per Common A share—basic and diluted	$(16.72)	$(35.72)

Net loss per from discontinued operations Common A share—basic and diluted	$(4.08)	—

Net loss per Common A share—basic and diluted	$(20.80)	$(35.72)

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. Net Loss Per Share (Continued)

The following potentially dilutive securities were outstanding during each reporting period and were excluded from the above computations, as their inclusion would have had an antidilutive impact due to the losses reported:

	Year Ended December 31,
	2014	2015
Preferred shares	68,146,780	87,809,701
Call Option to purchase preferred shares	8,855,147	8,855,147
Profits Interests	4,770,061	7,047,085

Total of common equivalent shares	81,771,988	103,711,933

The profits interests (Common B and C) are excluded as the holders do not participate in losses.

14. Subsequent Events

On February 4, 2016, the Company issued 150,508 Common C profits interests to one of its employees. On February 17, 2016, the Company issued 8,855,145 shares of Series D preferred shares to existing investors in connection with the holders exercising their call option. Total gross proceeds from the issuance of the preferred shares were $15.8 million.

            Shares

VIAMET PHARMACEUTICALS CORP.

Common Stock

PROSPECTUS

Until                      , 2016 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Morgan Stanley	Goldman, Sachs & Co.

Guggenheim Securities	Needham & Company

Part II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution.

The following table indicates the expenses to be incurred in connection with this offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment

Item 14.	Indemnification of directors and officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Upon the completion of this offering, our certificate of incorporation will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon the completion of this offering, our certificate of incorporation will provide that we will indemnify each person who was or is a party or threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Viamet Pharmaceuticals, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the Delaware General Corporation Law. Upon the completion of this offering, our certificate of incorporation will provide that expenses must be advanced to these indemnities under certain circumstances.

The indemnification provisions contained in our certificate of incorporation that will be effective as of the closing date of this offering are not exclusive. In addition, we have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933 against certain liabilities.

Item 15.	Recent sales of unregistered securities.

Set forth below is information regarding shares of our capital stock and warrants issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares of capital stock and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Preferred Shares

In February 2013, we issued and sold 1,739,130 Series C1 preferred shares to six investors at a price per share of $1.15 for an aggregate purchase price of approximately $2 million.

In June 2013, we issued and sold 4,347,826 Series C1 preferred shares to seven investors at a price per share of $1.15 for an aggregate purchase price of approximately $5 million.

In October 2013, we issued and sold 4,347,826 Series C1 preferred shares to seven investors at a price per share of $1.15 for an aggregate purchase price of approximately $5 million.

In February 2014, we issued and sold 8,695,652 Series C1 preferred shares to seven investors at a price per share of $1.15 for an aggregate purchase price of approximately $10 million.

In July 2014, we issued 8,695,652 Series C2 preferred shares in exchange for the relinquishment of 8,695,652 Series C1 preferred shares by certain of our existing preferred shareholders, and issued and sold an aggregate of 4,347,826 Series C3 preferred shares to such preferred shareholders at a price per share of $1.15 and an aggregate purchase price of approximately $5 million.

In October 2014 and April 2015, we issued and sold an aggregate of 35,420,590 Series D preferred shares in two tranches at a purchase price of $1.78 per share and an aggregate purchase price of approximately $60 million.

In February 2016, we issued and sold an aggregate of 8,855,145 Series D preferred shares at a purchase price of $1.78 per share and an aggregate purchase price of approximately $16 million.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2), Regulation D and/or Regulation S promulgated thereunder relative to the transactions by an issuer not involving a public offering. All purchasers of our preferred shares described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment only and not with a view to the distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time, or, as applicable, made certain representations with respect to their qualification under Regulation S.

(b) Viamet Holdings Incentive Share Grants

In February 2012, we issued 387,200 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Equity Incentive Plan, as amended (our “2011 Plan”). These shares were treated as profits interests and are subject to a threshold valuation of $39,600,000 before participating in distributions.

From February 2013 through April 2013, we issued 820,050 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Plan. These shares were treated as profits interests and are subject to a threshold valuation of $53,150,000 before participating in distributions.

In December 2013, we issued 1,489,225 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Plan. These shares were treated as profits interests and are subject to a threshold valuation of $80,112,000 before participating in distributions.

In October 2014, we issued 1,243,207 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Plan. These shares were treated as profits interests and are subject to a threshold valuation of $154,332,000 before participating in distributions.

In February 2015, we issued 2,381,226 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Plan. These shares were treated as profits interests and are subject to a threshold valuation of $129,400,000 before participating in distributions.

In October 2015, we issued 5,727,264 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Plan. These shares were treated as profits interests and are subject to a threshold valuation of $175,400,000 before participating in distributions.

In November 2015, we issued 1,003,388 incentive Common C Shares to an employee pursuant to our 2011 Plan. These shares were treated as profits interests and are subject to a threshold valuation of $175,400,000 before participating in distributions.

In February 2016, we issued 150,508 incentive Common C Shares to an employee pursuant to our 2011 Plan. These shares were treated as profits interests and are subject to a threshold valuation as of the date of the grant, which valuation shall be determined by our board of managers (or a committee thereof).

The incentive share grants described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c) Issuance of Viamet Holdings Warrants

In October 2012, in conjunction with the issuance of Series C1 preferred shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 391,304 Series C1 preferred shares at an exercise price of $1.15 per share to the purchasers of the Series C1 preferred shares for no additional consideration.

In February 2013, in conjunction with the issuance of Series C1 preferred shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 260,870 Series C1 preferred shares at an exercise price of $1.15 per share to the purchasers of the Series C1 preferred shares for no additional consideration.

In June 2013, in conjunction with the issuance of Series C1 preferred shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 652,174 Series C1 preferred shares at an exercise price of $1.15 per share to the purchasers of the Series C1 preferred shares for no additional consideration.

In October 2013, in conjunction with the issuance of Series C1 preferred shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 652,174 Series C1 preferred shares at an exercise price of $1.15 per share to the purchasers of the Series C1 preferred shares for no additional consideration.

In February 2014, in conjunction with the issuance of Series C1 preferred shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 1,304,348 Series C1 preferred shares at an exercise price of $1.15 per share to the purchasers of the Series C1 preferred shares for no additional consideration.

In October 2014, we issued an aggregate of 1,810,869 Series C1 preferred shares upon the net exercise of the foregoing warrants.

No underwriters were involved in the foregoing issuances of warrants. The warrants described in this section (c) of Item 15 and the associated Series C1 preferred shares were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) and Regulation D promulgated thereunder relative to the transactions by an issuer not involving a public offering. All purchasers of our Series C1 preferred shares associated with the warrants described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment only and not with a view to the distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time.

All of the securities described in paragraphs (a), (b) and (c) of this Item 15 are deemed restricted securities for purposes of the Securities Act. To the extent such securities are represented by certificates, all such certificates included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and financial statement schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein. No financial statement schedules are included because the information is either provided in the consolidated financial statements, is not required under the instructions or is immaterial, and such schedules therefore have been omitted.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Durham, North Carolina, on the          day of                      , 2016.

VIAMET PHARMACEUTICALS HOLDINGS, LLC

By:
Robert J. Schotzinger, M.D., Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Robert J. Schotzinger and Richard D. Katz, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/ she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Robert J. Schotzinger, M.D., Ph.D.	Director, President and Chief Executive Officer (Principal Executive Officer)

Richard D. Katz, M.D.	Chief Financial Officer (Principal Financial and Accounting Officer)

Robert A. Ingram	Chairman of the Board

Adrian Howd	Director

G. Kelly Martin	Director

Signature	Title	Date

Douglas B. Reed, M.D.	Director

S. Edward Torres	Director

Philip R. Tracy	Director

Andrew C. von Eschenbach, M.D.	Director

Steven D. Weinstein	Director

Kristopher A. Wood	Director

Exhibit Index

Exhibit Number	Description of Exhibit
1.1*	Underwriting Agreement

2.1*	Plan of Conversion

2.2	Separation and Distribution Agreement, dated as of October 13, 2014, by and among the Registrant and Innocrin Pharmaceuticals Holdings, LLC and Innocrin Pharmaceuticals, Inc.

3.1*	Certificate of Incorporation of the Registrant (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation)

3.2*	Bylaws of the Registrant (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation)

3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Stock Certificate evidencing the shares of common stock

4.2*	Registration Rights Agreement by and among the Registrant and the other parties named therein

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1*†	2016 Incentive Plan

10.2*†	Form of Incentive Stock Option Agreement under 2016 Incentive Plan

10.3*†	Form of Nonstatutory Stock Option Agreement under 2016 Incentive Plan

10.4*†	Form of Restricted Stock Agreement under 2016 Incentive Plan

10.5*†	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

10.6*†	Employment Agreement by and between the Registrant and Robert J. Schotzinger

10.7*†	Employment Agreement by and between the Registrant and Richard D. Katz

10.8*†	Employment Agreement by and between the Registrant and Amir Tavakkol

10.9*†	Employment Agreement by and between the Registrant and Volker Herrmann

10.10‡	Lease Agreement, dated May 16, 2012, by and between Nottingham Hall IC, LLC and the Registrant

10.11‡	First Amendment to Lease Agreement, dated as of April 23, 2015, by and between Nottingham Hall IC, LLC and the Registrant

10.12‡	Second Amendment to Lease Agreement, dated as of October 6, 2015, by and between Nottingham Hall IC, LLC and the Registrant

10.13*†	Employment Agreement by and between the Registrant and Oren Cohen

10.14‡	Metallophile Technology License Agreement, dated as of October 13, 2014, by and between the Registrant and Innocrin Pharmaceuticals, Inc.

10.15	License Agreement, dated as of October 13, 2014, by and between the Registrant and Innocrin Pharmaceuticals, Inc.

Exhibit Number	Description of Exhibit

21.1	Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

‡	Previously included.
*	To be filed by amendment.
†	Indicates management contract or plan.